Form 20-F
period 2023-12-31
Equifax do Brasil S.A.
filed 2024-05-10
CIK 1956746

As filed with the Securities and Exchange Commission on May 10, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
______
to
______
.
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file
number: 333-270310

Equifax do Brasil S.A.
(Exact Name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Avenida Tamboré, 267
Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit
151-A
Parte, Barueri, SP, Brazil, Zip Code
06460-000
Telephone: +1 (404)
885-8000
(Address of principal executive offices)
John W. Gamble, Jr., Chief Executive Officer
john.gamble@equifax.com

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	N/A	N/A
Securities registered or to be registered pursuant to Section
 12(g) of the Act
:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common shares, no par value
The number of outstanding shares of each class of stock of Equifax do Brasil S.A. as of December 31, 2023 was:
10,858,270 Common shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes

☒
 No
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.(Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒

				Emerging Growth Company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references to “EFX Brasil,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Equifax do Brasil S.A., a privately held corporation (sociedade anônima de capital fechado) incorporated under the laws of the Federative Republic of Brazil and its subsidiaries; all references to “EFX” refer to Equifax Inc., a Georgia corporation, which as of December 31, 2023 indirectly owned 80% of our common shares; and all references to “ACSP” refer to the São Paulo Trade Association (Associação Comercial de São Paulo), a Brazilian private association, former shareholder of Boa Vista and current shareholder of EFX Brasil.

All references to “Boa Vista” refer to Boa Vista Serviços S.A., an Equifax Company. Boa Vista is a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil. As a result of the Transaction (as defined below), Boa Vista is a wholly-owned subsidiary of EFX Brasil, and EFX Brasil conducts its operations entirely through Boa Vista.

The term “Minority Shareholders” refers to our shareholders who received common shares issued by the Company in exchange for the redemption of their Boa Vista shares in the Transaction (as defined below), pursuant to resolutions taken within the scope of the extraordinary general meetings held on June 29, 2023 and August 7, 2023. The term “Minimum Interest” refers to common shares representing at least 5% of our total outstanding common shares.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States.

The Transaction

EFX Brasil was established in 1998 as an indirect subsidiary of EFX, a global data, analytics and technology company. Prior to August 7, 2023, Boa Vista was a publicly held corporation with equity securities listed on São Paulo Stock Exchange (B3 S.A. – Bolsa, Brasil, Balcão, the “B3”), and EFX Brasil had no significant business other than holding the indirect minority interest of EFX in Boa Vista, and EFX Brasil had no significant sources of income other than distributions from Boa Vista and gains or losses on its investment in Boa Vista. On August 7, 2023, EFX completed its acquisition of Boa Vista by means of the merger of all of the common shares of Boa Vista (except shares held by EFX Brasil) into shares of EFX Brasil pursuant to the Brazilian Corporations Law, as an immediate result of which Boa Vista ceased to be a publicly held corporation and became a wholly-owned subsidiary of EFX Brasil (the “Transaction”). See “Item 4. Information on the Company — A. History and Development of the Company.”

Financial Statements

This annual report includes financial information derived from our audited historical financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “Audited Financial Statements.” We refer to the audited consolidated financial statements of Boa Vista (Predecessor) as of August 7, 2023 and December 31, 2022 and for the period from January 1, 2023 through August 7, 2023 and the each of the years in the two-year period ended December 31, 2022 as the “Boa Vista Financial Statements (Predecessor).” Please refer to Item 19 for a list of all financial statements filed as a part of this annual report.

The Audited Financial Statements and the Boa Vista Financial Statements (Predecessor) are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, except with respect to the exclusion of a comparative period from January 1, 2022 to August 7, 2022 as required by International Accounting Standards 1 (IAS 1): Presentation of financial statements. Prior to January 1, 2021, no stand-alone financial statements for EFX Brasil had been prepared and accordingly, EFX Brasil has adopted IFRS for its financial statements for each of the two years in the period ended December 31, 2022, applying all standards that were in effect as of that date.

1

Auditor Independence

Given the relative sizes of EFX Brazil and Boa Vista before the closing of the Transaction, Boa Vista is considered a predecessor entity. The Boa Vista Financial Statements (Predecessor) are included in this annual report on Form 20-F.

In connection with this annual report, we requested KPMG Auditores Independentes Ltda. (“KPMG Brazil”), Boa Vista’s auditor at the time of the Transaction, to affirm its independence relative to the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”) and the United States Securities Exchange Commission (“SEC”) in order to audit the period covered by the Boa Vista Financial Statements (Predecessor) (the “Boa Vista Audit Period”).

KPMG Brazil’s independence evaluation procedures identified a subcontractor relationship between EFX and KPMG LLP (“KPMG US”), another member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, during the Boa Vista Audit Period. This relationship involves EFX acting as a subcontractor to KPMG US to perform components of certain tax services that KPMG US provides to clients. The relationship, which was previously permissible, became impermissible after the closing of the Transaction. Fees paid to EFX under this subcontractor relationship are immaterial; KPMG Brazil’s engagement team was not comprised of any KPMG US personnel and KPMG US was not involved in the audit of the Boa Vista Financial Statements (Predecessor).

KPMG Brazil considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as auditors of the Boa Vista Financial Statements (Predecessor) and has concluded that there has been no impairment of KPMG Brazil’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audit. The Audit Committee of the Board of Directors of EFX also considered the independence of KPMG Brazil and also concluded that this matter would not influence KPMG Brazil’s audit and the objectivity and impartiality of KPMG Brazil would not be impacted.

Currency Information

We maintain our books and records in reais, which is our functional currency as well as our reporting currency.

Solely for the convenience of the reader, certain Brazilian real amounts presented in this annual report have been translated into U.S. dollars at the Reference Rate (as defined below). Such U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors, is not in accordance with any generally accepted accounting principles and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at this rate or at any other rate. The rate we used to convert these amounts was R$4.8413 to US$1.00 (the “Reference Rate”), subject to rounding adjustments, based on the selling rate on December 29, 2023 as reported by the Central Bank.

2

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this annual report, contain or are based on “forward-looking” information. Forward-looking statements are based on the belief and assumptions of EFX Brasil on the basis of factors currently known to it. These forward-looking statements include terms and phrases such as: “anticipate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” and similar expressions. These forward-looking statements include statements regarding benefits of the Transaction, integration plans and expected synergies and cost reductions, anticipated future growth, and financial and operating performance and results. Forward-looking statements involve significant risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. All forward-looking statements included in this annual report are based upon information available to EFX Brasil on the date hereof, and EFX Brasil disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time. All such factors are difficult to predict and beyond EFX Brasil’s control. These factors include, but are not limited to, those discussed in the section of this annual report under “Item 3. Key Information — D. Risk Factors,” risks and uncertainties detailed in EFX Brasil’s periodic public filings with the SEC, factors contained or incorporated by reference into such documents and in subsequent filings by EFX Brasil with the SEC, and the following factors:

•	we may fail to realize the anticipated strategic and financial benefits sought from the Transaction;

•

security breaches and other disruptions to information technology infrastructure could compromise company, consumer and client information, interfere with operations, drive significant costs for remediation and enhancement of IT systems and create legal liability, all of which could have a substantial negative impact on our business and reputation;

•	any non-compliance with applicable personal data protection laws of Brazil, including failures in data security may result in legal liability adversely affecting its business;

•	we may not hold all intellectual property rights that are material to its activities;

•

we may be unable to adequately and effectively protect its intangible assets, including its intellectual property rights, against third party violations, which could materially and adversely affect its business;

•

third parties may claim that we infringed their intellectual property rights and this may lead to significant expenses with litigation and licensing, or prevent the sale of certain products or services;

•	the expansion of our database at competitive costs depends on partnerships for data acquisition, which may be terminated or modified;

•

our potential inability to keep up with rapid technological development and offer new products and services, as well as properly improve and modernize its technological infrastructure, could materially and adversely affect its business;

•	we may not be able to achieve the expected success with Cadastro Positivo;

•	our new business strategies and innovations may not succeed;

•	political instability has adversely affected and may continue to adversely affect the Brazilian economy and Brazilian businesses, including us;

•	inflation and any efforts by the Brazilian government to combat inflation may contribute to economic uncertainty in Brazil and have an adverse effect on us;

3

•	any further downgrading of Brazil’s credit rating may have an adverse effect on us;

•	exchange rate instability may adversely affect the Brazilian economy; and

•	other factors discussed elsewhere in this annual report.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. EFX Brasil does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

4

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this annual report, in evaluating the Company. The following is a summary of some of the principal risks we believe we face:

•	we may fail to realize the anticipated strategic and financial benefits sought from the Transaction;

•

security breaches and other disruptions to information technology infrastructure could compromise company, consumer and client information, interfere with operations, drive significant costs for remediation and enhancement of IT systems and create legal liability, all of which could have a substantial negative impact on our business and reputation;

•	any non-compliance with applicable personal data protection laws of Brazil, including failures in data security may result in legal liability adversely affecting our business;

•	we may not hold all intellectual property rights that are material to our activities;

•

we may be unable to adequately and effectively protect our intangible assets, including our intellectual property rights, against third party violations, which could materially and adversely affect our business;

•

third parties may claim that we infringed their intellectual property rights and this may lead to significant expenses with litigation and licensing, or prevent the sale of certain products or services;

•	the expansion of our database at competitive costs depends on partnerships for data acquisition, which may be terminated or modified;

•

our potential inability to keep up with rapid technological development and offer new products and services, as well as properly improve and modernize its technological infrastructure, could materially and adversely affect our business;

•	we may not be able to achieve the expected success with Cadastro Positivo;

•	our new business strategies and innovations may not succeed;

•	political instability has adversely affected and may continue to adversely affect the Brazilian economy and Brazilian businesses, including us;

•	inflation and any efforts by the Brazilian government to combat inflation may contribute to economic uncertainty in Brazil and have an adverse effect on us;

•	any further downgrading of Brazil’s credit rating may have an adverse effect on us;

•	exchange rate instability may adversely affect the Brazilian economy; and

•	other factors discussed elsewhere in this annual report.

Risks Relating to our Business

Security breaches and other disruptions to information technology infrastructure could compromise company, consumer and customer information, interfere with operations, may cause us to incur significant costs for remediation and enhancement of IT systems and expose us to legal liability, all of which could have a substantial negative impact on our business and reputation.

In the ordinary course of business, we collect, process, transmit and store sensitive data, including intellectual property, proprietary business information and personal information of consumers, employees and strategic partners. The secure operation of our information technology networks and systems, and of the processing and maintenance of this information, is critical to our business operations and strategy. Because our products and services involve the storage and transmission of personal information of consumers, we are routinely the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Additionally, we could experience service disruptions or a loss of access to critical data or systems due to ransomware or other destructive attacks. Insider or employee cyber and security threats are also a significant concern for all companies, including ours. Despite the substantial investment, both by us and by our parent, EFX, in physical and technological security measures, employee training and contractual precautions, our information technology networks and infrastructure (or those of our third-party vendors and other service providers) are potentially vulnerable to unauthorized access to data, loss of access to systems or breaches of confidential information due to criminal conduct, attacks by hackers, employee or insider malfeasance and/or human error.

The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and often are not recognized until launched against a target, or even some time after. We may be unable to anticipate these techniques, implement adequate preventative measures or remediate any intrusion on a timely or effective basis even if our security measures are appropriate, reasonable, and/or comply with applicable legal requirements. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, we are in the process of transforming our applications and infrastructure technologies, and this transition to cloud-based technologies may expose us to additional cyber threats as we migrate our data from our legacy systems to cloud-based solutions hosted by third parties. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and we expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security.

If we experience significant breaches of security measures, including from incidents that we fail to detect for a period of time, sensitive data may be accessed, stolen, disclosed or lost. Any such access, disclosure or other loss of information could subject us to business interruption, significant litigation, regulatory fines or penalties, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. While we maintain cybersecurity insurance, we cannot ensure that insurance policies in the future will be adequate to cover losses from any security breaches.

Security breaches and attacks, and the adverse publicity that may follow, can have a negative impact on our reputation and our relationship with our customers. If we experience another material cybersecurity incident or are otherwise unable to demonstrate the security of our systems and the data we maintain and retain the trust of our customers, consumers and data suppliers, we could experience a substantial negative impact on our business.

Any non-compliance with applicable personal data protection laws in Brazil, including failures in data security, may result in legal liability adversely affecting our business.

In the ordinary course of business, we process, transmit and store sensitive data, including the personal information of consumers, employees and strategic partners, as well as sensitive data of employees. These activities all concern the processing of personal data in Brazil and are therefore regulated by the Brazilian General Personal Data Protection Act, or the “LGPD,” which regulates, among others, the transfer of personal data, the automated processing of personal data and the creation of consumer profiles (such as profiles regarding personal credit, presumed income, tendency to purchase products and insurance risk).

We must comply with security requirements set forth in the LGPD and other applicable data protection laws to ensure compliance with legal requirements and minimize risk events, including service unavailability or unauthorized access to or use of personal data. Failure to comply with the LGPD or other applicable legal requirements, or the unauthorized access or use of personal data of customers, employees, subcontractors or potential customers, among others, may adversely affect our reputation and result in the loss of our current and potential customers, subject us to the penalties and payment of indemnification and adversely affect our business, results of operations and financial condition.

The non-compliance with any provisions of the LGPD has the following risks:

•

the filing of legal, individual or collective actions seeking reparations for damages resulting from violations, based not only on the LGPD, but also on sector regulation regarding data protection still in force; and

•

the application of the penalties provided for in the Brazilian Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet by some consumer protection agencies, especially with respect to cyber security incidents that result in the unauthorized access to personal data.

Considering the large volume of personal data we process, we may be subject to higher risks of sanctions under the LGPD. If we fail to comply with the LGPD and other applicable laws, we may be subject to penalties, as well as financial losses and reputational damage, which may materially and adversely affect our financial results. Such penalties can range from warnings to fines of up to 2% of our revenue (up to a limit of R$50.0 million per infraction) or even to partial or total prohibitions on engaging in activities related to data processing. In addition, we may be liable for individual or collective damages caused by us due to non-compliance with the obligations established by the LGPD or other applicable legislation.

We may face difficulties complying with the LGPD on an ongoing basis. Changes in legislation may cause information that is currently defined as non-sensitive to be considered sensitive. Other data protection obligations that are not described above may also be established under the framework of the LGPD or under additional privacy laws or regulations enacted or approved in Brazil. This can impact our products and solutions already on the market, potentially even preventing their continued sale, and could seriously harm our business, financial condition or results of operations.

The market in which we operate is competitive. The launch of new products and price strategies implemented by competitors may reduce sales and market share.

We operate in a number of product and service markets that are highly competitive. Our competitors may develop new and superior products and/or services, which may have better acceptance in the market. Moreover, some of our competitors may have significantly higher financial, technical and marketing resources, among others, compared to us. As a result, our competitors may respond to new technologies or customers’ demands more rapidly, spending more resources than us for the development, improvement, promotion, sale and support of their products and services, or promoting aggressive pricing policies at levels that we cannot support.

Additionally, some customers may develop their own products, replacing the products they currently acquire from us, materially and adversely affecting our revenue. Moreover, our competitors maintain significant relationships with our current and potential customers. New competitors or alliances among our current competitors may arise and potentially reduce our market share and revenue. Participants in other markets may seek to expand their businesses to the market in which we operate, and new database managers and/or suppliers of analytical solutions may be created with different levels of association and relationship with financial institutions that currently engage our services.

Furthermore, some of our competitors may choose to sell products that compete with us at lower prices. As a result, we may lose customers who are focused on pricing, or we may be required to reduce our pricing, which may adversely affect our profitability.

We may not hold all intellectual property rights that are material to our activities.

We currently hold several registered trademarks or trademarks under registration process with INPI, including “Boa Vista,” “SCPC,” “Boa Vista BlueBox,” “Acerta,” “Centro Positivo,” “Define” and “Radar Pessoal,” some of which are material for our activities and the maintenance of our competitiveness in the market. We also hold certain material domain names associated with our trademarks and certain computer programs.

Certain of our material trademarks, including all trademarks that contain the term “Boa Vista,” are being challenged by third parties and we may lose our intellectual property rights related to these trademarks. Moreover, INPI may deny certain trademark registration applications, preventing us from holding them.

If we lose intellectual property rights on our material trademarks, we will no longer have the exclusive right to use them. Moreover, we may face difficulties in preventing third parties from using identical or similar trademarks, including to identify products or services that compete with us. We may be subject to civil claims or criminal charges for violations of third-party rights related to trademark use. The loss of rights or lack of registration of trademarks that we deem strategic may materially and adversely affect our business, financial condition, results of operations, cash flows, liquidity, reputation and/or future business.

We use proprietary software in our activities which was developed internally by our employees and by third-party developers. The agreements entered into with employees and third parties generally provide that any intellectual or industrial property rights developed in the course of employment or engagement belong to us, such agreements do not set forth similar provisions relating to software. Accordingly, although applicable Brazilian law governing software provides that the rights on software developed in the course of employment belong to the employer, we may still be subject to lawsuits brought by former employees claiming ownership of such software. In this case, we could be ordered to pay damages or cease using the software under dispute, which could have significant adverse impacts on our business, financial condition, operating results, cash flow, liquidity and/or future business.

In addition to software, the analytical models that are created to allow us to provide our services are not subject to patents or registrations with industrial property agencies in Brazil. If customers ask for exclusivity in the use of models developed for them, we will have increased costs due to greater effort in the development of new models, considering that exclusivity prevents a more widespread application of a model with a wider range of customers or to develop a set of analytical solutions.

We may be unable to adequately and effectively protect our intangible assets, including our intellectual property rights, against third party violations, which could materially and adversely affect our business.

Our business success partially relies on our ability to protect and preserve our current and future trademarks and defend our intellectual property rights, including registered trademarks, software and domain names, as well as the confidentiality of our technology and services. We cannot guarantee that the measures we adopt to protect our intellectual property rights will be sufficient or that third parties will not infringe or misappropriate our intellectual property rights. If we are unable to protect our intellectual property rights against infringement or misappropriation, this may have a material adverse effect on our present and future business, financial condition, results of operations, cash flow, liquidity and reputation.

In addition, algorithms are not patentable or subject to any industrial property rights. Former employees acting in bad faith may provide competitors with certain technical knowledge, or even create new competitors, using unprotected intellectual material, including personal data, even if they do not have access to the databases owned or acquired by us.

Our inability to adequately protect our intangible assets may have a material adverse effect on our present and future business, financial condition, results of operations, cash flow, liquidity and reputation.

Third parties may claim that we infringed their intellectual property rights and this may lead to significant expenses with litigation and licensing, or prevent the sale of certain products or services.

Third parties, including our employees and third-party software developers, may claim that our products or services infringe their intellectual property rights. In addition, our former employees who developed software or analytical models may claim intellectual property rights in such software or models, or certain aspects of them, limiting our ability to use them. Any dispute or litigation related to intellectual property assets may be costly and time-consuming due to the complexity of the technology that we provide and the uncertainty in the outcome of any disputes.

Additionally, we use certain open-source software in our products and services. Companies that use open-source computer programs are subject to lawsuits challenging the ownership of these programs and/or compliance with license terms, as third parties may claim intellectual property rights in such open-source software or claim non-compliance with license terms. Certain licenses of open-source programs require users that distribute or use open-source software as part of their software to publicly disclose all or a portion of the source code of the relevant software and/or make works derived from open-source codes available at unfavorable terms and for no compensation. Any obligation to disclose our proprietary source code or any judgment requiring us to pay damages could materially and adversely affect our business, financial condition, results of operations, cash flows, liquidity and/or future business.

We may be required to enter into license agreements in order to continue using intellectual property that belongs to third parties, which may be costly and restrictive or prevent us from selling certain products and/or providing certain services, materially and adversely affecting our present or future business, financial condition, results of operations, cash flows, liquidity and/or reputation.

We may face difficulties in implementing EFX’s technology transformation strategy.

As part of the technology transformation strategy implemented by our parent entity, EFX, we are transitioning and migrating our data systems from traditional, on premises data centers to cloud-based platforms. This effort may be time consuming and costly, and may place significant strain on our management, personnel, operations, systems, technical performance, financial resources, internal financial controls and reporting function and may have a material adverse impact on our results of operations and cash flows. In addition, many of our existing personnel have limited experience with native cloud-based technologies. EFX’s technology transformation strategy will therefore require management time and resources to educate employees, including our employees, and implement new ways of conducting business. The dedication of resources to this technology transformation strategy limits the resources available to devote to other initiatives or growth opportunities, or to invest in the maintenance of existing internal systems. There can be no assurance that this strategy is the right one or that investments in alternative technologies or other initiatives would not be a better use of our resources.

Additionally, as a result of the cloud migration efforts related to EFX’s technology transformation strategy, we may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during transitional periods. Reorganization and transition can require a significant amount of management’s and other employees’ time and focus, which may divert attention from operating activities and growing our business. If EFX’s technology transformation strategy fails to achieve some or all of the expected benefits, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The failure to realize the anticipated benefits of EFX’s technology transformation strategy could adversely impact our business and financial results.

We expect EFX’s technology transformation strategy, including our transition to cloud-based technologies, will significantly increase our efficiency, our productivity, and the stability and functionality of our products and services, as well as decrease the cost of our overall systems infrastructure. This complex, multifaceted and extensive initiative is expensive and has caused, and may cause in the future, unanticipated problems and expenses. If the transition causes errors or adversely impacts system processes, our new systems do not operate as expected, or the data we transition to the cloud changes in a material way, we may have to incur significant additional costs to make modifications and could lose customers and we may suffer reputational harm as a result. Moreover, we have experienced issues with customer migration, as some of our customers may not migrate to cloud-based technologies on a timely basis or at all or may choose not to utilize our products and services during and after our transition to cloud-based technologies, which could negatively impact our revenue.

We cannot assure you that EFX’s technology transformation strategy will be beneficial to the extent, or within the timeframes expected, or that the estimated efficiency, cost savings and other improvements may not be realized as anticipated or at all. Market acceptance of cloud-based offerings is affected by a variety of factors, including information security, reliability, performance, the sufficiency of technological infrastructure to support our products and services in certain geographies, customer and data provider concerns with entrusting a third party to store and manage its data as well as the customer’s ability to access this data once a contract has expired, and consumer concerns regarding data privacy and the enactment of laws or regulations that restrict our ability to provide such services to customers. If we are unable to correctly respond to these issues, we may experience business disruptions, damage to our reputation, negative publicity, diminished customer trust and relationships and other adverse effects on our business. Even if the anticipated benefits and savings are substantially realized, there may be consequences, internal control issues or business impacts that were not expected. Our transition and migration to cloud-based technologies may increase our risk of liability and cause us to incur significant technical, legal, regulatory or other costs.

The transition to cloud-based technologies could expose us to operational disruptions.

We rely on the efficient and uninterrupted operation of complex information technology systems and networks, some of which are managed internally within the Company, some of which are managed by EFX and some of which are outsourced to third parties. As part of EFX’s technology transformation strategy, we are upgrading a significant portion of the information technology systems used to operate our business and replacing them with cloud-based solutions. This transition will continue to require substantial changes to our software and network infrastructure, which could lead to system interruptions, affect our data systems and further expose us to operational disruptions, and cause us to lose customers, all of which could have a material adverse effect on our results of operations.

Upon implementation of the new cloud-based solutions, much of our information technology systems will consist of outsourced, cloud-based infrastructure, platform and software-as-a-service solutions not under our direct management or control. Any disruption to either the outsourced systems or the communication links between us and the outsourced supplier could negatively affect our ability to operate our data systems and could impair our ability to provide services to our customers. We may incur additional costs to remedy the damages caused by these disruptions.

The outbreak of communicable diseases in Brazil and/or in the world, like the COVID-19 pandemic, has impacted and may continue to impact how we operate.

We face various risks related to health epidemics, pandemics and similar outbreaks. For example, the COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread adversely impacted the global economy and led to reduced consumer spending and lending activities. Our customers, and therefore our business and revenues, are sensitive to negative changes in general economic conditions. We may experience significant revenue declines as a result of future health epidemics, pandemics and similar outbreaks.

The expansion of our database at competitive costs depends on partnerships for data acquisition, which may be terminated or modified.

We benefit from cost savings derived from partnerships for sharing data that allows the expansion of our database at competitive costs. There is no guarantee that such partnerships will continue to be successful or that our relationships with our partners will continue to be beneficial to both parties.

If we are unable to continue these partnerships, we will have a significant increase in costs related to data access and enrichment, which may adversely affect our business, financial condition and results of operations.

In addition, although we contractually require our partners to comply with the LGPD, if our partners do not adhere to such obligations we may be subject to penalties under the LGPD, as well as the payment of fines and sanctions pursuant to the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet.

Our potential inability to keep up with rapid technological development and offer new products and services, as well as properly improve and modernize our technological infrastructure, could materially and adversely affect our business.

Our ability to remain competitive relies, in part, on our ability to propose innovative technological solutions that meet the demands of our customers. If we are unable to meet such demands or unable to find partners to work with that promptly and adequately match the technological abilities of the broader data management and analysis sector, our business, financial condition and results of operations may be materially adversely affected.

In addition, we cannot assure you that in the future we will be able to maintain the level of investment necessary to promote and/or continue to modernize our technological infrastructure for data treatment. This may prevent us from acquiring new business and customers, maintaining our existing customers and ensuring the security of our data and that of our customers, which may materially adversely affect our business, financial condition and results of operations.

We may not be able to achieve the expected success with the Cadastro Positivo.

The regulatory environment in which we operate underwent a significant transformation in connection with the changes in 2019 to the Cadastro Positivo, a database that records information about the history of payments of a wide base of consumers and companies. The long-term benefits of the 2019 reforms to the Cadastro Positivo regime remain subject to uncertainties. For example, a significant volume of people and companies may voluntarily choose not to share their data (i.e., opt-out), in an amount that may be more significant than expected, or a substantial number of data sources (such as banks, telephone companies, utilities in general and retailers, etc.) may refuse to comply with the legal framework of the Cadastro Positivo. For example, since its implementation in 2019, participation in the Cadastro Positivo has been uneven across sectors, with certain sectors, such as insurance and education, not yet participating, while other sectors, such as banking and telecommunications, are participating fully. As a result, it has taken longer than expected for us to fully realize the expected benefits of the Cadastro Positivo regime on our ability to use this data to create and offer new information solutions for our customers.

Our new business strategies and innovations may not succeed.

Our ability to implement our new business strategies and innovations depends on several factors, including, in particular, effects of existing laws and regulations, especially those relating to data management and analysis. Other important factors include domestic political and economic conditions, changes in operating costs and efficiencies, the development of technological infrastructure, the creation of new products, the availability of more modern analytical methods and the ability to continue to create or acquire proprietary data. There can be no assurance that we will succeed in implementing our new strategies and innovations, which may materially adversely affect our business, financial condition and results of operations.

Material weaknesses in our internal control over financial reporting have been identified. Failures in internal controls could expose us to unexpected or unforeseen risks, which could adversely affect our business.

In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2023, our external auditors considered our internal controls to determine audit procedures for the purpose of expressing their opinion on the consolidated financial statements and not to provide assurance on internal control. During this process, a material weaknesses in our internal control over financial reporting as of December 31, 2023 was identified, which was communicated to management and the board of directors. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the ineffective design, implementation, and operation of information technology general controls (ITGCs), in the areas of both user access and program change management for certain information technology systems that affected our IT-dependent business processes.

We have been implementing several measures to remediate this material weakness which we expect will improve our internal control over financial reporting. These measures include the design, implementation of new processes, policies and procedures, improvements of the internal controls to provide additional levels of review and approval, enhancements of internal documentation and implementation of new software solutions. However, we cannot assure investors that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. Moreover, while we currently do not expect that the costs we will have to incur to remediate this material weaknesses will adversely affect our business, we may incur in unforeseen expenses.

If we are unable to remediate the identified deficiency or maintain effective internal controls, we may fail to accurately report our results or prevent the occurrence of malpractices, errors, frauds or other illegalities, including corruption. Failure or ineffectiveness in our internal controls could have a material adverse effect on the business.

Neither we nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting, and our independent registered public accounting firm will only be required to do so once we cease to be an emerging growth company. Had we performed an assessment of our internal control over financial reporting or our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

We may be unable to obtain or promptly renew all required operating licenses.

We cannot assure you that we will be able to obtain and timely renew the licenses and/or permits of use and operation issued by the competent municipal governments and fire departments for each of our offices and/or customer points of service. Failure to obtain or renew these licenses and permits under applicable requirements may result in successive fines and closing of facilities, as applicable, interrupting our activities. We may be adversely affected in the event of the closing, even if temporarily, of any of our offices and/or customer points of service.

Changes in senior management and the potential difficulty in attracting and replacing qualified professionals may adversely affect our business.

We rely on the ability, experience and professional qualifications of our senior management to implement our strategy and to identify and market new products, technologies and business opportunities. Any loss of key executives, as well as any difficulty in attracting, retaining and timely replacing qualified professionals, may have a material adverse effect on our business, financial condition and results of operations.

In addition, teams of specialized professionals are necessary and are difficult to hire and retain. There is a shortage of specialized professionals, and high demand for them, so that the market for such professionals has strong competition, which can lead to a substantial increase in personnel costs, or even unavailability of professionals in the necessary quantity. Specialized professionals may also be attracted by competitors, which may result in loss of ability to deliver results and strengthen competitors or even the formation of new competitors. All of these factors can adversely impact our operations and results.

Unfavorable decisions in judicial proceedings may adversely affect us.

We are, or may become, party to judicial, administrative and arbitration proceedings whose outcomes may be unfavorable. Decisions that are contrary to our interests and that eventually result in substantial fines or damages may affect the continuity or profitability of the services we provide or prevent the realization of our projects as initially planned and may also adversely affect our results and our reputation. The amount of provisions that we have recognized with respect to potential liabilities arising from these matters are and continue to be lower than the overall amounts of the claims made against us and there can be no guarantee that the final judicial decisions will not exceed the amounts that we recognize as a provision.

Unfavorable rulings against us or our management in judicial and administrative proceedings may have a material adverse effect on our present and future business, financial condition, results of operations, cash flow, liquidity and reputation.

We are subject to certain risks that are not covered by insurance, which may have an adverse impact on our business.

We are subject to risks for which we do not have insurance coverage, such as war, acts of God, terrorist acts, force majeure or interruption of certain activities, among others. The occurrence of a significant uninsured risk, in part or in full, may adversely affect our revenues, expenses, business and reputation.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our business, financial condition and results of operations.

Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

As part of EFX’s technology transformation, we plan to outsource various components of our information technology and administrative functions, and will continue to evaluate additional outsourcing. If these outsourcing vendors fail to perform their obligations in a timely manner or at satisfactory quality levels, including with respect to data and system security, or increase prices for their services to unreasonable levels, our ability to bring products to market and support our customers and reputation could suffer. Any failure to perform on the part of these third-party providers could impair our ability to operate effectively and could result in lower future revenue, unrealized efficiencies and adversely impact our results of operations and our financial condition.

The loss of access to data from external sources may adversely affect our ability to supply our products and provide our services.

Our business largely depends on data from external sources to maintain and update our database, including data received from customers, partners, governmental sources and public records. Our current sources of data may choose to provide information to our competitors. Moreover, if a significant number of important data sources cannot provide their data, we lose access to data due to governmental regulations (including due to failure to comply with the LGPD) or we lose the exclusive right to use data or the cost of collection, disclosure or use of data increases materially, our ability to supply products and provide services to our customers may be materially and adversely affected, resulting in decreased revenue and damage to our reputation.

Finally, there can be no assurance that we will be able to obtain data from alternative sources if our current sources and/or future sources become unavailable and/or become too expensive, making it impossible to continue operations.

The market in which we operate depends on telecommunications and electricity infrastructure. The inadequate development of the infrastructure of public and private networks necessary to expand our activities may adversely affect our business.

Changes in or insufficient availability of telecommunications and/or electricity infrastructure, as well as the inadequate development of the required public infrastructure network or the delay in the adoption of technologies and improvements, may result in slower response times, affecting the connectivity we require to provide our services.

Electricity shortages have occasionally occurred in Brazil and may occur again. There can be no assurance that Brazil’s power generation capacity will sufficiently increase to meet demand, and electricity shortages may adversely and significantly affect the cost and supply of electricity.

Moreover, the increase in prices of electricity and/or data transmission services increases costs, which may adversely affect our business if we are unable to efficiently pass these costs on to our customers. Any failure of the public or private networks to adequately provide telecommunications and/or electricity services may adversely affect our business and results.

A significant portion of our revenue derives from service agreements concentrated in a few customers.

A significant portion of our annual revenue derives from our largest customers, with our largest customer representing 10.16% of our total revenue for the year ended December 31, 2023. We cannot guarantee that the agreements we entered into with our main customers will be renewed or extended or that we will obtain equivalent revenue from our main customers in the future. There is also no guarantee that customers will not significantly reduce their consumption, whether for internal reasons, such as the development of their own processes that replace or eliminate the use of our services, or external ones, such as problems caused by cyber attacks. Any change in demand for services from one or more of these main customers or even loss of any of these customers may adversely affect our results of operations.

Our long-standing relationship with our customers and business partners may be reduced or terminated.

We maintain long-standing relationships with several customers and business partners which may, at any time, unilaterally terminate the agreements they entered into with us, significantly reducing business that generates revenue. This may result in renegotiations and, in case of termination of agreements, the loss of business opportunities to competitors.

We cannot assure you that we will be able to maintain or renew our existing agreements, maintain our relationship with our current customers or business partners or recover amounts payable by defaulting customers or business partners. The loss of one or more customers or business partners that have a long-standing relationship with us may adversely affect our business, financial condition and results of operations.

The demand for our products and services may be adversely affected as free and/or less costly information becomes available.

Information in general, including the results of certain analytical models, such as information relating to customer scoring, that is freely disclosed or is relatively cheap has been increasingly available to customers and consumers, especially through the internet. If this trend continues it may reduce the demand or impact the prices of our risk analytics services.

Recently, the number of companies that offer free or low-cost scoring services, including credit rating, monitoring and reporting, increased with the emergence of alternative business models that use these services as a means to present other products and services to customers and consumers.

If our customers rely on free or relatively cheap information rather than our risk analytics, our business, financial condition and results of operations may be materially and adversely affected.

Negative changes in general economic conditions, including interest rates, unemployment rates, income, inflation, investment amounts and consumer confidence, may adversely affect us.

Our customers, business and revenue are sensitive to negative changes in general economic conditions, including credit demand, credit availability and access to capital, interest rate levels and volatility, inflation, employment levels, consumer trust and demand for housing, in Brazil and abroad. For example, many corporate customers use scoring information, analytical solutions and related data to process orders of new credit cards, vehicle loans, real estate loans, other consumer loans, as well as to manage their existing credit relations.

The demand for our services tends to be related to the general levels of economic and consumer credit activity, which may be affected by changes in interest rates. Banks’ and other creditors’ intention to extend credit is adversely affected by increased consumer default rates and loan losses in a weak economy. Consumer demand for credit, and more generally the increase of consumer consumption, also tends to increase at a slower pace or decrease in periods of economic contraction or slowdown.

Our customer base is adversely affected when financial markets experience volatility, lack of liquidity and disruption. The potential for increased and continuous market disruption represents significant risks for business and revenue. High or increasing unemployment or interest rates; decreased income, inflation or investment amounts; lower consumer confidence and reduced access to credit adversely affect the demand for a number of our products and services and, as a result, our revenue and results of operations. Consumers may also postpone or reduce their expenses and use of credit, and creditors may reduce the amount of credit offered or available. These factors also influence demand, which can impact the consumption of solutions related to services other than credit, such as marketing services, anti-fraud and direct consumer services.

Changes in Brazilian tax legislation or conflicts in our interpretation may adversely impact us, increasing the taxes that we are required to pay.

The Brazilian government has frequently implemented several changes in tax regimes that can affect us and our customers, including as a result of the execution or amendment of tax treaties. These changes include changes in the current rates and/or the creation of taxes, temporary or definitive, whose resources are destined for purposes established by the government. Some of these changes may result in increases in our tax burden, which could adversely affect our profitability and the prices of our products and services, as well as restrict our ability to do business in the markets in which we operate, adversely affecting us.

In December 2023, the tax reform of consumption taxes in Brazil was approved. The tax reform has a transition period that extends until 2033 and intends to simplify and restructure the Brazilian tax system, including the creation of a value-added tax on goods and services that will replace several existing taxes (i.e., social contributions, the federal tax on industrialized products, tax on financial transactions and tax on the circulation of goods and services). These changes may result in increases in our taxes, which may adversely affect our profitability and the prices of our products and services, as well as restrict our ability to do business in the markets in which we operate.

Brazil also adopted the arm’s length principle for local transfer pricing rules through the conversion of Provisional Measure No. 1,152/2022 into Law No. 14,596 in June 2023. We are a part of a multinational group, and our future intercompany transactions with related parties abroad will therefore need to comply with the newly enacted domestic transfer pricing system, which might impact the overall corporate income tax profile of the business. Provisional Measure No. 1,152/2022, which was signed on December 28, 2022, provided that the arm’s length principle adoption is compulsory for all taxpayers starting on January 1, 2024, however taxpayers could elect to early adopt the arm’s length principle for all intercompany transactions executed in 2023.

Additional tax reform is also being discussed in Brazil, including a bill affecting certain rules regarding the income taxation of individuals, Brazilian legal entities and financial investments. Two of the main points of the tax reform bill are the taxation of dividends and the extinguishment of the deductibility of interest on capital (juros sobre o capital próprio) paid to shareholders.

The effects of these changes or any other additional reforms, if approved, may have adverse impacts on our business. There can be no guarantee we will be able to maintain our projected cash flow and profitability after any increases in Brazilian taxes applicable to us and our operations.

Risks Relating to Our Common Shares

Our common shares are not freely tradeable or listed on any exchange.

There currently is no trading market for our common shares and it is not anticipated that a trading market will develop. We will not register our common shares for listing on any public exchange. Due to the lack of a public market for our common shares, it may be difficult to readily liquidate any holdings of our common shares whenever desired. Although our common shares will be subject to certain put and call options as provided for in our Bylaws, such options are subject to important limitations as to the time and manner in which they may be exercised. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Put Option Rights” and “Item 10. Additional Information — B. Memorandum and Articles of Association — Call Option Rights.”

The protections afforded to minority shareholders in Brazil are different from those in the United States and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and companies, their directors or executive officers is less developed in Brazil than it is in the United States and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those under U.S. or other laws. There is also a substantially less active plaintiffs’ bar for the enforcement of shareholders’ rights in Brazil than there is in the United States. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or executive officers than it would be for shareholders of a U.S. company.

Shareholders may face difficulties in serving process on or enforcing judgments against EFX Brasil and other persons.

We are a privately held corporation (sociedade anônima de capital fechado) incorporated under the laws of Brazil. One of our directors resides in Brazil, and all of our assets are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or this person within the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or statutory executive officers than would shareholders of a U.S. corporation.

Shareholders may not receive dividends or interest on capital.

Under our Bylaws, shareholders are entitled to a mandatory minimum dividend of 25% of the adjusted net income for the year. Under the Brazilian Corporations Law, annual net income may be capitalized, used to offset losses or retained and may not be made available for the payment of dividends or interest on capital. In addition, the Brazilian Corporations Law allows a privately-held company to suspend the mandatory distribution of dividends in a given fiscal year if the board of directors informs the ordinary general meeting participants that the distribution would be incompatible with our financial situation or required for other purposes, such as planned investments in technology or other purposes. Failure to receive dividends may frustrate expectations of cash return of our investors.

Finally, the income tax exemption on the distribution of dividends and the taxation currently levied on the payment of interest on capital provided for under current law may be revised. If withholding of income taxes on dividends is introduced, the statutory income tax rate is expected to decrease. However, other changes to the Brazilian income tax system might lead to an overall increase in taxes, reducing the net amount to be received by shareholders.

For more information, see “— Risks Relating to our Business — Changes in Brazilian tax legislation or conflicts in our interpretation may adversely impact us, increasing the taxes that we are required to pay.”

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Securities Exchange Act of 1934 (the “Exchange Act”), we are subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules, which permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though we are required to make submissions on Form 6-K disclosing the information that is material to us which we have made or are required to make public pursuant to Brazilian law or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Risks Relating to Brazil

The Brazilian government exercises significant influence on the Brazilian economy. This influence, as well as the Brazilian economic and political environment, may materially and adversely affect us.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved increases in interest rates, changes in tax policies, price controls, interventions in the exchange market, control on capital and limits on imports, among other measures.

We have no control over, nor can we foresee, the measures or policies that the Brazilian government may implement in the future. We may be materially and adversely affected by changes in policies or regulations involving or affecting factors such as:

•	monetary policy;

•	fiscal policy and tax regime;

•	liquidity in the financial, capital and credit markets;

•	exchange policy;

•	social and political instability;

•	expansion or contraction of the global or Brazilian economy;

•	foreign exchange controls and restrictions on remittances of funds abroad;

•	material exchange rates fluctuations;

•	interest rates;

•	inflation;

•	changes in the criteria for setting prices and tariffs; and

•	other political, social and economic events that may take place in Brazil or otherwise affect Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties, recession and a slow recovery period in Brazil and future developments in the Brazilian economy may adversely affect us.

Political instability has adversely affected and may continue to adversely affect the Brazilian economy and Brazilian businesses, including us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic downturns and heightened volatility in the securities issued by Brazilian companies.

Presidential elections were held in Brazil in October 2022. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2023, may adopt or change during his mandate or the effect that any such policies might have on their business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular the reform of Brazil’s pension system, which was approved in 2019 by the Brazilian Congress, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to fiscal reform remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies. Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our or EFX Brasil’s business, financial condition and results of operations.

Inflation and any efforts by the Brazilian government to combat inflation may contribute to economic uncertainty in Brazil and have an adverse effect on us.

Brazil has experienced periods of significantly high rates of inflation in the past. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central) establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2015 and 2023, the official annual Brazilian interest rate varied from 14.25% to 11.75%, and it was 9.25%, 13.75% and 11.75% in 2021, 2022 and 2023, respectively. The inflation rate as measured by the IGP-M and calculated by FGV was 17.78%, 5.45% and 3.18% in 2021, 2022 and 2023, respectively. The inflation rate as measured by the IPCA and published by IBGE was 10.06%, 5.79% and 4.62% in 2021, 2022 and 2023, respectively. Historically, the exchange rate of the real relative to the U.S. dollar, euro and other strong currencies has also fluctuated significantly.

Any future measures taken by the Brazilian government, including the changes in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the real may trigger inflation, adversely affecting the overall performance of the Brazilian economy. If Brazil experiences high inflation in the future, we may be unable to adjust the prices they charge their customers in order to offset the effects of inflation on their cost structure, which could increase their costs and reduce our net and operating margins.

Moreover, in the event of increased inflation, the Brazilian government may choose to significantly increase the official interest rates. The increase in interest rates may affect our cash and cash equivalents and securities, which are subject to interest rates. Accordingly, fluctuation in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in interest rates or inflation rates may adversely affect the revenue from our financial investments.

Any further downgrading of Brazil’s credit rating may have an adverse effect on our business.

Downgrades of Brazil’s sovereign debt by credit rating agencies may negatively impact Brazil’s economy, and thus adversely affect our business in Brazil. Rating agencies regularly review Brazil’s sovereign ratings based on a number of factors, including macroeconomic trends, tax and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors.

Standard & Poor’s started to review Brazil’s sovereign ratings in September 2015. Subsequently, Brazil lost its investment grade rating, according to the credit rating reviewed by the three main credit rating agencies. Standard & Poor’s downgraded Brazil’s sovereign debt credit again from BB+ to BB, maintaining its negative outlook on the rating, on February 17, 2016. In February 2016, Moody’s downgraded Brazil’s credit rating below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness indicators, considering a low economic growth and a challenging political environment. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB- (negative), citing structural weaknesses of Brazil’s public finances, high public debt, and weak economic growth prospects. As of the date of this annual report, Brazil’s sovereign rating was BB (stable), Ba2 (stable) and BB (stable) by Standard & Poor’s, Moody’s and Fitch, respectively.

As a result of Brazil’s loss of its investment grade rating, and the multiple ensuing downgrades since 2015, the trading price of securities in Brazilian debt and equity markets has been adversely affected.

There can be no assurance that rating agencies will maintain Brazil’s sovereign credit ratings. Any downgrade in Brazil’s sovereign credit ratings may negatively impact Brazil’s economy, and thus adversely affect our business.

Exchange rate instability may adversely affect the Brazilian economy.

Historically, the exchange rate of the real relative to the U.S. dollar, euro and other strong currencies has fluctuated significantly. The Brazilian government implemented a number of economic plans and used a number of exchange rate policies, including sudden depreciations, periodic mini-depreciations, floating exchange rate market systems, exchange controls and dual exchange rate markets. Since 1999, Brazil has adopted a floating exchange rate system, with interventions of the Central Bank in the purchase or sale of foreign currency. From time to time, significant fluctuations in the exchange rate of the real relative to the U.S. dollar and other foreign currencies occurred.

The real depreciated 47.0% against the U.S. dollar in 2015, appreciated 16.8% in 2016, and depreciated 1.5%, 17.1%, 4.0%, 28.9%, and 7.4% in each of 2017, 2018, 2019, 2020 and 2021, respectively. The real appreciated 5.27% and 9.52% against the U.S. dollar in 2022 and 2023, respectively. We cannot assure you that the depreciation or appreciation of the real relative to the U.S. dollar and other foreign currencies will not adversely affect us.

Exchange rate instability may have a material adverse effect on us. The real could depreciate or appreciate substantially against the U.S. dollar and other foreign currencies, which could create inflationary pressures in Brazil through general increases in prices and cause increases in interest rates, which may adversely affect the Brazilian economy as a whole and our results of operations, due to the decrease in consumption, change in consumption habits, increase in our costs and restricted access to international capital markets. Conversely, the appreciation of the real may result in the deterioration of the Brazilian current account and balance of trade, as well as in a decrease in the growth of the gross domestic product (“GDP”) from exports. We may be adversely affected by changes in these foreign exchange policies.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

EFX Brasil, a privately held corporation (sociedade anônima de capital fechado) incorporated under the laws of Brazil, was established in 1998 as an indirect subsidiary of EFX, a global data, analytics and technology company. EFX provides information solutions for businesses, governments and consumers, and EFX provides human resources business process automation and outsourcing services for employers in the United States. EFX Brasil was established as a vehicle for EFX’s business and investments in Brazil.

Boa Vista began as a credit bureau, managing a database comprising commercial and record information with a focus on both companies and consumers, in addition to records of transactions among companies, with nationwide coverage. In March 2010, Boa Vista was incorporated by ACSP upon the demutualization of its credit analysis division, including its Credit Protection Central Service (Serviço Central de Proteção ao Crédito). At that time, ACSP had been operating a traditional credit protection service in the Brazilian market for over 60 years, with a presence in all the states of Brazil.

In May 2011, EFX purchased a 15% equity interest in Boa Vista through EFX Brasil in exchange for EFX Brasil’s then-existing business and operations in Brazil. As a result, Boa Vista took over EFX’s then-existing business, operations and databases in Brazil. In 2013, Boa Vista completed the incorporation of EFX Brasil’s databases, teams and products and started offering services at a national level as a credit bureau that integrated products with information of both individuals and legal entities, becoming a “one-stop-shop” for its customers. In September 2020, Boa Vista completed an initial public offering and listing of its common shares on Brazil’s Novo Mercado segment of the B3 under the symbol “BOAS3.” Immediately prior to the Transaction, EFX Brasil held approximately 9.95% of the total issued and outstanding common shares of Boa Vista.

On February 9, 2023, EFX, EFX Brasil and Boa Vista entered into a Merger Agreement, pursuant to which, among other things, the parties intended to implement a business combination of Boa Vista and EFX Brasil by means of the merger of all of the common shares of Boa Vista (except shares held by EFX Brasil) into shares of EFX Brasil pursuant to Articles 224, 225 and 252 under Brazilian Corporations Law (the “Merger of Shares”). On August 7, 2023, the Merger of Shares was completed and Boa Vista became a wholly-owned subsidiary of EFX Brasil. As a result of the Transaction, EFX indirectly owns 80% of our common shares, with ACSP and certain other former Boa Vista shareholders holding the remaining 20%.

Capital Expenditures

For a description of our main capital expenditures for the fiscal years ending December 31, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures and Research and Development.”

B. Business Overview

Overview

We are one of the largest consumer credit bureaus in Brazil, with a significant market share in all sectors of the economy, including large financial conglomerates, banks, financial service providers, fintechs, insurance companies, telecommunications service providers and electric utilities. We are increasingly moving away from providing raw data and moving towards structuring information as part of our risk analytics regarding individuals and companies, thus generating a more in-depth knowledge for our customers.

We believe we stand out among our peers in Brazil due to our collaborative approach to developing innovative and customized solutions according to our customers’ needs, transforming raw data into structured solutions and allowing customers to make more efficient decisions. In the development of our products and solutions, we bring together analytical intelligence and technology and apply them not only to our customers’ databases but also to our proprietary database, which currently has records relating to approximately 243 million individuals and 54 million companies. The possession of a proprietary database is a primary differentiator between us and other companies, which generally create solutions based on third-party data.

Strategy

We are marketed as “Boa Vista, an Equifax Company.” EFX plans to accelerate our technology, product and data transformation and position Boa Vista as a market leader in Brazil. Access to EFX’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology helps us drive the rapid development of new products and services, enhance security, operational efficiency and expansion into new vertical industries.

The regulatory environment in which we operate underwent a significant transformation in connection with the changes in 2019 to the Cadastro Positivo, a database that records information about the history of payments of a wide base of consumers and companies. According to the Central Bank, the Cadastro Positivo has increased the data available to the market by sharing information regarding 20 million individuals and entities to the participating companies’ database management system (Gestoras de Banco de Dados), which we believe will increasingly challenge companies in understanding how to use such data. As the number of companies participating in the Cadastro Positivo increases, we plan to use this database to create and offer a wide range of new information solutions that support the strategic decisions of our customers.

Products and Services

We have one reportable segment and develop and offer a range of solutions, including, among others, credit reporting, analytical modeling, credit scoring and algorithmic tools. We also provide credit recovery services, with a transformational focus on adding analytical and digital tools to these services.

Our services are comprised of two main business lines:

Decision Services

This line of business includes services such as scoring, decision modeling and data analytics, among others. A significant portion of our revenue from this business line derives from services that require different degrees of data analysis that may be customized. The decision services line of business includes:

•

Risk Analytics. This is our most important portfolio of services in regards to revenue generation. Based on data presented in legacy data reports, the information provided by customers, other proprietary databases and data from the Cadastro Positivo, we offer analytical solutions based on several statistical models.

•	Legacy Data Reports. This portfolio of services encompasses reports that include record, demographics, behavioral and other data.

•

Marketing Services. This portfolio of services is designed to help companies in identifying new customers and increasing the profitability of their portfolios. We offer solutions with analytical intelligence to support companies in identifying and managing consumers (i.e., up-sell, cross-sell, churn management and recovery of inactive customers) with the profiles that best suit their target audiences to increase their lifetime value, once these consumers are incorporated into their customer portfolio.

•

Anti-Fraud Solutions. This portfolio of services is primarily focused on contributing to the security of the operations of virtual stores, fintech and payment providers by combating fraud in digital transactions efficiently, minimizing fraud-related losses and maximizing billing.

•	Consumer Services. These solutions help consumers in managing their financial lives, covering different information, including credit history, scoring models and inclusion of new debt.

Recovery Services

This line of business includes support services to reduce default rates, encompassing collection platforms, electronic notifications, printed letters sent to defaulting parties and other services, which increases the effectiveness of communications and the credit recovery process for customers. The recovery services line of business includes:

•

Digital Solutions. This is our main portfolio of recovery services, including solutions for the management of defaulting portfolios of customers and the segmentation and remittance of collection notices to debtors through digital means, such as e-mail and SMS messages.

•	Printed Solutions. This solution includes the remittance of printed collection letters to debtors and reports setting forth the payment history of defaulting parties.

The Production Process

The production process for our products and services consists of data collection and compilation, data treatment and storage and data verification and employment.

Data Collection and Compilation

We collect information about the credit history of consumers and borrowers from customers, creditors, public sources and registry offices. We also obtain consumer spending information from different sources, including banks, credit card companies, retail chains, non-banking financial institutions and public utilities. This information includes payment records, pending judicial issues and potential insolvencies and bankruptcies. We then compile the data and information obtained on individuals and companies and create credit reports, scores and analyses used in a wide range of our products and solutions.

Data Treatment and Storage

We primarily capture information from public sources, such as the Cadastro Positivo, customers, partners and internal systems. The data undergoes a strict confirmation and legal assessment process, which evaluates the legality of the use of data, the purposes given to the data, confirmation of suppliers and partners regarding their operations, trustworthiness and technical ability. We then assess the data regarding our accuracy, structure and technical, financial or operating benefits.

Once the above requirements are fulfilled, the data undergoes a process of treatment and availability for the production environment. The first stage involves the incorporation of all records received from different sources, verification and fulfillment of structural criteria for each attribute previously identified for each set of data. Data that does not meet these criteria is rejected and returned to our source for verification and necessary adjustments. We then set quality rules for the inserted data, assessing consistency, integrity, need for normalization and accuracy.

Data Verification and Deployment

Only data that qualifies and is suitable for use is made available for the creation of advanced algorithms to be used in our solutions. All stages of the process may be tracked and monitored through reports to help ensure that quality levels meet specified standards and the documentation required to meet the needs of our customers, consumers and partners is available.

We make the treated and stored data available to use in our decision and recovery services, using several technological platforms, including systemic integrations through application programming interfaces (or APIs), proprietary internet portals, partner internet portals, mobile apps and data strings.

Product and Services Distribution

The distribution of our products and services is based on four pillars:

Network of “Rede Verde e Amarela” Trade Representative and Partners

Rede Verde e Amarela is an indirect sales channel that represents trade groups and similar organizations across Brazil, including federations of associations, trade associations and boards of storekeepers, which we refer to as “trade representatives” or “partners” depending on the relevant sales arrangement. Trade representatives operate as exclusive resellers of our products, selling our solutions to their members and other interested parties. Partners also operate as exclusive resellers of our products in certain areas, following special sales commission rules. Trade representatives and partners have nationwide reach and operate as a platform for sharing business information on individuals and companies with us.

Network of Representatives

We use a network of sales representatives to target small and medium-sized customers, encompassing sectors, locations and customers that are not covered by the Rede Verde e Amarela network.

Complementary Channels

Complementary channels are sales tools used in smaller businesses, including small and micro companies and individuals, consisting of telesales and internet portals. The telesales channel operates actively, prospecting and making sales to new and existing customers through direct calls. The telesales channel also operates as a customer service and sales channel, when customers call seeking information and/or solutions to meet their needs. Internet portals play a complementary role in sales and tend to concentrate on small customers or individuals that seek easy and quick access to some of our simplified solutions.

Direct Sales

We use a direct sales team to prospect and service major customers in strategic sectors, including banks, fintechs and e-commerce companies, small or medium sized financial companies, telecommunications companies, public utilities, insurance companies and retail and consumer goods companies. Our relationships with these types of customers and commercial verticals is prospective, incremental or to further foster an existing relationship. Direct sales efforts are divided between creating new accounts, promoting the increase in the use of solutions already used by existing customers and monitoring the satisfaction of the quality of service to customers.

Territory

We operate in all Brazilian states. Revenues are concentrated in the Southeast and South regions, which are the richest in Brazil, accounting for a majority of Brazilian GDP. Services are offered through a diversified sales force that is present in all regions of Brazil, comprised of our own salespersons, sales representatives and partner entities.

Competition

The market for our products and services is highly competitive, and the data analysis and credit bureau segment in Brazil is concentrated in a few main companies. The largest companies in the market include Serasa Experian, Boa Vista, the Brazilian Credit Protection Service, or SPC Brasil, and Quod. Many of our competitors offer a similar suite of products, both in terms of consumer credit information and recovery services.

Intellectual Property

In Brazil, ownership of trademarks is obtained by registration with the INPI, which is the federal agency responsible for the registration of trademarks, patents and other intellectual property rights in Brazil. Registration with INPI ensures trademark holders enjoy the exclusive use of their trademarks in Brazil for ten years, which is renewable for successive periods upon payment of additional fees to the INPI. During the registration process, applicants have only an expectation of ownership regarding the trademarks they use to identify their products or services and the right to ensure the material integrity and/or reputation of the required trademark.

We currently hold several registered trademarks or trademarks in the process of registration in Brazil with INPI which are material to our business, including “Boa Vista,” “SCPC,” “Boa Vista BlueBox,” “Acerta,” “Centro Positivo,” “Define” and “Radar Pessoal.”

We hold key domain names which are associated with our trademarks, including www.boavistaservicos.com.br and www.boavistaservicos.net.br. We also own certain software programs, including “Integra” and “Boa Vista BlueBox.” As of the date of this annual report, we do not own any software programs that are registered or the process of registration with INPI. Although the agreements we enter into with employees and third parties generally provide that any intellectual or industrial property rights developed in the course of employment or engagement belong to us, such agreements do not set forth similar provisions relating to software. Accordingly, although applicable Brazilian law governing software provides that the rights on software developed in the course of employment belong to the employer, we may still be subject to lawsuits brought by former employees claiming ownership of such software. In this case, we could be ordered to pay damages or cease using the software under dispute, which could have significant adverse impacts on our business, financial condition, operating results, cash flow, liquidity and/or future business.

Seasonality

The Company is not subject to significant seasonal fluctuations in its revenues.

Regulatory Overview

We are not subject to authorizations, licenses or permits issued by governmental entities to operate. However, privacy and data protection laws have evolved in recent years, providing for more objective rules on the use of personal data.

As our business heavily involves the management, processing and analysis of personal data, our activities are subject to regulation under the LGPD, which establishes Brazil’s general regulatory regime for the processing of personal data. It was promulgated in August 2018, amended in 2019, and enforcement in regards to fines and penalties went into effect in August 2021. Prior to the LGPD, the processing of personal data was regulated by sector specific regulations and the general privacy rights of Brazil. In recent years, all individuals and legal entities in Brazil have been required to adapt their data processing procedures to comply with the LGPD.

The LGPD creates a system of rules that impacts all sectors of the economy and establishes a new legal framework to be observed in the processing of personal data. The LGPD also changes certain provisions of Law No. 12,965/2014, also known as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), and provides for, among other measures, the rights of personal data holders, cases in which the processing of personal data is permitted, obligations and requirements related to information security incidents, personal data leaks and the transfer of personal data, and sanctions for non-compliance.

In addition, the LGPD authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”), which is responsible for drafting guidelines and applying administrative sanctions for non-compliance with the LGPD. The ANPD has powers and responsibilities similar to the European data protection authorities, exercising a triple role of:

•	investigation, including the power to enact rules and procedures, interpret the LGPD and request information from controllers and processors of personal data;

•	enforcement, in cases of non-compliance with the law, through administrative proceedings; and

•

education, with the responsibility of fostering knowledge about data protection and information security measures in the country, promoting standards of services and products that facilitate data control and preparing studies on national and international practices for the protection of personal data and privacy, among others.

The LGPD applies to both individuals and legal entities, whether private or public, who process or collect personal data in Brazil, or otherwise process personal data with the purpose of offering or supplying goods or services to individuals and entities located in Brazil. The LGPD established detailed rules for the processing of personal data, including in regards to the collection, use, transfer and storage of personal data. The LGPD has affected numerous economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers, and other relationships in which personal data is collected, whether in a digital or physical environment.

The non-compliance with any provisions provided for in the LGPD has the following risks:

•

the filing of legal, individual or collective actions seeking reparations for damages resulting from violations, based not only on the LGPD, but also on other regulations regarding data protection still in force; and

•

the application of the penalties provided for in the Brazilian Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet by some consumer protection agencies, especially with respect to cyber security incidents that result in the unauthorized access to personal data.

Considering the large volume of personal data we process, we may be subject to higher risks of sanctions under the LGPD. If we fail to comply with the LGPD and other applicable laws, we could be subject to the following penalties and fines in an individual or cumulative manner:

•	a warning, indicating the period for the adoption of corrective measures;

•	fines of up to 2% of our revenue, limited to an aggregate amount of R$50.0 million per infraction;

•	disclosure of the infraction, once duly investigated and confirmed;

•	blocking of the personal data corresponding to the infraction;

•	elimination of the personal data corresponding to the infraction for a maximum period of six months, extendable for an additional six months; and

•	partial or total prohibition of the activities related to data processing.

In addition, we may be liable for individual or collective damages caused by us due to non-compliance with the obligations established by the LGPD or other applicable legislation.

The establishment and consultation of the database of Cadastro Positivo is subject to Law 12,414/2011, which in turn, is regulated by Decree No. 9,936/2019, which took effect on July 9, 2019. Decree No. 9,936/2019, also provides for the formation and use of databases including payment information of individuals and companies to create a credit history. Accordingly, Decree No. 9,936/2019 sets forth the minimum requirements for companies, such as us, to qualify as database managers, including minimum net equity, among others. Inclusion in the Cadastro Positivo databases system is automatic, unless record holders opt-out, prohibiting the sharing of their score and or data. Pursuant to the changes introduced by the law, record holders must be informed of any entries opened in their names within 30 days and must receive clear, objective and accurate information about the channels and options available for cancellation of their records.

In addition, Decree No. 9,936/2019 sets forth several procedures that we must adopt in case of security incidents, including communication of the fact to the ANPD, in events involving the supply of personal data of individuals, to the Central Bank, in events involving the supply of data provided by institutions authorized to operate by the Central Bank, and to the Brazilian Consumer Office (Secretaria Nacional do Consumidor) of the Ministry of Justice and Public Security, in events involving the supply of consumer data.

Pursuant to Decree No. 9,936/2019, we must inform the relevant authority of these incidents within two business days from the date we become aware of their occurrence, including at least:

•	a description of the nature of the affected personal data;

•	information on the involved record holders;

•	the security measures used to protect data, including encryption procedures;

•	risks related to the incident; and

•	the measures that were or will be adopted to reverse or mitigate the effects of the loss.

After the communication, the relevant authority will assess the need to confirm that we adopted adequate technical measures to make the affected personal data unintelligible to third parties unauthorized to access it, without prejudice to the mandatory and prompt communication to record holders affected by the security incident.

In addition, Resolution 4,737/2019 of the National Monetary Council establishes the conditions for registering a company as a database manager with the Central Bank and the Central Bank’s Resolution 14/2020 consolidates the rules about the process for this registration. The institutions authorized to operate by the Central Bank will only provide information regarding their credit operations to the database managers duly registered with the Central Bank.

C. Organizational Structure

EFX Brasil is a privately-held corporation (sociedade anônima de capital fechado) incorporated under the laws of Brazil. EFX Brasil’s corporate headquarters are located at Avenida Tamboré, 267, Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte, Barueri, SP, Brazil, Zip Code 06460-000. Boa Vista is a wholly-owned subsidiary of EFX Brasil. EFX Brasil has no other subsidiaries.

As a result of the Transaction, EFX indirectly holds 80% of our common shares, with ASCP and certain other former Boa Vista shareholders holding the remaining 20%. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

D. Property, Plants and Equipment

None.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion should be read in conjunction with the Boa Vista Financial Statements (Predecessor) and our Audited Financial Statements, and the related notes thereto, each of which are included in this annual report.

Factors Affecting Results of Operation

Brazilian Macroeconomic Environment

We operate entirely within Brazil, our revenue derives completely from sources within Brazil and our functional currency is the real. Consequently, our results of operations are and will continue to be affected by general macroeconomic conditions in Brazil, including the availability of credit and capital, interest rates, inflation, employment levels, consumer trust and housing demand, among others. We are also impacted by social and economic trends in Brazil, including the expansion of the middle class and increases in the use of financial services, especially credit services.

Historically, Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so in the coming years. Our results of operations should be positively affected by continued growth of the Brazilian economy. However, slower or reduced growth or a recession in Brazil could negatively impact our results of operations.

The following table presents certain macroeconomic indicators about the Brazilian economy for the periods indicated.

	For the years ended December 31,
	2023	2022	2021
Real GDP growth as compared to the prior year (1)	2.9%	2.90%	4.62%
IGP-M inflation (2)	3.18%	5.45%	17.78%
IPCA inflation (3)	4.62%	5.79%	10.06%
SELIC rate (4)	11.75%	13.75%	9.25%
Long-term interest rate (TJLP) (5)	6.55%	7.20%	5.32%
Exchange rate at the end of the period —US$1.00/R$	0.2061	0.1892	0.1795
Average exchange rate —US$1.00/R$ (6)	0.2004	0.1939	0.1855

Source: Central Bank, Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”, and the Brazilian Geographic and Statistical Institute (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”

(1)	Brazilian GDP as published by IBGE.
(2)	IGP-M inflation is measured by the FGV, representing the cumulative data over the last 12 months for each period.
(3)	IPCA inflation is measured by the IBGE, representing the cumulative data over the last 12 months for each period.
(4)	Annual target rate at the end of the period as set by the Central Bank. The SELIC rate is the Central Bank’s overnight lending rate.
(5)

Rate at the end of the period. The Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or “TJLP”, is the basic cost of financing provided by the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES.”

(6)	Represents the average of the daily exchange rates during the period.

Inflation, Interest Rates and Exchange Rates

Brazil has experienced periods of significantly high rates of inflation in the past. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central) establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2015 and 2023, the official annual Brazilian interest rate varied from a high of 14.25% to a low of 2.00%, and it was 9.25%, 13.75% and 11.75% as of December 31, 2021, 2022 and 2023, respectively. The inflation rate as measured by the IGP-M and calculated by FGV was 17.78%, 5.45% and 3.18% in 2021, 2022 and 2023, respectively. The inflation rate as measured by the IPCA and published by IBGE was 10.06%, 5.79% and 4.62% in 2021, 2022 and 2023, respectively. Historically, the exchange rate of the real relative to the U.S. dollar, euro and other strong currencies has also fluctuated significantly.

Our revenue is directly affected by variations in inflation because a large portion of our revenue derives from automatically renewable service agreements that are adjusted by inflation indices accumulated up to the date of the anniversary of these agreements. Our costs and expenses also may increase when there is an increase in inflation.

Any measures taken by the Brazilian government, including the reduction in interest rates and intervention in the exchange and securities markets to adjust or determine the value of the real, may trigger inflation. In the event of increased inflation, we may not be able to adjust the prices of our products to offset its effects on our cost structure, which may affect our financial condition. Moreover, in the event of increased inflation, the Brazilian government may choose to significantly increase official interest rates. An increase in interest rates may adversely affect the Brazilian economy as a whole and our operations.

Acquisition of Konduto

On August 5, 2021, Boa Vista acquired all shares of Konduto Internet Data Technology S.A. (“Konduto”). Konduto provides anti-fraud solutions, with a primary focus on contributing to the security of virtual stores, fintechs and means of payment by combating fraud in digital transactions. The total consideration transferred for the acquisition of Konduto was R$179.6 million, paid through a combination of cash, common shares and warrants.

Acquisitions of Acordo Certo and Contribution to Joint Venture

On December 21, 2020, Boa Vista acquired all shares of Acordo Certo Participações S.A. (“Acordo Certo”). Acordo Certo operates a digital debt renegotiation platform that allows customers to connect with creditors online to manage their debts. The total consideration transferred for the acquisition amounted to R$168.3 million, paid through a combination of cash and contingent consideration. The contingent consideration portion of the total consideration transferred was primarily based on Acordo Certo’s financial performance for the year ended December 31, 2022.

On October 25, 2022 (and subsequently amended in February 2023), Boa Vista entered into an Investment Agreement with a third party for the establishment of a joint venture, BVRV Participações S.A. (“BVRV”), pursuant to which Boa Vista agreed to contribute its interests in Acordo Certo to the joint venture. The closing of the transaction occurred in April 2023.

Overview

Periods Presented and Factors Affecting Comparability

We were established in 1998 as an indirect subsidiary of EFX, but did not have any substantive operations (other than holding the indirect interest of EFX in Boa Vista) or significant sources of income (other than distributions from or gains or losses on its investment in Boa Vista) prior to the consummation of the Transaction on August 7, 2023. As a result of the Transaction, the historical financial information of the Company for the years ended December 31, 2022 and 2021 are not meaningful to the discussion of the results of operations and are therefore excluded from the presentation of our results of operations and related discussions in this annual report. Financial information presented in this annual report as of and for the year ended December 31, 2023 (which we refer to as the Post-Acquisition Period) is that of the Company. Historical financial information presented in this annual report for the period from January 1, 2023 through August 7, 2023 and the years ended December 31, 2022 and 2021 (which we refer to as the Pre-Acquisition Periods) is that of Boa Vista, as a predecessor entity. Results of operations of the Company for the Post-Acquisition Period are not comparable to the results of operations of the Company or Boa Vista for the applicable Pre-Acquisition Periods. The period from August 8, 2023 to December 31, 2023 contained 146 days. The period from January 1, 2023 to August 7, 2023 contained 219 days. Results of operations for the Post-Acquisition Period reflect, among other things, the acquisition method of accounting applied to EFX Brasil’s acquisition of Boa Vista.

Selected Historical Consolidated Financial Information

The selected historical consolidated financial information set forth below as of December 31, 2023 and for the year ended December 31, 2023 has been derived from our Audited Financial Statements included elsewhere in this annual report. The selected historical consolidated financial information set forth below as of August 7, 2023, December 31, 2022 and December 31, 2021 and for the period from January 1, 2023 through August 7, 2023 and for each of the years in the two-year period ended December 31, 2022 has been derived from the Boa Vista Financial Statements (Predecessor) included elsewhere in this annual report.

	EFX Brasil (Successor)		Boa Vista (Predecessor) (1)
	Year ended December 31,		Period from	For the year ended December 31,
	2023		01/01/2023 to 08/07/2023	2022 (2)	2021 (2)
	(in US$ thousands) (2)	(in R$ thousands)	(in R$ thousands)
Net revenue from services	66,175	320,376	494,615	872,293	751,282
Cost of services rendered	(30,437)	(147,359)	(228,167)	(369,293)	(368,952)

Gross profit / (loss)	35,738	173,017	266,448	503,000	382,330
Operating expenses
Fair value gains/(losses) on equity investments at FVPL	8,357	40,460	—	—	—
Other income, net	6,449	31,221	36,072	—	—
Selling expenses	(6,320)	(30,595)	(51,945)	(69,116)	(60,329)
General and administrative expenses	(15,638)	(75,709)	(164,213)	(218,302)	(206,574)

Operating profit / (loss)	28,586	138,394	86,362	215,582	115,427
Financial income	6,941	33,606	102,741	154,894	136,958
Financial expenses	(7,120)	(34,472)	(19,006)	(32,269)	(16,229)

Finance income (expenses), net	(179)	(866)	83,735	122,625	120,729
Share of net loss of joint venture accounted for using the equity method	(1,317)	(6,378)	(3,010)	—	—

Profit / (loss) before income tax and social contribution	27,090	131,150	167,087	338,207	236,156
Income tax and social contribution
Income tax benefit (expense)	17,905	86,683	(59,064)	(40,457)	(60,959)

Total comprehensive profit (loss) for the year/period	44,995	217,833	108,023	297,750	175,197

(1)

The titles of each line item set forth in this table correspond to the line item titles contained in the Audited Financial Statements, and figures for Boa Vista (Predecessor) have been inserted from the corresponding line items contained in the Boa Vista Financial Statements (Predecessor). Specifically, figures from the Boa Vista Financial Statements (Predecessor) appearing under the line item titles “Revenue,” “Cost of services rendered,” “Gross income,” “Other income,” “Operating profit,” “Financial income (expenses),” “Profit before income tax and social contribution,” “Current and deferred” and “Profit for the period/year” are presented in this table under the line item titles “Net revenue from services,” “Cost of services rendered,” “Gross profit/ (loss),” “Other income, net,” “Operating profit / (loss),” “Finance income (expenses), net,” “Profit / (loss) before income tax and social contribution,” “Income tax benefit (expense)” and “Total comprehensive profit (loss) for the year/period,” respectively.

(2)	Certain figures for the years ended December 31, 2021 and 2022 have been reclassified to conform to the presentation for the year ended December 31, 2023.

Results of Operation of the Successor

As discussed previously, financial information of the Company, as successor, for the Post-Acquisition Period lacks direct comparability in many respects to financial information of the Company or Boa Vista for any Pre-Acquisition Period.

Year ended December 31, 2023

Net Revenue from services

Net revenue from services was R$320.4 million in the year ended December 31, 2023, representing the consolidation of revenues of Boa Vista beginning August 8, 2023.

Cost of services rendered

Cost of services rendered was R$147.4 million in the year ended December 31, 2023, representing the consolidation of the costs of providing services of Boa Vista beginning August 8, 2023.

Gross Profit

As a result of the foregoing, gross profit was R$173.0 million in the year ended December 31, 2023.

Fair Value Gains on Equity Investments

Fair value gains on equity investments at FVPL were R$40.5 million in the year ended December 31, 2023. This is primarily attributable to movements in the publicly traded price of the BV Common Shares held by EFX Brasil on the B3 in 2023. The closing share price of BV Common Shares traded on the B3 on August 7, 2023, the last day that the BV Common Shares were traded on the B3, was R$7.95, as compared to R$7.26 on December 31, 2022. Upon consummation of the Transaction, we ceased to recognize any fair value gains in relation to our investment in Boa Vista and our interests in Boa Vista were fully consolidated.

Other Income, Net

Other Income, net was R$31.2 million for the year ended December 31, 2023. Other income comprised gains from the sale of our investment in 9.5% of the outstanding equity of Neuroanalitica Participacoes Ltda.

Selling Expenses

Selling expenses were R$30.6 million for the year ended December 31, 2023, representing the consolidation of the selling expenses of Boa Vista beginning August 8, 2023.

General and Administrative Expenses

General and administrative expenses were R$75.7 million for the year ended December 31, 2023, primarily representing the consolidation of the general and administrative expenses of Boa Vista beginning on August 8, 2023.

Financial Income (expense), net

Net financial expense was R$0.9 million for the year ended December 31, 2023, primarily comprising R$24.9 million in other financial expenses, primarily relating to non-compete financial interests and Brazilian financial tax (IOF) related to cash repatriation, partially offset by R$29.4 million in interest income from financial assets.

Share of Net Loss of Joint Venture Accounted for Using the Equity Method

Our share of net loss of joint venture accounted for using the equity method was R$6.4 million for the year ended December 31, 2023, representing the consolidation of such net loss of the interest in earnings of BVRV owned by Boa Vista beginning August 8, 2023.

Profit Before Income Tax and Social Contribution

As a result of the foregoing, profit before income tax and social contribution was R$131.1 million on the year ended December 31, 2023.

Income Tax and Social Contribution

We recognized an income tax benefit of R$86.7 million for the year ended December 31, 2023, primarily due to an income tax benefit arising from the reversal of deferred tax liabilities in the amount of R$133.7 million associated to our initial investment in Boa Vista offsetting an income tax expense of R$47.0 million, representing taxes payable on our profit before income tax and social contribution at the nominal rate of 34%.

Profit for the Year

As a result of the foregoing, profit for the year was R$217.8 million for the year ended December 31, 2023.

Results of Operations of the Predecessor

As discussed previously, financial information of Boa Vista, as predecessor, in any Pre-Acquisition Period lacks direct comparability in many respects to financial information of the Company for the Post-Acquisition Period.

The titles of each line item set forth below correspond to the line item titles contained in the Boa Vista Financial Statements (Predecessor). See footnote (1) to the table appearing above under the heading “—Selected Historical Consolidated Financial Information.”

Period from January 1, 2023 to August 7, 2023 compared to Year ended December 31, 2022

Revenue

Revenue decreased by 43.3%, or R$377.7 million, to R$494.6 million for the period from January 1, 2023 to August 7, 2023 from R$872.3 million for the year ended December 31, 2022, due primarily to the shorter reporting period in the period ended August 7, 2023, and due to contract reductions in the fintech, financial institution and retail customer segments. Boa Vista’s contribution of its interest in Acordo Certo to the joint venture, BVRV, also contributed to a decrease in revenues from consumer services in the period ended August 7, 2023.

Cost of Services Rendered

Cost of services rendered decreased by 38.2%, or R$141.1 million, to R$228.2 million for the period from January 1, 2023 to August 7, 2023 from R$369.3 million for the year ended December 31, 2022, due primarily to the shorter reporting period in the period ended August 7, 2023. The decrease was partially offset by increases in costs associated with higher personnel expenses due to the collective bargaining agreement applied in August 2022 and higher expenses for depreciation and amortization due to a higher volume of projects completed in 2022.

Gross Income

As a result of the foregoing, gross income decreased by 47.0%, or R$236.6 million, to R$266.4 million for the period from January 1, 2023 to August 7, 2023 from R$503.0 for the year ended December 31, 2022.

Selling Expenses

Selling expenses decreased by 24.9%, or R$17.2 million, to R$51.9 million for the period from January 1, 2023 to August 7, 2023 from R$69.1 million in the year ended December 31, 2022, due primarily to the shorter reporting period in the period ended August 7, 2023. The decrease was partially offset by increases in costs due to the change in the sales commissioning model and increases in compensation and charges due to the collective bargaining agreement applied in August 2022, as well as increased expenses from holding a sales convention during the period from January 1, 2023 to August 7, 2023 that did not take place in 2022.

General and Administrative Expenses

General and administrative expenses decreased by 24.8%, or R$54.1 million, to R$164.2 million for the period from January 1, 2023 to August 7, 2023 from R$218.3 million in the year ended December 31, 2022, due primarily to the shorter reporting period in the period ended August 7, 2023. The decrease was partially offset by increases in expenses for consulting and advisory services engaged in connection with the Transaction.

Other Income

Other income was R$36.1 million for the period from January 1, 2023 to August 7, 2023, compared to zero in the year ended December 31, 2022. Other income comprised the gain recognized upon the derecognition of the carrying amount of Acordo Certo upon Boa Vista’s contribution of its interest in Acordo Certo to the joint venture, BVRV.

Financial Income (Expense)

Financial income (expense) decreased by 31.7%, or R$38.9 million, to R$83.7 million in the period from January 1, 2023 to August 7, 2023 from R$122.6 million in the year ended December 31, 2022, due primarily to the shorter reporting period in the period ended August 7, 2023. Net financial income primarily comprised interest income arising from financial assets, amounting to R$97.3 million in the period ending August 7, 2023 and R$150.0 million in the year ended December 31, 2022.

Share of Net Loss of Joint Venture Accounted for Using the Equity Method

Our share of net loss of joint venture accounted for using the equity method was R$3.0 million for the period from January 1, 2023 to August 7, 2023, as compared to zero in the year ended December 31, 2022, representing our proportional share of the losses in the joint venture, BVRV, which was formed during the period from April 20, 2023 to August 7, 2023.

Profit Before Income Tax and Social Contribution

As a result of the foregoing, profit before income tax and social contribution decreased by 50.6%, or R$171.1 million, to R$167.1 million for the period from January 1, 2023 to August 7, 2023 from R$338.2 million in the year ended December 31, 2022.

Income Tax and Social Contribution

Income tax and social contribution increased by 45.9%, or R$18.6 million, to R$59.1 million for the period from January 1, 2023 to August 7, 2023 from R$40.5 million for the year ended December 31, 2022. The increase was primarily attributable to the payment of interest on equity in the year ended December 31, 2022 (which did not reoccur in the period ended August 7, 2023) and the reduction in the amount of tax incentives in the period ended August 7, 2023.

Profit for the Period

As a result of the foregoing, profit decreased by 63.7%, or R$189.8 million, to R$108.0 million for the period from January 1, 2023 to August 7, 2023 from R$297.8 million for the year ended December 31, 2022. Profit for the period represented 21.8% and 34.1% of revenue for the period ended August 7, 2023 and the year ended December 31, 2022, respectively.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenue

Revenue increased by 16.1%, or R$121.0 million, to R$872.3 million for the year ended December 31, 2022 from R$751.3 million for the year ended December 31, 2021, due primarily to an increase of 13.2%, or R$55.1 million, in revenues from risk analytics under the decision services business line, driven primarily by increases in sales from traditional financial institutions and telecom customers. Revenues from the decision services business line overall increased by 14.0%, attributable primarily to the increase in revenues from risk analytics, an increase of R$16.2 million in revenue from consumer services attributable to growth in revenues from financial institutions and an increase of R$14.6 million in revenues from anti-fraud solutions due to the consolidation of the business of Konduto for the full twelve months of 2022 as compared to only five months in 2021, and an increase of R$6.1 million in revenue from marketing services due to increased demand for one-off data services contracts and recurring contracts. Revenues from the recovery services business line increased by 29.3%, or R$30.1 million, primarily due to a 53.7% increase in revenue from digital solutions driven by increases in default notices under contracts with financial institutions, as well as continued migration from printed to digital notifications.

Cost of Services Rendered

Cost of services rendered increased by R$0.3 million to R$369.3 million for the year ended December 31, 2022 from R$369.0 million for the year ended December 31, 2021, due primarily to an increase of R$21.2 million in personnel costs, due primarily to increases in wages under a new collective bargaining agreement and organic increases in employee headcount, as well as a result of the Konduto acquisition, and an increase of R$9.1 million in depreciation and amortization, partially offset by a decrease of R$16.4 million in technology services expenses, due primarily to the transition from the use of third-party mainframes to the use of a cloud-based mainframe, and a decrease of R$11.9 million in communications and other variable costs attributable primarily to reductions in costs at Acordo Certo.

Gross Income

Gross income increased by 31.6%, or R$120.7 million, to R$503.0 million for the year ended December 31, 2022 from R$382.3 million for the year ended December 31, 2021. Gross income represented 57.7% and 50.9% of revenue for the year ended December 31, 2022 and 2021, respectively. This increase was primarily due to the 16.1% increase in revenue, significantly higher than the less than 1% increase in costs of services rendered.

Selling Expenses

Selling expenses increased by 14.6%, or R$8.8 million, to R$69.1 million for the year ended December 31, 2022 from R$60.3 million for the year ended December 31, 2021, due primarily to an increase of R$9.7 million in personnel costs, attributable primarily to increases in compensation under performance based programs.

General and Administrative Expenses

General and administrative expenses increased by 5.7%, or R$11.7 million, to R$218.3 million for the year ended December 31, 2022 from R$206.6 million for the year ended December 31, 2021. The increase was primarily attributable to an increase of R$42.5 million in personnel costs, attributable to increases in provisions for profit sharing and increases in employee headcount and an increase of R$14.3 million of compensation for post-combination services to certain former shareholders of Acordo Certo. The increase was partially offset by impairment losses on non-financial assets and a decrease in other general and administrative expenses of R$28.4 million, primarily due to impairment losses on non-financial assets of R$23.4 million for the year ended December 31, 2021, related to management’s reassessment of its estimates of the expected financial performance of Acordo Certo, and for which there was no corresponding impairment for the year ended December 31, 2022.

Financial Income (Expense)

Net financial income increased by 1.6%, or R$1.9 million, to R$122.6 million for the year ended December 31, 2022 from R$120.7 million for the year ended December 31, 2021, primarily due to an increase in interest income arising from financial assets of R$95.7 million, primarily attributable to increases in income on cash and cash equivalents driven by an increase in CDI rates (the Brazilian inter-bank rate to which a significant portion of Boa Vista’s cash and cash equivalents are indexed) as well as a decrease in financial expenses associated with the reductions in indebtedness, during the year ended December 31, 2022. Partially offsetting this increase was the remeasurement of the fair value of the contingent consideration relating to the Acordo Certo business combination, which resulted in a financial expense of R$20.7 million for the year ended December 31, 2022, as compared to financial income of R$79.5 million for the year ended December 31, 2021.

Profit Before Income Tax and Social Contribution

As a result of the foregoing, profit before income tax and social contribution increased by 43.2%, or R$102.0 million, to R$338.2 million for the year ended December 31, 2022 from R$236.2 million for the year ended December 31, 2021.

Income Tax and Social Contribution

Income tax and social contribution decreased by 33.6%, or R$20.5 million, to R$40.5 million for the year ended December 31, 2022 from R$61.0 million for the year ended December 31, 2021. The decrease was primarily attributable to a tax deduction taken on dividends paid in 2022, partially offset by an increase in profit before income tax and social contribution in 2022. The effective tax rate was 12.0% and 25.8% for the year ended December 31, 2022 and 2021, respectively.

Profit for the Year

As a result of the foregoing, profit increased by 70.0%, or R$122.6 million, to R$297.8 million for the year ended December 31, 2022 from R$175.2 million for the year ended December 31, 2021. Profit for the period represented 34.1% and 23.3% of revenue for the year ended December 31, 2022 and 2021, respectively.

B. Liquidity and Capital Resources

Our main sources of funds during the Post-Acquisition Period have been cash flow from operations and the proceeds from our 2023 capital increase. The main sources of funds during the Pre-Acquisition Periods were cash flow from operations, proceeds from the 2020 initial public offering of common shares of Boa Vista (which was invested in cash and cash equivalents). These resources were used primarily to cover costs, expenses and investments related to business operations, merger and acquisition and capital expenditures. We believe that our working capital and cash generated from operations will be sufficient to meet our current and future obligations.

Net Cash Flows

The following table summarizes our cash flows and those of our predecessor during the Post-Acquisition Period and the Pre-Acquisition Periods.

	EFX Brasil (Successor)		Boa Vista (Predecessor) (1)
	Year ended December 31,		Period from	For the year ended December 31,
	2023		01/01/2023 to 08/07/2023	2022	2021
	(in US$ thousands)	(in R$ thousands)	(in R$ thousands)
Cash generated by operating activities	27,765	134,418	156,009	517,242	361,228
Net cash (used in) investment activities	(288,376)	(1,396,116)	(249,545)	(261,472)	(326,871)
Net cash generated by (used in) financing activities	293,775	1,422,252	(127,775)	(123,552)	(70,360)
Cash and cash equivalents at the beginning of the period/year	731	3,541	1,396,300	1,264,082	1,300,085
Cash and cash equivalents at the end of the period/year	33,895	164,095	1,174,989	1,396,300	1,264,082
Increase (decrease) in cash and cash equivalents	33,164	160,554	(221,311)	132,218	(36,003)

(1)

The titles of each line item set forth in this table correspond to the line item titles contained in the Audited Financial Statements, and figures for Boa Vista (Predecessor) have been inserted from the corresponding line items contained in the Boa Vista Financial Statements (Predecessor). Specifically, figures from the Boa Vista Financial Statements (Predecessor) appearing under the line item titles “Net cash flows from operating activities,” “Net cash used in investing activities and “Net cash used in financing activities” are presented in this table under the line item titles “Cash generated by operating activities,” “Net cash (used in) investment activities” and “Net cash generated by (used in) financing activities,” respectively.

Cash Flows of the Successor

Net Cash Flows from Operating Activities

Net cash generated from operating activities were R$134.4 million in the year ended December 31, 2023. This amount was primarily attributable to our profit for the year of R$217.8 million and depreciation charges of R$74.4 million, partially offset by the deferred tax benefit of R$122.7 million and gains on equity investments of R$38.0 million.

Net Cash Flows Used in Investing Activities

Net cash used in investment activities were R$1,396.1 million in the year ended December 31, 2023. This amount was primarily attributable to cash transferred of R$2,490.0 million in consideration of our acquisition of Boa Vista, partially offset by cash and cash equivalents acquired from Boa Vista in the acquisition of R$1,172.9 million.

Net Cash Flows Generated By Financing Activities

Net cash generated from financing activities were R$1,422.3 million in the year ended December 31, 2023. This amount was primarily attributable to our capital increase of R$2,497.3 million, partially offset by distributions to our shareholders in the form of a return of capital of R$1,075.0 million.

Cash Flows for the Predecessor

Net Cash Flows from Operating Activities

Net cash from operating activities decreased by 69.8%, or R$361.2 million, to R$156.0 million in the period from January 1, 2023 to August 7, 2023 from R$517.2 million in the year ended December 31, 2022. This decrease was due primarily to the decrease in net income in the period ended August 7, 2023, as well as payments for labor obligations, vacations and social charges.

Net cash from operating activities increased by 43.2%, or R$156.0 million, to R$517.2 million for the year ended December 31, 2022 from R$361.2 million for the year ended December 31, 2021. This increase was due primarily to an increase in cash received from the rendering of services of R$104.4 million, representing the increase in revenues less the increase in accounts receivable for the year, as well as an increase in interest received of R$95.7 million, primarily due to an increase in interest income arising from financial assets, partially offset by an increase in income tax and social contribution paid of R$34.4 million, due primarily to the increase in profit before income tax and social contribution for the year.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities decreased by 4.6%, or R$12.0 million, to R$249.5 million in the period from January 1, 2023 to August 7, 2023 from R$261.5 million in the year ended December 31, 2022, due primarily to a decrease in investments in databases and other intangible assets of R$116.7 million in the period ended August 7, 2023, partially offset by the settlement of earn-out payments made in connection with the acquisition of Acordo Certo of R$84.8 million.

Net cash used in investing activities decreased by 20.0%, or R$65.4 million, to R$261.5 million for the year ended December 31, 2022 from R$326.9 million for the year ended December 31, 2021, reflecting the payment of R$113.7 million in the year ended December 31, 2021 in connection with the Konduto acquisition, with no corresponding acquisition activity during the year ended December 31, 2022, partially offset by an increase in cash used for investments in data, products and technology of R$57.6 million for the year ended December 31, 2022.

Net Cash Flows Used in Financing Activities

Net cash used in financing activities increased by 3.4%, or R$4.2 million, to R$127.8 million for the period from January 1, 2023 to August 7, 2023 from R$123.6 million in the year ended December 31, 2022, due primarily to an increase in dividends and interest on net equity paid of R$82.7 million.

Net cash used in financing activities increased by R$53.2 million, to R$123.6 million for the year ended December 31, 2022 from R$70.4 million for the year ended December 31, 2021. The increase was primarily attributable to an increase in dividends paid of R$23.2 million and a capital increase in the prior year of R$48.5 million resulting from the exercise of certain options, which did not recur in the year ended December 31, 2022, partially offset by a decrease in payments of loans and other financings of R$ 28.9 million.

Indebtedness

As of December 31, 2023, we did not have any material indebtedness outstanding.

Capital Expenditures and Research and Development

Our primary capital expenditures (defined as additions made to property and equipment and to intangible assets, not including those made through acquisitions) relate to the acquisition of databases and research and development of products for its service lines and related software.

The following table sets forth our capital expenditures and those of our predecessor for the periods presented:

	EFX Brasil (Successor)		Boa Vista (Predecessor)
	Year ended December 31,		Period from	For the year ended December 31,
	2023		01/01/2023 to 08/07/2023	2022
	(in US$ thousands)	(in R$ thousands)	(in R$ thousands)
Intangible assets
Database	9,633	46,638	72,967	122,144
Internally developed products	4,003	19,380	37,807	64,080
Software	4,737	22,935	27,157	50,659
Non-compete agreement	44,645	216,141	—	—
Intangible assets in progress	1,118	5,413	5,517	23,296

Total intangible assets	64,136	310,507	143,448	260,179

Property and equipment
Furniture and fixtures	—	—	5	5
Machinery and equipment	—	—	79	381
Real estate — right-of-use	—	—	—	832
IT equipment	411	1,990	5,329	75

Total property and equipment	411	1,990	5,413	1,293

Capital Expenditures not capitalized
Research and development	—	—	7,635	16,943

Total capital expenditure	64,547	312,497	156,496	278,415

Contractual Obligations

The following table below sets forth our principal contractual obligations as of the date presented.

Type of obligation	Within one year	One to three years	Greater than three years	Total
Accounts payable to related parties	17,376	36,668	151,709	205,753
Accounts payable to suppliers	55,949	—	—	55,949
Borrowings	—	—	10,173	10,173
Lease liabilities	4,133	3,523	—	7,656
Payables for business combinations	4,074	4,604	—	8,678

Total	81,532	44,795	161,882	288,209

Off Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities primarily relate to the development of products for our service lines and related software.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Results of Operations.”

E. Critical Accounting Estimates

Our audited consolidated financial statements are prepared in conformity with IFRS as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our audited consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments, and estimates. For more information, see note 1.5 to our Audited Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The board of directors of EFX Brasil is currently composed of five directors, one of which is elected by a majority vote of the Company’s Minority Shareholders, and the remainder by a majority vote of our shareholders in a general meeting. Each director is appointed for a three-year term, unless they resign or their office is vacated earlier, in which case such term shall be extended to the date on which such successor has been appointed. In case a director position is vacated earlier, our board of directors may appoint a director for such a position. Directors appointed by the board of directors hold office until the next general meeting of our shareholders. The chairman of the board is elected by a majority vote of our shareholders. Our directors are not subject to any mandatory retirement age.

The following table sets forth certain information relating to the members of the board of directors of EFX Brasil.

Name	Age	Position / Title
Mark W. Begor	65	Chairman of the Board
John W. Gamble, Jr.	61	Director
Paulino do Rego Barros, Jr.	67	Director
Alfredo Cotait Neto	77	Director
Lisa M. Nelson	60	Director

Mark W. Begor. Mr. Begor has been the Chief Executive Officer and a director of EFX, which indirectly owns 80% of the outstanding common shares of the Company, since 2018. Prior to joining EFX, Mr. Begor was the Managing Director in the Industrial and Business Services group at Warburg Pincus, a global private equity investment firm. Prior to Warburg Pincus, Mr. Begor spent 35 years at General Electric Company (“GE”), a global industrial and financial services company, in a variety of operating and financial roles. During his career at GE, Mr. Begor served in a variety of roles leading multibillion dollar units of the company, including President and CEO of GE Energy Management from 2014 to 2016, President and CEO of GE Capital Real Estate from 2011 to 2014, and President and CEO of GE Capital Retail Finance (Synchrony Financial) from 2002 to 2011. Mr. Begor served on the Fair Isaac Corporation (FICO) board of directors from 2016 to 2018. He currently serves on the board of directors of NCR Atleos Corp.

John W. Gamble, Jr. Mr. Gamble has been the Chief Executive Officer of the Company since February 2023. He has also been the Executive Vice President, Chief Financial Officer and Chief Operations Officer of EFX since February 2021. Prior thereto, he was Corporate Vice President and Chief Financial Officer since May 2014. Prior to that, Mr. Gamble was Executive Vice President and Chief Financial Officer of Lexmark International, Inc., a global provider of document solutions, enterprise content management software and services, printers and multifunction printers, from September 2005 until May 2014.

Paulino do Rego Barros, Jr. Mr. Barros is the former interim Chief Executive Officer of EFX. He served on the Boa Vista Serviços board of directors from 2020 until August 2023. Prior to serving as interim Chief Executive Officer of EFX, Barros led EFX’s Asia-Pacific business, and before that he led the EFX’s international business unit and its U.S. Information Solutions business unit. Barros joined EFX in 2010 after holding executive positions at AT&T and BellSouth Corporation. He also held managerial and executive roles at Monsanto Company, Motorola, Inc. and The NutraSweet Company.

Alfredo Cotait Neto. Mr. Neto is the President of the Federation of Commercial Associations of the State of São Paulo (Federação das Associações Comerciais do Estado de São Paulo). He served as a member of the Boa Vista Serviços board of directors from 2010 until August 2023. He has been a Managing Partner at Engenharia e Construções Engetécnica LTDA since 1979 and the president of the Brazil Lebanon Cultural Center since 2012. Between 2019 and 2021 Neto was the President of the São Paulo Trade Association (ACSP) and the Brazil – Lebanon Chamber of Commerce. He has previously held the positions of Engineer and Works Director at Gto Grupo Técnico de Obras S.A., Construction Engineer at the Atomic Energy Institute (Instituto de Energia Atômica), Controller at Checkinvest DTVM LTDA., Managing Partner at Acréscimo DVTM LTDA. and Managing Partner at Check Participações LTDA from 1987 to 2014.

Lisa M. Nelson. Ms. Nelson has been a director of the Company since February 2023. She is also the Executive Vice President, President, International of EFX since June 2021. Prior thereto, she served as Group Managing Director, Equifax Australia and New Zealand, since August 2019. Prior thereto, she served as President and General Manager, Equifax Canada, since January 2015. Prior thereto, she served as Senior Vice President, Enterprise Alliance Leader of Equifax U.S. Information Solutions, since November 2011. Prior to joining Equifax, she served as Vice President, Global Scoring Solutions of FICO, since August 2004.

Executive Officers

The following table sets forth certain information relating to the executive officers of EFX Brasil.

Name	Age	Position / Title
John W. Gamble, Jr.	61	Chief Executive Officer
James M. Griggs	50	Chief Financial Officer and Chief Accounting Officer

John W. Gamble, Jr. See “— Board of Directors.”

James M. Griggs. Mr. Griggs has been the Chief Financial Officer and Chief Accounting Officer of EFX Brasil since February 2023. He is also the Chief Accounting Officer and Corporate Controller of EFX since September 2018. From August 2016 to September 2018 he served as Senior Finance Officer for Global Operations of EFX. From April 2014 to August 2016 he served as Vice President – Strategic and Enterprise Initiatives at Assurant. From 2006 to April 2014 he served in several management positions in the Finance organization of EFX.

The current business address for the members of our board of directors and our executive officers is Avenida Tamboré, 267, Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte, Barueri, SP, Brazil, Zip Code 06460-000.

Certain Relationships

There are no arrangements or understandings between EFX and any of its customers, suppliers or others, pursuant to which any director or member of the senior management has been or will be selected. There are no family relationships among the members of the board of directors and the executive officers.

B. Compensation

Compensation of Directors and Executive Officers

Under Brazilian law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. The aggregate amount of compensation paid to all members of the board of directors and our executive officers on a consolidated basis was approximately R$748.8 thousand for the fiscal year ended December 31, 2023. In addition, the aggregate amount of equity-based compensation paid by us to all members of the board of directors and our executive officers included (i) EFX time-based restricted stock units valued at US$550.0 thousand (three-year vesting period) and (ii) EFX nonqualified stock options valued at US$200.0 thousand (with three-year pro rata vesting), granting the option to buy 3,094 of shares of EFX common stock with an exercise price of $206.83 and an expiration date of September 1, 2033.

Our executive officers and the members of our board of directors are not entitled to the benefits generally provided to our employees. We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment, except for Mr. Barros, whose employment agreement provides for a monthly payment equivalent to 75% of his last monthly salary for a period of 12 months after the termination of his employment agreement as compensation for a 12 month non-compete obligation of Mr. Barros under the agreement.

C. Board Practices

Advisory Board

The Company has an Advisory Board to provide strategic input to the board of directors. The Advisory Board is comprised of up to five individuals appointed by a majority vote of the Minority Shareholders and one or more individuals appointed by EFX. Advisory Board meetings are held four times per year at locations determined by EFX in its sole discretion. The Advisory Board will be dissolved if at any time no Minority Shareholder holds a Minimum Interest.

The current members of our Advisory Board are Cecilia Mao, Lincoln da Cunha Pereira Filho, Luiz Roberto Goncalves, Edy Luiz Kogut, Nilton Molina and Alfredo Cotait Neto.

Board of Officers

The Company is managed by a board of officers, comprising one or more officers, who may or may not reside in Brazil. The officers are elected by the board of directors for a three-year term, with the possibility of re-election. The board of directors will consult with Minority Shareholders who hold a Minimum Interest before appointing any officer, and will consider in good faith (but is not bound by) any reasonable views that may be presented by such Minority Shareholders.

The current members of our board of officers are John W. Gamble, Jr. and James M. Griggs.

Board Committees

We do not have an audit committee or remuneration committee, but our entire board of directors acts in such capacities.

D. Employees

As of December 31, 2023, we had 904 employees. The following table sets forth the number of our total employees as of the dates indicated (including employees of Boa Vista prior to the Merger). All of our employees are located in Brazil.

	As of December 31,
	2023	2022	2021
By Job Function
Corporate and Finance	144	174	146
IT and Data	233	308	288
Operations	111	133	123
Products, ID&F and Analytics	286	340	179
Sales	130	131	126

Total Employees	904	1086	862

Our employees are represented by the FEAAC (Federação dos Empregados de Agentes Autônomos do Comércio), a labor union.

E. Share Ownership

None of the members of our board of directors or our executive officers currently owns or holds common shares in the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the date of this annual report, our current outstanding share capital is R$2,749.4 million, consisting of 10,858,270 common shares, with no par value, and 1,313,345 preferred shares, with no par value. Prior to the Transaction, the Company was wholly-owned by EFX. As of the date of this annual report, EFX is the controlling shareholder of the Company. The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report.

Name of Beneficial Holder	Common Shares Beneficially Owned	%
Equifax Inc.	8,686,657	80%
Associaçăo Comercial de Săo Paulo (“ACSP”)	2,053,831	19%

	Preferred Shares Beneficially Owned	%
Equifax Inc.	1,313,345	100%

For information regarding the Company’s voting rights of our major shareholders, please see “Item 10. Additional Information – B. Memorandum and Articles of Association – Shareholder Voting Rights.”

B. Related Party Transactions

Merger Agreement

See “Item 10. Additional Information — C. Material Contracts.”

Non-Compete, Consulting Services and Amendment Agreement

See “Item 10. Additional Information — C. Material Contracts.”

Associations Non-Compete Agreement

See “Item 10. Additional Information — C. Material Contracts.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Audited Financial Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings relating to tax, civil and labor matters, with probable, possible and remote chances of loss. As of December 31, 2023, we were party to more than 9,000 legal and administrative proceedings, involving claims of approximately R$99.0 million. Based on the analysis of each proceeding by our internal and external counsel, management classifies R$75.3 million of such claims as a possible chance of loss, R$23.7 million of such claims as a probable chance of loss, and none as a remote chance of loss. We record provisions in our financial statements only for proceedings with a probable chance of loss and whose amounts under discussion may be determined, based on the analysis of each proceeding by our internal and external counsel. Accordingly, as of December 31, 2023, provisions for these legal and administrative proceedings totaled R$23.7 million.

Set forth below is a description of legal and administrative proceedings that may materially affect our assets or business or may negatively affect our image or reputation.

Civil Proceedings

As of December 31, 2023, we were party to more than 9,000 civil proceedings, primarily relating to the wrongful inclusion of a customer in the defaulting party register or the alleged breach of the requirement to send a prior notice before filing a notification of default under the Brazilian Consumer Defense Code. As of December 31, 2023, we had recorded provisions for civil proceedings with a probable chance of loss in the total amount of R$12.3 million.

Labor Proceedings

As of December 31, 2023, we were party to 39 labor proceedings, primarily relating to claims for overtime, recognition of an employment relationship and indemnity due or damages for salary equivalence. We are also party to labor claims involving outsourced service providers in which we have joint liability under Brazilian law. As of December 31, 2023, we had recorded provisions for labor proceedings with a probable chance of loss in the total amount of R$6.1 million.

Tax Proceedings

As of December 31, 2023, we were party to 87 administrative and judicial tax proceedings, primarily relating to assessment notices by the Brazilian Federal Revenue Service seeking the collection of Brazilian corporate income tax and social contributions. As of December 31, 2023, we had recorded provisions for tax proceedings with a probable chance of loss in the total amount of R$5.3 million.

Dividend Policy

The Brazilian Corporations Law and our bylaws require that we distribute annually to our shareholders a mandatory dividend, which is the mandatory distribution of a minimum percentage of its net income for the prior fiscal year, unless our board of directors recommends against such distribution due to considerations relating to our financial condition. Also, according to the Brazilian Corporations Law, a corporation’s net income may be allocated to profit reserves and to the payment of dividends.

Our dividend policy is to pay dividends amounting to a minimum of 25% of the distributable annual adjusted net profits, payable pro rata to our shareholders in accordance with their respective participation in the capital stock of the Company at the time dividends are declared; provided, however, that: (i) the board of directors of the Company may, to the extent required to finance investments or other expenditure provided in the business plan of the Company (as amended) or as otherwise decided by the Board, determine in respect of any particular period, that less than the minimum (including no) dividends will be paid; (ii) to the extent required by law, any such determination would be subject to the approval of the shareholders of the Company; and (iii) in the event shareholder approval is sought for any determination in respect of dividends, all shareholders must vote all of their shares in the same manner as the majority shareholder of the Company votes on such matter.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Not Applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of certain significant provisions of our bylaws (estatuto social), which are included as Exhibit 1.1 to this annual report (the “Bylaws”). This description does not purport to be complete and is qualified by reference to the complete text of our Bylaws and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review our Bylaws in their entirety as they, and not this description, control the rights of holders of our common shares.

General

The Company is a privately held corporation (sociedade anônima de capital fechado) of indefinite term incorporated under the laws of the Federative Republic of Brazil on November 26, 1998. The Company has its headquarters and legal jurisdiction in the City of Barueri, State of São Paulo, at Avenida Tamboré, 267, Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte, Zip Code 06460-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 02.577.445/0001-64. The Company is governed by the laws of Brazil and the Bylaws.

Corporate Purpose

The corporate purposes of the Company are: (i) analysis, examinations, research, compilation, data collection and provision of information of any nature, as well as the provision of credit analysis and protection services, using tools and applications to support the management of the customer portfolio, the decision and management of credit, collection and risk; (ii) analysis, development, customization and commercialization of tools and applications to support the management of customer portfolios, credit and risk management; (iii) licensing or assignment of right to use credit and risk management tools, applications and software developments; (iv) provision of support and maintenance services for tools, applications and development of credit and risk management software; (v) consultancy for the development of decision, credit, risk and credit management solutions; and (vi) participation in other companies, as partner or shareholder.

Share Capital

The share capital of the Company, as of the date of this annual report, fully subscribed and paid in national currency and assets, is R$2,749.4 million, divided into (a) 10,858,270 common shares with no par value, and (b) 1,313,345 preferred shares with no par value.

All Company shares are book-entry and, on behalf of their holders, are kept in a deposit account at a financial institution, without issuing certificates.

On October 17, 2023, the Company’s shareholders resolved to reduce the Company’s share capital, pursuant to Article 173 of the Brazilian Corporations Law, without the cancellation of shares representing the Company’s share capital. Accordingly, the Company’s shareholders resolved to reduce the Company’s share capital by R$1,075.0 million, and that such amount should be paid to the Company’s shareholders proportionately to the number of common shares owned, so that each common share would be paid approximately R$99.00288.

Minority Shareholders

Shareholders who received common shares issued by the Company in exchange for the redemption of their Boa Vista shares in the Transaction, pursuant to resolutions taken within the scope of the extraordinary general meetings held on June 29, 2023 and August 7, 2023, are called “Minority Shareholders.” The rights of our Minority Shareholders may only be amended by a vote of the majority of the Minority Shareholders.

General Meetings

The shareholders’ general meetings (“General Meetings,” including ordinary general meetings and extraordinary general meetings) are called and held in accordance with the Bylaws, the Brazilian Corporations Law and other applicable legal provisions. An ordinary general meeting must be held within the first four months following the end of each fiscal year, for discussion, voting and approval of the matters provided for in Article 132 of the Brazilian Corporations Law. An extraordinary general meeting may be held whenever necessary.

The General Meetings will be called by the board of directors. Under the Brazilian Corporations Law, General Meetings may be called (i) by the fiscal council, if the board of directors delays calling the meeting for more than 30 days (in case of ordinary shareholders’ general meeting), or whenever there are serious and urgent reasons (in case of extraordinary shareholders’ general meeting), (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than eight days.

The General Meetings are conducted in accordance with applicable laws and are presided by the Chairman of the board of directors, or in the Chairman’s absence, by an individual appointed by the shareholders present. The person presiding over the General Meetings is responsible for selecting the secretary of the General Meeting.

The minutes of the General Meetings are prepared and can be signed electronically, ensuring the identification of the signatories. Shareholders are entitled to be represented at the General Meetings through an attorney-in-fact, granted the necessary authority in compliance with the stipulations of Article 126, Paragraph 1 of the Brazilian Corporations Law.

Board of Directors

The Company has a board of directors comprised of five individuals, one of whom is appointed by a majority vote of the Minority Shareholders for so long as at least one Minority Shareholder holds common shares representing at least 5% of our common shares (a “Minimum Interest”). Board meetings will be held in English, unless otherwise agreed by EFX. Board meetings will be held at locations determined by EFX in its sole discretion. EFX will cover all reasonable travel expenses incurred by the directors in connection with attending such board meetings. In any case, remote access will be provided to enable Board members to participate remotely in any such meetings.

All Board members have equal voting rights. All Board decisions must be made by a simple majority unless otherwise required by law, except for matters that require the affirmative vote of the Minority Shareholders (as described below under “Shareholder Voting Rights”), in which case the affirmative vote of its representative on the board of directors will be required.

Under the Brazilian Corporations Law, board members are prohibited from voting in matters in which their interests conflict with those of the Company.

The global or individual compensation of the our board members, including benefits of any nature and representation fees, is approved annually by the shareholders in the ordinary General Meeting, taking into account the members’ responsibilities, the time dedicated to their functions, their professional competence and reputation and the value of their services to the Company.

The board members are forbidden to borrow resources or assets from the Company, or to use, for their own benefit, or a company in which they have an interest, or third parties, the Company’s assets, services or credit, without prior authorization from the shareholders in a General Meeting.

Advisory Board

The Company has an Advisory Board to provide strategic input to the board of directors. The Advisory Board is comprised of up to five individuals appointed by a majority vote of the Minority Shareholders and one or more individuals appointed by EFX. The Advisory Board will be dissolved if at any time no Minority Shareholder holds a Minimum Interest.

Board of Officers

The Company is managed by a board of officers, comprising one or more officers, who may or may not reside in Brazil. The officers are elected by the board of directors for a three-year term, with the possibility of re-election.

The board of directors will consult with Minority Shareholders who hold a Minimum Interest before appointing any officer, and will consider in good faith (but is not bound by) any reasonable views that may be presented by such Minority Shareholders.

Dividend Policy

The Company’s dividend policy is to issue dividends amounting to a minimum of 25% of the distributable annual adjusted net profits, payable pro rata to its shareholders in accordance with their respective participation in the capital stock of the Company at the time dividends are declared; provided, however, that: (i) the board of directors of the Company may, to the extent required to finance investments or other expenditure provided in the business plan of the Company (as amended) or as otherwise decided by the Board, determine in respect of any particular period, that less than the minimum (including no) dividends will be paid; (ii) to the extent required by law, any such determination would be subject to the approval of the shareholders of the Company; and (iii) in the event shareholder approval is sought for any determination in respect of dividends, all shareholders must vote all of their shares in the same manner as the majority shareholder of the Company votes on such matter.

Related Party Transactions

The execution by the Company of any agreement or the entering by the Company in any other transaction with any related party of the Company shall be resolved by the board of directors in accordance with and as provided in Article 245 of the Brazilian Corporations Law.

Shareholder Voting Rights

All shareholder votes must be decided by a simple majority of votes among those present, not counting blank votes.

For so long as any Minority Shareholder of the Company maintains a Minimum Interest, the following matters require the affirmative vote of a majority of shares held by Minority Shareholders in addition to approval by a simple majority:

•	material changes to corporate purposes of the Company or Boa Vista;

•	repurchase or redemption of shares issued by the Company and held by EFX or its affiliates;

•	change of the dividend policy of the Company;

•

approval of any equity compensation plan of the Company or Boa Vista (in each case, to the extent it represents a dilution of more than 3% of the total issued and outstanding capital of the Company or Boa Vista, as the case may be);

•	liquidation, dissolution or filing for restructuring or bankruptcy of the Company or Boa Vista (other than the liquidation or other succession of Boa Vista or its business into the Company);

•	approval of the valuation of in kind contributions to the capital stock of the Company or Boa Vista by EFX or its affiliates; and

•	amendments to the Bylaws of the Company that result in a material, negative and disproportionate impact on the rights of the Minority Shareholders.

Share Transfer Restrictions

Shares held by the Minority Shareholders are non-transferable without the prior written consent of EFX, except pursuant to certain put and call rights as described below, until the later of 12 years from the closing of the Transaction or until no shareholder (other than EFX or its affiliates) continues to hold a Minimum Interest. During such time, Minority Shareholders also may not pledge or encumber their shares in any way or transfer or grant any rights associated with the shares to any third party. These restrictions do not apply to the purchase and sale of shares among Minority Shareholders.

Drag-Along and Tag-Along Rights

In the event of a sale of a majority of the shares of the Company to a bona fide unaffiliated third party, EFX will have drag-along rights allowing it to force all Minority Shareholders to sell their shares on a pro rata basis (and each of the Minority Shareholders will have the right to force EFX to drag all of the shares held by Minority Shareholders), at the same price and on the same terms and conditions as agreed by EFX. If the consideration offered by the buyer is anything other than cash or cash equivalents, at the request of the relevant Minority Shareholders, EFX will ensure that the Minority Shareholders receive cash or cash equivalents equal in value to the consideration offered by the buyer. If, within 60 days following the closing of the drag-along sale, the Minority Shareholders (by majority vote) conclude that the price received in such drag-along sale was less than fair market value, such Minority Shareholders will be entitled to challenge such price received and, if it is determined that such price was less than fair market value, will be entitled to receive from EFX the difference between the amount paid in the transaction and such fair market value.

The Minority Shareholders have tag-along rights allowing them to participate on a pro rata basis (or, at the discretion of the Minority Shareholders, in respect of all shares held by them) in any sale of a majority of the shares of the Company by EFX to a third party.

In any event, unless all of the shares of the Company are sold, the sale by EFX of shares of the Company to any third party, including pursuant to a corporate restructuring, will not affect the rights of the Minority Shareholders provided in the Bylaws.

Preemptive Rights

All shareholders have preemptive rights allowing them the right to buy a pro rata portion (based on their ownership interest) of any future stock issuances of the Company, subject to customary exceptions.

Put Option Rights

Each Minority Shareholder has the right to sell its common shares, free and clear of any liens, to EFX at fair market value (the “Put Option”). The Put Option may be exercised only during certain periods described in our Bylaws, including certain 30-day periods after the 5th, 7th, 10th and 12th anniversary of the closing of the Transaction or after such time that EFX defaults on any public or private indebtedness. The exercise of a Put Option is subject to other limitations more fully described in our Bylaws, including the requirement that the Put Option be with respect to at least 33.3% of the common shares of the Company not owned by EFX.

Call Option Rights

EFX has the right to purchase, free and clear of any liens, all (but not less than all) of the common shares held by each Minority Shareholder at fair market value (the “Call Option”). The Call Option may be exercised only during certain periods described in our Bylaws, the first such period beginning 30 days after the 10th anniversary of the closing of the Transaction and ending on the 13th anniversary of the closing of the Transaction. Exercise of the Call Option is subject to other limitations more fully described in our Bylaws.

Liquidation

The Company will be liquidated upon the occurrence of certain events provided for in the Brazilian Corporations Law and other applicable legal provisions, whereupon a General Meeting will appoint the liquidator(s) and the members of our fiscal council, who will oversee the liquidation process, ensuring compliance with all relevant legal formalities.

Withdrawal Rights

According to Brazilian corporate law, minority shareholders are entitled to withdrawal rights if they dissent from the approval of the following actions at any shareholders’ meeting: (i) the creation of common shares with plural vote; (ii) the inclusion of provision in the bylaws submitting any dispute to arbitration, except in the event our shares become widely held and liquid or if the arbitration provision is required for the negotiation of our securities in the stock market or over-the-counter market that requires a minimum shareholding dispersion of 25% of the shares of each type or class; (iii) creation of preferred shares or increase in the class of existing preferred shares, without maintaining proportion with other classes of preferred shares, except if in accordance with the bylaws; (iv) change in the preferences, advantages or conditions for the redemption or amortization of one or more classes of preferred shares, or creation of a new, more favored class; (v) the redistribution of assets and liabilities (pursuant to the conditions described below); (vi) reduction in our mandatory dividends; (vii) change of our corporate form or purpose; (viii) our merger into, or consolidation with, another company (as described below); (ix) our participation in a corporate group, as defined in Brazilian corporate law, except in the event our shares become widely held and liquid, as described below; or (x) our acquisition of the control of any company, if the acquisition price exceeds the limits established by Brazilian corporate law, except in the event our shares are widely held and liquid, as described below.

The withdrawal rights derived from items (iii) and (iv) above may be exercised only by the holder of shares of the type or class negatively affected by the approval of the resolution.

The redistribution of assets and liabilities will only trigger withdrawal rights if it results in one of the following: (i) a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our corporate purpose; (ii) a reduction of the minimum mandatory dividend to be paid to shareholders; or (iii) our participation in a corporate group (as defined in Brazilian corporate law).

In cases where we: (i) merge into, or consolidate with, another company; (ii) become part of a corporate group (as defined in Brazilian corporate law); (iii) acquire all shares of a company in order to make such company our wholly-owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a wholly-owned subsidiary of such company, pursuant to Article 252 of Brazilian corporate law; or (iv) acquire control of any company at an acquisition price that exceeds the limits established under Article 256, paragraph 2 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares are (a) part of the Bovespa Index or another stock exchange index, as defined by the CVM; and (b) widely held, such that any controlling shareholders and their affiliates jointly hold less than 50% of the type or series of shares being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the aforementioned period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial situation.

Article 45 of Brazilian corporate law describes the amounts to be paid to shareholders who exercise their withdrawal rights. As a general rule, the withdrawing shareholder will receive the value of the shares, based on the most recent audited balance sheet approved by our shareholders, or, if lower, the economic value of the shares, based on an evaluation report prepared in accordance with Brazilian corporate law. If the resolution giving rise to withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, dissenting shareholders may request that the shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the share value according to the most recent balance sheet approved by our shareholders, and the balance within 120 days following the date of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

C. Material Contracts

In the past two years, we have entered into the material contracts described below.

Merger Agreement

On February 9, 2023, EFX, EFX Brasil and Boa Vista entered into the Merger Agreement, pursuant to which the parties agreed to the terms of the Transaction and the Merger of Shares. On August 7, 2023, the Transaction closed and the Merger of Shares was completed, which resulted in: (i) each share of Boa Vista (except shares held by EFX Brasil) being exchanged for one mandatorily redeemable preferred share, with no par value, issued by EFX Brasil according to the redemption option chosen by each shareholder of Boa Vista; and (ii) Boa Vista becoming a wholly-owned subsidiary of EFX Brasil. See “Item 4. Information on the Company — A. History and Development of the Company.”

Non-Compete, Consulting Services and Amendment Agreement

On February 9, 2023, in connection with the signing of the Merger Agreement, EFX, EFX Brasil and ACSP entered into the Non-Compete, Consulting Services and Amendment Agreement (the “Non-Compete and Consulting Agreement”), pursuant to which ACSP agreed to certain limitations on its ability to engage in certain business activities in Brazil in which Boa Vista is already engaged, including the sale or provision of credit data, data analytics, credit monitoring and debt recovery solutions and anti-fraud products, among others. In addition, in exchange for an annual fee, ACSP agreed to provide strategic advice to Boa Vista with respect to our business. The term of the agreement is 15 years from the closing of the Transaction.

In addition, the Non-Compete and Consulting Agreement extended the term of the existing Reseller Agreement between Boa Vista and ACSP by 15 years, pursuant to which ACSP has agreed to resell products and services from our portfolio and provide other ancillary services to us.

FACESP Non-Compete Agreement

On July 18, 2023, EFX, EFX Brasil and the Federation of Commercial Associations of the State of São Paulo (Federação das Associações Comerciais do Estado de São Paulo, or “FACESP”) entered into a Non-Compete Agreement (the “FACESP Non-Compete Agreement”), pursuant to which FACESP, in exchange for an annual fee, agreed to certain limitations on its ability to engage in certain business activities in Brazil in which Boa Vista is already engaged, including the sale or provision of credit data, data analytics, credit monitoring and debt recovery solutions and anti-fraud products, among others. The term of the agreement is 15 years from the closing of the Transaction. Upon the closing of the Transaction, Boa Vista also became a party to the FACESP Non-Compete Agreement.

Associations Non-Compete Agreement

On July 27, 2023, EFX Brasil, EFX, Associação Comercial do Paraná (“ACP”), Câmara de Dirigentes Lojistas de Porto Alegre (“CDL POA”), and Clube de Diretores Lojistas do Rio de Janeiro (“CDL RIO”) entered into a Non-Compete Agreement (the “Associations Non-Compete Agreement”), pursuant to which ACP, CDL POA, and CDL Rio, in exchange for an annual fee, agreed to certain limitations on their ability to engage in business activities in Brazil in which Boa Vista, EFX Brasil, or EFX are already engaged or may be engaged in the future. The term of the agreement is 15 years from the closing of the Transaction. Upon the closing of the Transaction, Boa Vista also became a party to the Associations Non-Compete Agreement.

Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, or CMN Resolution No. 4,373, and CVM Resolution No. 13 of November 18, 2020.

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•

appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Brazilian Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Brazilian Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 2,119/2022. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporations Law.

For additional information on Brazilian tax consequences of investing in our common shares, see “Item 10. Additional Information — E. Taxation.”

E. Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares. This discussion is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our common shares.

Prospective purchasers of our common shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our common shares in their particular circumstances.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common shares by U.S. Holders (as defined below) but does not purport to be a complete analysis of all potential tax consequences that may be relevant to any holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could be adverse.

We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below.

This discussion is limited to holders that hold our common shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding common shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” (“PFICs”) and corporations that accumulate earnings to avoid U.S. federal income tax;

•	except to the extent specifically set forth below, holders who own, or are deemed to own, five percent or more, by voting power or value, of our shares;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell common shares under the constructive sale provisions of the Code;

•	persons who hold or received common shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds common shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding common shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Subject to the PFIC rules discussed below, the gross amount of distributions with respect to our common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. A U.S. Holder should expect that any cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will generally not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) are not expected to be considered “qualified dividend income” that is taxed at a lower applicable capital gains rate, because our common shares will not be readily tradable on an established securities market in the United States and we are not a qualified resident of a jurisdiction with which the United States has entered into a double taxation treaty that is currently in force. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

The amount of any distribution paid by us in reais will be equal to the U.S. dollar value of such reais, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

Dividends on our common shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our common shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our common shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Taxable Disposition

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. Because our common shares will not be treated as traded on an established securities market, U.S. Holders will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

Passive Foreign Investment Company Rules

U.S. shareholders of PFICs are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that we are or have been a PFIC or that we will be classified as a PFIC in the reasonably foreseeable future. However, we have not undertaken a study to determine our PFIC status and the determination whether we were, are or may become a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time, such as the valuation of its assets, including goodwill and other intangible assets, which may vary from time to time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC, and a U.S. Holder does not make a mark-to-market election, as described below, such U.S. Holder generally will be subject to a special tax at ordinary income tax rates on “excess distributions,” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), including gain that such U.S. Holder recognizes on the sale of our common shares. Under these rules (a) the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold our common shares.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of our common shares at death.

If we are a PFIC for any taxable year that a U.S. Holder holds its shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.

If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.

A U.S. Holder generally can avoid the unfavorable rules described in the preceding paragraphs by electing to mark our common shares to market, provided such shares are considered “marketable.” Our common shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges or on a foreign stock exchange that meets certain requirements. We do not believe that our common shares are considered marketable, and therefore we do not expect that a holder will be eligible to make a mark-to-market election. In addition, a mark-to-market election cannot generally be made for any Subsidiary PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a qualifying electing fund election (a “QEF election”) with respect to such PFIC to elect out of the tax treatment discussed above. Generally, a QEF election must be made with the filing of a U.S. Holder’s U.S. federal income tax return for the first taxable year for which both (i) the U.S. Holder holds our common shares, and (ii) we were a PFIC. A U.S. Holder that timely makes a valid QEF election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder’s pro rata share our ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder’s pro rata share of our net capital gain for the taxable year. U.S. Holders should assume that they will not be able to make a QEF election with respect to our common shares.

The PFIC rules are complex and U.S. Holders should consult their own tax advisors regarding the U.S. tax consequences to them of owning and disposing our common shares if we are a PFIC.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules to their particular circumstances, including their ownership of our common shares.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the U.S. Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including common shares) that are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, holders of common shares may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities.

Brazilian Tax Considerations

The following discussion is a summary of the material Brazil income tax considerations relating to the acquisition, ownership and disposition of our common shares but does not purport to be a complete analysis of all potential tax consequences that may be relevant to any holder.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein. There presently is no income tax treaty between Brazil and the United States.

Sale

The purchase and sale of shares can result in capital gains taxation in Brazil whenever there is a positive difference between the sales price and the acquisition cost. If the seller is a legal entity, then the capital gains arising from a share sale are subject to the Brazilian corporate income tax at a combined nominal rate of 34%. If the seller is an individual, then capital gains resulting from the sale of shares are subject to personal income tax in Brazil at a nominal rate of 15%. In case of non-resident sellers, the Company does not assume responsibility for withholding and the tax must be withheld by the Brazilian buyer or by a local representative of a non-resident buyer, at the same progressive rates.

Distributions

Brazilian companies have two main instruments for remunerating shareholders for the capital invested in companies: dividends and interest on net equity. Dividends paid by a Brazilian legal entity to shareholders, whether or not a resident of Brazil, are not generally subject to Brazilian withholding income tax. On the other hand, interest on net equity distributions are subject to withholding income tax at the rate of 15%.

Other Brazilian Taxes

With the exception of capital gains taxation, there is no Brazilian transfer tax such as stamp duty, registration fee or similar levy on the transfer of shares. However, transfer of shares based on inheritances and donations are subject to the Property Causa Mortis and Donation (ITCMD), at rates that vary according to the state where the transfer occurs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our office at Avenida Tamboré, 267, Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte, Barueri, SP, Brazil, Zip Code 06460-000.

The SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at https://www.sec.gov. The information contained on any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information relating to quantitative and qualitative disclosures about these market risks is described below. Further information, including sensitivity analysis disclosures, are available in note 18 to our Audited Financial Statements.

Market Risk

Market risk is the risk that alterations in market prices, interest rates and prices, will affect our gains on, or the measurement of, our financial instruments.

We are primarily exposed to market risk in the form of interest rate risk due to variability in cash flows arising from changes in interest rates on short- and long-term financial investments. Our management contracts most of our interest-earning assets with floating rates. Financial investments are adjusted at CDI.

Liquidity Risk

Liquidity risk is the risk that our cash flows and liquidity are insufficient to meet our scheduled payments, which are primarily payments made in connection with our contractual obligations. We monitor our cash flows and other sources of liquidity on a daily basis. We believe that our cash flows and liquidity are sufficient for our present requirements and expected investments, and that it can access funding from third parties or related parties if needed. For a summary of the maturity profile of our contractual obligations, see “Item 5: Operating and Financial Review and Prospects — B. Liquidity and Financial Resources — Contractual Obligations.”

Credit Risk

Credit risk is the risk that we will incur a financial loss if a customer or counterparty in a financial instrument fails to comply with its contractual obligations. We are exposed to credit risk primarily in relation to our accounts receivable from customers and our cash and cash equivalents. The book value of our financial assets represents the maximum credit exposure associated with each item.

Almost all of our sales are made as credit sales with a short maturity for payment, and the remainder are made through advanced payments. We conduct periodic analyses of our customers’ credit using our own operating model. We calculate an internal rating that assigns a probability of recovery (a “credit recovery score”) to a customer and our accounts receivable. We calculate our ratings based on statistical models, combined with internal business information and internal behavioral records of the customer, and these models are periodically reviewed based on rates of historical losses.

The Company recognized a provision for loss that represents its expected credit losses in connection with accounts receivable. We establish provisions for expected credit losses based on credit recovery scores. As of December 31, 2023, our overdue accounts receivables totaled R$3.3 million, and our provisions for expected credit losses on accounts receivable totaled R$1.6 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses in our internal control over financial reporting as described under “Item 3. Key Information — D. Risk Factors — Risks Relating to our Business — Material weaknesses in our internal control over financial reporting have been identified. Failures in internal controls could expose us to unexpected or unforeseen risks, which could adversely affect our business.”

We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding this material weakness, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards as issued by the IASB.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

Except for the material weakness described above, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors serves as our audit committee. The board has determined that it does not have an audit committee financial expert. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted given that we are a subsidiary of EFX, and that we have adopted EFX’s policy with respect to audit committee matters.

ITEM 16B. CODE OF ETHICS

As a subsidiary of EFX, we, our directors, executive officers and all of our employees are subject and adhere to the Code of Ethics and Business Conduct adopted by EFX. The Code of Ethics and Business Conduct of EFX is available on its website: www.equifax.com/about-equifax/corporate-governance. We will disclose amendments to certain provisions of the Code of Ethics and Business Conduct, or waivers of such provisions granted to executive officers and directors, on this website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the services we obtained from our auditors during the fiscal years ended December 31, 2023 and 2022.

	For the years ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
	(Amounts invoiced in US$) (in US$ millions)		(Amounts invoiced in R$) (in R$ millions)
Audit fees	0.4	0.3	2.5	0.3
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees	—	—	—	—

Total Fees	0.4	0.3	2.5	0.3

The fees include those fees paid to Ernst & Young Auditores Independentes S/S Ltda., as the principal accountant of EFX Brasil, as well as those fees paid to Ernst & Young LLP, EFX Brasil’s previous external auditor.

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements.

Audit Related Fees

Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures.

Tax Fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

Pre-Approval Policy

Our board of directors has adopted the pre-approval policies of the audit committee of EFX with respect to our independent accountant. All audit services for the fiscal year ended December 31, 2023 were pre-approved pursuant to this pre-approval policy. In its pre-approval of such services and fees, the board of directors considers, among other factors, the possible effect of the performance of such services on the auditor’s independence. We did not engage any non-audit services for the fiscal year ended December 31, 2023.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s external auditor is Ernst & Young Auditores Independentes S/S Ltda., (“EY Brazil”), who have prepared a report of independent registered public accounting firm dated May 10, 2024 in respect of our Audited Financial Statements as of and for the year ended December 31, 2023 contained herein.

Effective January 29, 2024, the Company appointed EY Brazil as its independent registered public accounting firm for the fiscal year ended December 31, 2023 and dismissed Ernst & Young LLP (“EY Atlanta”). Prior to the engagement of EY Brazil, the Company did not consult the newly appointed independent auditor regarding the application for any accounting principle, other than discussions in the ordinary course of the audit.

The Company’s previous independent registered public accounting firm for the years ended December 31, 2022 and 2021 was EY Atlanta, and their report dated February 18, 2023 in respect of the Company’s financial statements with accompanying notes for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

EY Brazil was appointed as our external auditor as a result of the Transaction.

During the years ended December 31, 2022 and 2021, and the subsequent interim period through the date of EY Atlanta’s dismissal, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission) with EY Atlanta on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of EY Atlanta would have caused EY Atlanta to make reference to the matter in their reports on the Company’s financial statements for such years.

During the years ended December 31, 2022 and 2021, there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We are a subsidiary of EFX, a global data, analytics and technology company. In the ordinary course of business, we, as a part of EFX, collect, process, transmit and store sensitive data, including intellectual property, proprietary business information and personal information of consumers, employees and strategic partners. The secure operation of our information technology networks and systems, and of the processing and maintenance of this information, is critical to our business operations and strategy.

EFX has invested significantly to develop and maintain an information security program with processes, technology and controls to protect the information, systems and resources of the company, including us. EFX has a security team operating under the leadership of its Chief Information Security Officer (“CISO”), including approximately 400 cybersecurity professionals. The key elements of EFX’s information security program, including its cybersecurity risk management strategy, are described below. As a subsidiary of EFX, EFX’s cybersecurity risk management strategy also covers the applicable processes in our operations and those of Boa Vista and we are in the process of implementing such processes as applicable.

Security Controls Framework

EFX has implemented a unified security and privacy controls framework as its primary mechanism to establish strategic priorities related to cybersecurity, assess cybersecurity risk across the enterprise, comply with regulatory requirements and enhance security program maturity. Its unified security and privacy controls framework is based upon the National Institute of Standards and Technology’s Cybersecurity Framework (NIST CSF) and Privacy Framework (NIST PF).

Cybersecurity Incident Detection and Response Process

EFX’s information security program is based on five key functions as set forth in the NIST CSF: (i) identify; (ii) protect; (iii) detect; (iv) respond; and (v) recover. As part of that program, it maintains an incident detection and response process that is designed to ensure it appropriately identifies, investigates, responds to, and recovers from, cybersecurity incidents in order to protect its information, systems and resources. As part of its process, it maintains operational plans for incident response and recovery activities. It regularly reviews its incident response process and conducts multiple incident response exercises each year, including sessions with management, to test and assess its preparedness to respond to a cybersecurity incident.

As part of its incident detection and response process, EFX has established internal teams to investigate and escalate notification of cybersecurity incidents. Pursuant to this process, cybersecurity incidents are reported to appropriate personnel within EFX (including the CISO and the CEO) and to the EFX board of directors based on incident severity. EFX tracks incidents through resolution, conducts post-incident analysis and updates its processes and procedures if areas for improvement are identified. On a monthly basis, a summary of prior period cybersecurity investigation escalations is reviewed by management, including the head of Internal Audit, the CISO, the Chief Financial Officer and the Chief Legal Officer. This process is also under implementation at the corresponding management levels at EFX Brasil and Boa Vista levels.

To inform its incident detection and response process, the EFX cyber intelligence operations team regularly performs exercises to simulate real threat scenarios that would be carried out by a perpetrator by utilizing the actual tools and methodologies that would be deployed in such an attack (so called “red team” activities).

Risk Management

•

Cybersecurity Incorporated into Enterprise Risk Management Program. EFX has implemented an enterprise risk management (“ERM”) program that operates under the leadership of the Chief Privacy and Compliance Officer. Each business unit and corporate support unit has primary responsibility for assessing and mitigating risks within its respective areas of responsibility, and the ERM team is responsible for oversight and reporting to management and the EFX board of directors.

Under EFX’s ERM program, EFX conducts an annual enterprise risk assessment, which produces an enterprise risk scorecard. Cybersecurity is one of nine primary risk categories identified within the scorecard. The cybersecurity risk rating is based on a detailed enterprise security risk assessment performed by the Security team. The enterprise risk scorecard is reviewed with management and EFX board of directors on an annual basis. EFX’s risk assessment in this regard includes an assessment conducted at the EFX Brasil and the Boa Vista levels.

•

Security Risk Assessment. The security team performs an annual enterprise security risk assessment of the information security program that is provided to management, the EFX board of directors and other relevant parties. The security risk assessment provides a detailed understanding of the information security program in order to inform decisions and support risk response. The security risk assessment process evaluates the program’s control domains through various analyses and testing methods to determine the overall level of risk present within the environment over the period evaluated. The risk assessment identifies risks and considers observations from multiple business process- and system-level assessments.

EFX leverages NIST guidance to inform its process for conducting the security risk assessment. The risk management program and processes can be described in four steps: (i) frame risk; (ii) assess risk; (iii) respond to risk; and (iv) monitor risk.

•

Third Party Risk Management. EFX has a governance process in place to oversee third-party vendors who have access to its network or who hold or store personal information on its behalf (“risk vendors”). Risk vendor contracts contain provisions requiring suppliers to maintain a program that meets EFX’s information security standards. EFX periodically assesses risk vendor compliance with its information security program requirements. One such requirement is the obligation that risk vendors must notify EFX within a designated time period upon identifying certain cybersecurity events.

•

M&A Due Diligence and Integration Process. The security team has implemented a due diligence and integration process for entities EFX acquires through mergers and acquisitions (“M&A”), including Boa Vista. This process is designed to protect EFX’s information systems, align acquired entities with its security controls, and comply with applicable legal and regulatory requirements, without interrupting critical business processes. The M&A security integration status is reported regularly to management and the EFX technology committee and annually to the EFX board of directors.

•

Employee Training and Awareness. In order to help bolster EFX’s cybersecurity defenses and mitigate the risk presented by insider or employee cyber and security threats, EFX has incorporated employee training into its security program. On an annual basis, all employees are required to complete mandatory security training. In addition, each EFX employee receives training customized to his or her role or function, and has visibility into his or her individual security performance. EFX continually measures and assesses key employee behaviors, including secure browsing and sensitive data handling. In order to promote a company-wide focus on data security and reinforce overall security program goals, EFX includes an individual security performance measure as one of the metrics used to evaluate the performance of all bonus-eligible employees under the annual incentive compensation program.

•

Cybersecurity Insurance. EFX maintains cybersecurity insurance under its errors and omissions/professional liability policy, which provides coverage for certain costs related to cybersecurity incidents.

Review and Assessment of Information Security Program

EFX conducts regular audits of its information security program, including third party assessments and review by its internal audit department.

•

Third Party Assessments of Security Program Maturity. EFX has a formal process in place to annually assess its security program maturity, which is a measure of its ability to adapt to cyber threats and manage risk over time. Under the oversight of the EFX technology committee of the EFX board of directors, EFX engages a third party research and advisory firm to conduct an annual analysis of the maturity of its security program and identify potential initiatives to enhance maturity. On an annual basis, the EFX technology committee reviews the results of this analysis with management, including a review of company performance against relevant benchmarks.

•

Controls Testing. EFX has a formal process in place to periodically assess the effectiveness of controls in its security controls framework. These controls assessments are performed by the security team. Results are regularly reported to management and the EFX technology committee and annually to the EFX board of directors.

•

Internal Audit Review. EFX’s internal audit department is responsible for providing the EFX audit and technology committees and management with an independent assessment and assurance regarding the design and effectiveness of the risk management framework related to cybersecurity. As part of the assessment of EFX’s cybersecurity program, the internal audit department has a “red team” that regularly performs testing to simulate real threat scenarios that would be carried out by a perpetrator. On a quarterly basis, EFX’s head of Internal Audit provides an update to management and the EFX audit and technology committees of the EFX board of directors on audit activities pursuant to the IT and security portions of the internal audit plan. The EFX head of Internal Audit reviews the IT and security audit reports issued, including a summary of IT and security audit findings by inherent risk and residual risk rating.

Cybersecurity Risks to EFX’s Business

As a global data, analytics and technology company, EFX’s products and services involve the storage and transmission of personal information of consumers. As a result, EFX is routinely the target of attempted cyber and other security threats presented by outside third parties, as well as security threats presented by employees and other insiders.

In 2017, EFX experienced a material cybersecurity incident following a criminal attack on its systems that involved the theft of personal information of U.S., Canadian and U.K. consumers. If EFX experiences additional significant compromises of its security measures, including from incidents that it fails to detect for a period of time, sensitive data may be accessed, stolen, disclosed, altered or lost. Any such access, disclosure, alteration or other loss of information could subject EFX to significant litigation, regulatory fines or penalties, any of which could have a material adverse effect on its cash flows, competitive position, financial condition or results of operations.

Cybersecurity incidents, and the adverse publicity that may follow, can have a negative impact on EFX’s reputation and the relationship with its customers. For example, EFX’s reputation with consumers and other stakeholders and its customer relationships were damaged following the cybersecurity incident in 2017, resulting in a negative impact on its revenue for a period of time. If EFX experiences a material cybersecurity incident or is otherwise unable to demonstrate the security of its systems and the data it maintains and retain the trust of its customers, consumers and data suppliers, EFX could experience a substantial negative impact on its business.

For additional information related to the cybersecurity-related risks relevant to EFX’s business, see “Item 3. Key Information — D. Risk Factors — Risks Relating to our Business — Security breaches and other disruptions to our information technology infrastructure could compromise Company, consumer and customer information, interfere with our operations, cause us to incur significant costs for remediation and enhancement of our IT systems and expose us to legal liability, all of which could have a substantial negative impact on our business and reputation” in Part I, Item 1A. of EFX’s annual report on Form 10-K for the fiscal year ended December 31, 2023 filed with SEC on February 22, 2024.

Governance

Board Oversight of Cybersecurity

The EFX board of directors monitors its “tone at the top” and risk culture and oversees principal risks facing the Company. On an annual basis, the EFX board of directors reviews an enterprise risk assessment prepared by management that describes the principal risks and monitors the steps management is taking to map and mitigate these risks. The EFX board of directors then sets the general level of risk appropriate for the Company through business strategy reviews. Risks are assessed throughout the business, focusing on nine primary risk categories, including cybersecurity.

In addition, the EFX audit and technology committees of the EFX board of directors coordinate on risk management oversight with respect to cybersecurity, including through quarterly joint meetings that cover the following topics:

•	Regular reports from the internal audit department regarding the security and technology portions of the internal audit plan

•	Regular reports from the CISO and Chief Technology Officer regarding the cybersecurity control environment, including remediation updates, control posture analyses and other recurring items

•	Regular reports from the Chief Privacy and Compliance Officer regarding EFX’s global privacy, risk management and compliance programs, including matters related to cybersecurity

The EFX technology committee of the EFX board of directors oversees the EFX’s information security program, including:

•

Reviewing with management EFX’s technology investments and infrastructure associated with risk management, including policies relating to information security, disaster recovery and business continuity

•	Receiving quarterly reports directly from the CISO, including updates on the enterprise cybersecurity threat level

•	Overseeing the engagement of outside advisors to review EFX’s cybersecurity program

•	Reviewing the results of the annual information security program maturity assessment performed by a third party

•	Reviewing the results of EFX’s annual security program risk assessment prepared by management

Management Oversight of Cybersecurity Risk

The information security program is managed through implementation, monitoring and continuous improvement of the security program with active participation of management as described below.

•

Senior Leadership Team. The EFX senior leadership team, consisting of the CEO and his direct reports (“SLT”), sets the tone for strategic growth, effective operations and risk mitigation at the management level. The SLT supports the management of the information security program through proper resource allocation and decision-making involving high risk issues. The SLT has overall managerial responsibility for confirming that the information security program functions in a manner that meets the needs of EFX and its subsidiaries, including us.

•

Chief Information Security Officer. EFX has a CISO who is a member of the SLT and reports directly to the CEO. The EFX CISO has more than two decades of experience in cybersecurity-related roles, including serving as CISO at other large, multinational companies. The CISO is responsible for oversight of the global Security team and the implementation and execution of the information security program. The CISO helps ensure that the program is strategically aligned to EFX’s business strategy and is responsible for reporting on the effectiveness of the program to the SLT and the EFX board of directors.

•

Global Security Team. The EFX global security team is responsible for supporting the CISO in the execution of the information security program to meet the program’s objectives. The security team is directly responsible for the day to day program activities such as planning, implementation, monitoring and reporting on operational capabilities.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Please refer to Item 19 for a list of all financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements

Audited consolidated financial statements of EFX Brasil as of and for the years ended December 31, 2023 and 2022
Page
Report of Independent Registered Public Accounting Firm EY - Brazil PCAOB ID: 1448	F-4
Report of Independent Registered Public Accounting Firm EY - Atlanta PCAOB ID: 42	F-5
Consolidated Statements of Comprehensive Profit or Loss - December 31, 2023 - 2021	F-6
Consolidated Statements of Financial Position - December 31, 2023 - 2022	F-7
Consolidated Statements of Changes in Equity - December 2023 -2021	F-9
Consolidated Statements of Cash Flows - December 31, 2023 - 2021	F-10
Notes to the Consolidated Financial Statements	F-11

Audited consolidated financial statements of Boa Vista (Predecessor) as of August 7, 2023 and December 31, 2022 and for the period from January 1, 2023 to August 7, 2023 and the years ended December 21, 2022 and 2021.
Page
Report of Independent Registered Public Accounting Firm	F-48
Consolidated Statements of Financial Position	F-49
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-51
Consolidated Statements of Changes in Shareholders’ Equity	F-52
Consolidated Statements of Cash Flows	F-53
Notes to the Consolidated Financial Statements	F-54

(b) List of Exhibits that are filed or incorporated by reference as part of this annual report

Exhibit No.	Exhibit

1.1	Amended and Restated Bylaws of Equifax do Brasil S.A.

2.1	Description of Common Shares

4.1	Merger Agreement, dated as of February 9, 2023, by and among Equifax Inc., Equifax do Brasil S.A. and Boa Vista Serviços S.A. (incorporated by reference to Exhibit 2.1 to the Form F-4 Registration Statement under the Securities Act of 1933 of Equifax do Brasil S.A. filed with the Securities and Exchange Commission on March 6, 2023)

4.2	Non-Compete, Consulting Services and Amendment Agreement, dated February 9, 2023, by and among Equifax Inc., Equifax do Brasil S.A. and Associação Comercial de São Paulo

4.3	FACESP Non-Compete Agreement, dated July 18, 2023, by and among and among Equifax Inc., Equifax do Brasil S.A. and the Federação das Associações Comerciais do Estado de São Paulo (English Translation)

4.4	Associations Non-Compete Agreement, dated July 27, 2023, by and among Equifax do Brasil S.A., Equifax Inc., Associação Comercial do Paraná, Câmara de Dirigentes Lojistas de Porto Alegre and Clube de Diretores Lojistas do Rio de Janeiro

8.1	List of Subsidiaries

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer and Chief Accounting Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer and Chief Accounting Officer.

15.1	Former accountant’s letter to the Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EQUIFAX DO BRASIL S.A.

By:	/s/ John W. Gamble, Jr
Name:	John W. Gamble, Jr.
Title:	Chief Executive Officer

Date: May 10, 2024

INDEX TO THE FINANCIAL STATEMENTS
Audited consolidated financial statements of EFX Brasil as of and for the years ended December 31, 2023
and
2022

Audited consolidated financial statements of Boa Vista (Predecessor) as of August 7, 2023 and December 31, 2022 and for the period from January 1, 2023 to August 7, 2023 and the years ended December 21, 2022 and 2021.

EQUIFAX DO BRASIL S.A.
FINANCIAL STATEMENTS
(WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equifax do Brasil S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Equifax do Brasil S.A. (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive profit or loss, changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards—IFRS as issued by the International Accounting Standards Board—IASB.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/
Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2023.
São Paulo, Brazil
May 10, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Equifax do Brasil S.A.
Opinion on the Financial Statements
We have audited the accompanying statement of financial position of Equifax do Brasil S.A. (the Company) as of December 31, 2022, the related statements of comprehensive profit or loss, changes in equity and cash flows for the years ended December 31, 2021 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2022 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/
Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Atlanta, Georgia
February 18, 2023

EQUIFAX DO BRASIL S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS
FOR YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands, except per share amounts)	Note	December 31, 2023		December 31, 2022		December 31, 2021
Net revenue from services	4	R$	320,376	R$	—	R$	—
Cost of services rendered	5		(147,359)		—		—

Gross profit (loss)			173,017		—		—

Operating expenses
Selling expenses	5		(30,595)		—		—
General and administrative expenses	5		(75,709)		(3,353)		(2,988)
Other income, net	1.7		31,221		14,550		5,048
Fair value gains (losses) on equity investments at FVPL	1.7		40,460		66,709		(352,077)

Operating profit (loss)			138,394		77,906		(350,017)

Financial income	6		33,606		398		73
Financial expenses	6		(34,472)		(889)		(1)

Finance income (expense), net			(866)		(491)		72

Share of net loss of joint venture accounted for using the equity method	10		(6,378)		—		—

Profit (loss) before income tax and social contribution			131,150		77,415		(349,945)

Income tax and social contribution
Income tax benefit (expense)	9		86,683		(25,387)		119,981

Total comprehensive profit (loss) for period		R$	217,833	R$	52,028	R$	(229,964)

Earnings per share
Basic earnings (loss) per share - R$	19		22.77		2.36		(8.78)
Diluted earnings (loss) per share - R$	19		22.77		2.36		(8.78)

EQUIFAX DO BRASIL S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022

(In thousands)	Note	December 31, 2023		December 31, 2022
ASSETS
Non-current assets
Trade receivables, net	8	R$	5,120	R$	—
Judicial deposits	16		28,097		—
Other tax assets	9		139		—
Deferred tax asset - income tax and social contribution	9		34,129		—
Interest in joint venture	10		184,011		—
Property and equipment			15,030		—
Intangible assets	11		3,429,925		—
Financial assets at FVPL	1.7		—		386,950
Prepaid expenses			180		1,120

Total non-current assets			3,696,631		388,070

Current assets
Cash and cash equivalents	7, 18		164,095		3,541
Trade receivables, net	8		129,312		—
Prepaid expenses			12,060		13
Trade receivable - related parties	14, 18		1,776		—
Income tax and social contributions	9		62,922		—
Other tax assets	9		690		—
Dividends receivable and other current assets			11,098		12,480

Total current assets			381,953		16,034

Total assets		R$	4,078,584	R$	404,104

(In thousands)	Note	December 31, 2023		December 31, 2022
LIABILITIES
Non-current liabilities
Lease liability	18	R$	3,523	R$	—
Trade payables - related parties	11, 14, 18		188,377		—
Labor obligations	13		7,069		—
Payables for business combinations	15, 18		4,604		—
Taxes payable	9		52,366		5,350
Provisions	16		23,009		—
Borrowings	17		10,173		6,718
Deferred tax liabilities	9		405,622		120,691
Other noncurrent liabilities			2		2

Total non-current liabilities			694,745		132,761

Current liabilities
Trade payable to suppliers	12, 18		55,949		—
Lease liability	18		4,133		—
Labor obligations	13		46,941		34
Trade payables - related parties	11, 14, 18		17,376		—
Payables for business combinations	15, 18		4,074		—
Advances from customers			1,472		—
Income tax and social contribution			4,942		—
Provisions	16		685		2,435
Taxes payable	9		9,709		—
Other liabilities			6,447		1,953

Total current liabilities			151,728		4,422

Total liabilities		R$	846,473	R$	137,183

Net assets		R$	3,232,111	R$	266,921

Equity
Share capital	17	R$	2,749,351	R$	26,441
Other capital reserves	17		24,552		105
Legal reserve	17		13,487		—
Profit retention	17		444,721		240,375

Total equity		R$	3,232,111	R$	266,921

Total liabilities and equity		R$	4,078,584	R$	404,104

EQUIFAX DO BRASIL S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

	Capital		Capital reserves	Profit reserves		R$
(In thousands)	Share capital		Other capital reserves	Legal reserve	Profit retention	Total
As of January 1, 2021	R$	26,160	75	—	427,061	453,296

Loss for the year		—	—	—	(229,964)	(229,964)
Change in capital		281	—	—	—	281
Dividend paid		—	—	—	(2,910)	(2,910)
Change in other reserves		—	11	—	—	11

As of December 31, 2021		26,441	86	—	194,187	220,714

Profit for the year		—	—	—	52,028	52,028
Recapitalization		—	—	—	(5,840)	(5,840)
Change in other reserves		—	19	—	—	19

As of December 31, 2022		26,441	105	—	240,375	266,921

Legal reserve approved by shareholders based on 2022 profit		—	—	2,595	(2,595)	—
Change in capital		2,722,910	24,538	—	—	2,747,448
Profit for the period		—	—	—	217,833	217,833
Legal reserve		—	—	10,892	(10,892)	—
Change in other reserves		—	(91)	—	—	(91)

As of December 31, 2023	R$	2,749,351	24,552	13,487	444,721	3,232,111

EQUIFAX DO BRASIL S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, DECEMBER 31, 2022 and DECEMBER 31, 2021

(In thousands)	Note	December 31, 2023		December 31, 2022		December 31, 2021
Operating activities
Profit (loss)		R$	217,833	R$	52,028	(229,964)
Adjustments to reconcile profit (loss) with the net cash generated by (used in) operating activities:
Deferred tax	9		(122,748)		22,681	(119,706)
Depreciation and amortization	5		74,391		—	—
(Gains) losses on equity investments	1.7		(37,983)		(66,709)	352,078
Non-cash management services			(92)		19	11
Non-cash finance costs	17		3,455		877	—
Changes in operating assets:
Trade receivable	8		9,484		—	—
Current tax assets	9		13,654		—	—
Dividends receivable and other current assets			16,867		(8,184)	(3,524)
Other tax assets	9		(3,503)		—	—
Long-term prepaid expenses and other noncurrent assets			(24,073)		—	116
Changes in operating liabilities:
Trade payables and other current liabilities	12		(16,911)		1,841	821
Related parties and other noncurrent liabilities	14		4,044		145	(476)

Cash generated by (used in) operating activities			134,418		2,698	(644)

Investing activities
Acquisitions of property and equipment			(1,990)		—	—
Acquisitions of intangible assets	11		(110,793)		—	—
Payments for business combinations, net of cash acquired	2		(1,317,120)		—	—
Sale of equity investment	1.7		33,787		—	—

Net cash (used in) investing activities			(1,396,116)		—	—

Financing activities
Capital increase	17		2,497,252		—	280
Return of capital to common shareholders	17		(1,075,000)		—	—
Dividends paid			—		—	(2,910)

Net cash generated by (used in) financing activities			1,422,252		—	(2,630)

Increase (decrease) in cash and cash equivalents		R$	160,554	R$	2,698	(3,274)

Cash and cash equivalents at beginning of year		R$	3,541	R$	843	4,117

Cash and cash equivalents at end of year		R$	164,095	R$	3,541	843

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 1	Description of Business, and Basis of Presentation and Summary of Significant Accounting Policies
1.1 Description of Business
Equifax do Brasil S.A. (the “Company”, “our” or “we”) is a company controlled by Equifax, Inc. which is based in the United States of America, its ultimate parent, and is incorporated and domiciled in Brazil. The address of the registered office is Avenida Tambore, 267, Sao Paulo, SP. The operations of the Company primarily revolve around its newly acquired subsidiary Boa Vista Servicos S.A. (“BVS”). BVS provides a complete range of analytic solutions, including credit scoring, credit recovery services, client prospection, marketing services, anti-fraud services, among others, in the Brazilian market. Prior to the acquisition of BVS as described in Note 2, the Company owned a 9.95% interest in BVS.
1.2 Statement of Compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. Certain immaterial amounts in the prior years have been reclassified to conform with current year presentation. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). These financial statements were approved for disclosure by the Executive Board and sent to the Board of Directors on May
8
, 2024.
1.3 Basis of Measurement
These financial statements have been prepared on a historical cost basis, unless otherwise stated.
The Company consolidates the financial information for all entities it controls. Control is obtained when the Company has the power over the relevant activities of an entity and exposure to variability of returns from this entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases. Balances and transactions between subsidiaries, and unrealized gains and losses on operations between the Company and its subsidiaries were eliminated.
1.4 Going Concern
The financial statements have been prepared under the assumption that the Company operates on a going concern basis.
1.5 Critical Accounting Estimates and Judgments
Prior to January 1, 2021, no stand-alone financial statements for the Company had been prepared and accordingly, the Company adopted IFRS for its financial statements for the years ended December 31, 2021 and 2022 effective on January 1, 2021, applying all standards that were in effect as of that date (“the Adoption”). Accordingly, no reconciliations of opening equity or total comprehensive income was required. The Company has prepared financial statements that comply with IFRS applicable as of December 31, 2023, together with the comparative period data for the years ended December 31, 2022 and December 31, 2021, as described in the summary of significant accounting policies. In preparing the financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2021, the Company’s date of adoption of IFRS.
In the preparation of these financial statements, Management used judgments and estimates that affect the application of accounting policies of the Company, and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized on a prospective basis.
a. Judgments
The judgments which significantly impact the amounts recognized in the consolidated financial statements relate to:

•	Determining the useful life of intangible assets: the determination of useful lives requires estimates of expected future benefits. Note 1.11 and 1.12

•	Determining the fair value of intangible assets as a result of business combinations. Notes 2 and 18

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

b. Uncertainties resulting from assumptions and estimates
The main estimates related to the financial statements refer to:

•	Impairment test of intangible assets and goodwill: assumptions involved in determining the recoverable values—Note 11

•	Provision for tax, civil and labor risks: assumptions regarding the likelihood and magnitude of the outflows of funds – Note 16

•	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized—Note 1.20 and Note 9
1.6 Revenue recognition
The Company generates revenue through two revenue streams: i) decision services and ii) recovery services. The Company determines revenue recognition through the following steps:

•	identification of a contract with a customer;

•	identification of the performance obligation(s) in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligation(s) in the contract; and

•	recognition of revenue when or as the performance obligation(s) are satisfied.
At contract inception, the Company assesses the services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as that performance obligation is satisfied.
Revenue from decision services
Decision services revenue is derived from subscription arrangements to the Company’s platform, a comprehensive database with features to support customers with assessment and decision-making related to their customers’ credit risk.
The following is a summary of the decision services available as a feature in the Company’s platform through subscriptions:

•	Risk analytics - solutions based on statistical models to help companies to make more assertive and efficient business decisions.

•	Legacy data report - reports with recording, demographic and restrictive data.

•	Marketing services - intelligence to identify customers with the most adequate profile for its target.

•	Anti-fraud solutions – security solution for virtual stores, fintechs and payments processing industry by combating fraud in digital transactions.
Subscriptions (i.e., monthly and annually) are generally determined to have one distinct performance obligation, which is access to the Company’s platform and its features, and are recognized over time, ratably, over the subscription term, as the performance obligation is satisfied. In addition, the renewal of the monthly subscription is automatic and can be canceled at any time.
Prepayments
In some cases, the customer prepays its annual subscription. When the customer makes a prepayment, a contract liability is recognized in the amount of such prepayment with an obligation for provision of commercial credit reporting and scoring to the customer. The realization of the contract liability and recognition of revenue occurs as the customer receives and has access to the contracted features. For prepaid contract amounts, revenue is recognized when consumed by the customer.
Revenue from recovery services
Recovery services revenue is derived from solutions to support customers in recovering debts. The following is a summary of the recovery services provided by the Company:

•	Digital solutions - Solutions for the management of creditor’s defaulting portfolios and for sending formal communications to debtors via digital vehicles, such as SMS and e-mail.

•	Printed solutions - Submission of printed collection letter to debtors and reports with consumers’ debt history.

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

The Company uses its digital solutions and analysis techniques to define processes and communication flows for each customer, increasing the effectiveness of the credit recovery process (i.e., notifying the debtor and, in case of continued
non-payment,
making such information public).
Recovery services arrangements are determined to have one performance obligation, which are either the digital or the printed solutions, and are recognized over time, ratably over the contract terms as the performance obligation is satisfied based on the volume of notifications sent by month. Each notification sent to debtors corresponds to a separate service provided and is considered in the volume of notifications sent at the price contracted by the customer. The Company monitors provided recovery services by customer and issues the invoice 30 days after the service is rendered.
1.7 Financial Instruments

(i)	Recognition and initial measurement
Dividends receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is an account receivable without a material financing component) is initially measured at fair value, plus, for an item not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to its acquisition or issue. Accounts receivable without a significant financing component are initially measured at the price of the transaction.

(ii)	Classification and subsequent measurement
Financial instruments
At initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit and loss (FVPL).
To determine recognition, the Company makes an assessment of the objective of the business model in which a financial asset is held at the portfolio level, since this best reflects the way the business is managed and information is provided to management. The information considered includes:

•
whether management’s strategy focuses on obtaining contractual interest revenue, maintaining a certain interest rate profile, matching the duration of financial assets to the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	risks that affect the performance of the business model and the manner in which those risks are managed; and

•	Financial assets managed and whose performance is evaluated based on fair value are measured at FVPL.
The financial assets of the Company are measured at fair value through profit and loss.
In 2021 and 2022 and through August 7, 2023, these assets include the investment in 9.95% of the outstanding equity of BVS which was recorded in Financial assets measured at FVPL within the Company’s Statement of Financial Position. The Company recorded the investment using a mark-to-market
approach and adjusted the carrying value of the investment monthly based on quoted market prices for BVS securities publicly traded in Brazil. All resulting unrealized gains or losses on the investment were recorded in fair value gains (losses) on equity investments at FVPL within the Company’s Statements of Comprehensive Profit or Loss. After the acquisition of BVS, all of the BVS activity was 100% consolidated.
Also included in Financial assets at FVPL was the investment in 9.5% of the outstanding equity of Neuroanalitica Participacoes Ltda. (“Neuroanalitica”), which is not a publicly traded company and is focused on the development of automated solutions for the decision cycle. The Company recorded the investment at cost which represented the best estimate of fair value. The investment balance recorded for Nueroanalitica was R$ 2,576 as of December 31, 2022. We sold our investment in Neuroanaltica on May 12, 2023 which resulted in a gain of R$ 31,211. This gain has been recorded in other income, net. Other income, net is primarily dividend income of R$14,553 and $5,053 for the years ended December 31, 2022 and December 31, 2021 respectively

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is reduced for impairment losses. Interest revenue, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
All financial assets not classified as measured at amortized cost, as described above, are classified at FVPL. This includes cash and cash equivalents, and our investment in the equity of BVS. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost at FVPL if this would significantly eliminate or reduce an accounting mismatch that would otherwise arise.
Financial liabilities - Financial liabilities are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

(iii)	Derecognition
Financial assets
The Company derecognizes a financial asset when the contractual rights to the cash flows expire, or when the Company transfers the rights to receive the contractual cash flows in a transaction in which substantially all risks and benefits of owning the financial asset are transferred or in which the Company neither substantially transfers nor maintains all risks and benefits of owning the financial asset and it does not retain control over the financial asset.
Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expired. The Company also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount and the consideration paid (including any non-cash
assets transferred or assumed liabilities) is recognized in profit or loss.
1.8 Fair Value Measurements
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 — Significant inputs to the valuation model are unobservable.
We maintain policies and procedures to value instruments using the best and most relevant data available. In addition, the Company performs reviews to assess the reasonableness of the valuations. This detailed review may include the use of a third-party valuation firm. Additional information on the assumptions adopted in the measurement of fair values is included in Note 18—Financial instruments.

F-1
4

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

1.9 Impairment
(i)
Non-derivative
financial assets
Financial instruments and contractual assets
The Company recognizes provisions for expected credit losses on financial assets measured at amortized cost under the simplified approach. When estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information.
The Company uses a “provision matrix” to calculate expected losses for its trade receivables. The provision matrix is based on the percentages of historical loss observed over the expected life of the receivables and is adjusted for specific customers according to score (percentage that represents the statistical calculation produced internally that considers future estimates and qualitative factors, such as capacity debtor’s financial situation). These qualitative factors are monitored monthly by the Company’s treasury. Historical loss percentages and scores are reviewed whenever a significant event occurs with indications that there may be a significant change in these percentages.
For customers with a delinquency of less than or greater than 90 days, but with a high probability of recovery, the Company’s historical recovery percentages are applied. The score is applied to customers who have been in default for more than 90 days and have a low probability of recovery. The provision for losses for financial assets measured at amortized cost is deducted from the gross carrying value of the assets.
The gross carrying value of a financial asset is written down when the Company has no reasonable expectation of recovering the financial asset in full or in part. The Company does not expect any significant recovery of the written-off
value. However, financial assets written off may still be subject to credit execution to comply with the Company’s procedures for recovering amounts owed.
1.10 Labor obligations
Short-term labor obligations
Obligations for short-term employee benefits are recognized as personnel expenses as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
The Company offers to its employees a defined-contribution pension plan, called Boa Vista Prev., managed by Bradesco Vida e Previdência, whose monthly contributions are made in part by the employees and part by the Company. The plan was implemented on November 1, 2011 and modified in 2015.
1.11 Intangible assets
Separately acquired intangible assets with a defined useful life are recorded at cost, less accumulated amortization and impairment losses. Amortization is recognized on a straight-line basis, according to the estimated useful lives of the assets. The estimated useful lives and the amortization method are reviewed annually, and the effects of any changes in estimates are recorded prospectively.
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment.
Database
Intangible assets include expenditures for databases, mainly from registry offices, to create products offered by the Company to its customers. These assets are amortized under the straight-line method, whose useful life is based on the legal period for the disclosure of such information, of five years and seven years depending on the nature of the data.
Trademarks
Separately acquired trademarks are stated at historical cost. Trademarks acquired in a business combination are recognized at fair value on the acquisition date and are amortized over two years.

F-1
5

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Software
Licenses acquired for computer programs that are capitalized based on costs incurred and amortized over their useful life. Expenditures associated with software development are capitalized and amortized over their estimated useful lives or maintenance are recognized as expenses when incurred.
Customer portfolio
Relationships with customers acquired in business combinations represent important access to a specific market for market participants as well as a barrier to competitors.
Non-compete
agreement
Non-compete
agreements are recognized at fair value on the acquisition date and their respective amortization is carried out in accordance with the estimated useful life of the intangible asset.
1.12 Amortization
Amortization is calculated using the straight-line method based on the estimated useful lives of each asset. Amortization is recognized in profit or loss.
Estimated useful lives are as follows:

Useful life - years
Trademark	2
Database	5 - 7
Software	5
Customer portfolio	10
Non-compete agreement	15
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
1.13 Product development costs
Internal projects relate to the structuring and development of products and are classified as “Internally developed products” when the product is ready for sale. However, products that are still under development are classified as “Intangible assets in progress”.
Directly attributable expenses with the development of projects linked to technological innovations are capitalized when all of the following aspects are met:

•	Technical feasibility can be demonstrated to complete the asset in such a way that it is made available for use;

•	The Company has the intention and ability to complete the intangible asset and use it;

•	It is possible to demonstrate how the intangible asset will generate future economic benefits;

•	The Company has the ability to reliably measure the expenditures attributable to the intangible asset during its development.

•	The Company can demonstrate the availability of adequate technical, financial and other resources to complete the development.
Capitalized expenditures, when the aforementioned criteria are met, include labor costs that are directly attributable to the preparation of this asset. Development activities involve a plan or project aimed at producing new products and/or improvements.

F-1
6

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Following initial recognition, the asset is carried at cost less any accumulated amortization and any impairment losses. Amortization begins when development is completed and the asset is available for use for the period of the future economic benefits. The useful life of development assets reflects the period of financial return of each project, which is estimated between two and five years. During the development
period, the recoverable value of the asset is tested annually.
1.14 Impairment of
Non-financial
assets
On each reporting date, the Company reviews the carrying amounts of its non-financial
assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). Goodwill and intangible assets with indefinite useful lives arising from a business combination are allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. As of December 31, 2023 we have one CGU.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal.
Value-in-use
is based on the estimated future cash flows, discounted to their fair value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.
Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
1.15 Cash and Cash Equivalents
Cash and cash equivalents include cash in hand, cash at banks, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

1.16 Interest in joint venture
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The aggregate of the Company’s share of profit or loss of a joint venture is shown on the face of the consolidated statement of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling
interests in the subsidiaries of the associate or joint venture.
Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated statement of financial position.
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.
Where the Company’s share of losses in an equity method investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.
Unrealized gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Company.
1.17 Business combination and goodwill
The Company uses the acquisition method to account for business combinations. The cost of an acquisition is measured as the sum of the consideration transferred, which is measured at the acquisition-date fair value. Costs directly attributable to the acquisition are expensed as incurred.
When acquiring a business, the Company evaluates the financial assets acquired and liabilities assumed to classify them according to the contractual terms, the economic circumstances and the applicable conditions on the date of acquisition.
Goodwill corresponds to the value paid in excess of the assets acquired and liabilities assumed at fair value, resulting from the expectation of future profitability and supported by economic and financial studies that were the basis for the purchase price of the business.
Goodwill is measured at cost, less accumulated impairment losses. It is tested for impairment annually, or more frequently if there is indication that the Cash-Generating Unit may be impaired.
Goodwill arising on acquisition of subsidiaries is recognized in intangible assets.
1.18 Provisions
Provisions are recognized for present obligations (legal or constructive) resulting from past events, in which it is possible to estimate the amounts reliably and whose settlement is likely. The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.
The determination of the probability of loss includes the assessment of available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of the Company’s internal and external lawyers. In the case of civil contingencies, the provision is made according to the number of active lawsuits regardless of their likelihood of loss, multiplied by the historical average loss value of the lawsuits.

F-1
8

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured by the higher of the value that would be recognized in accordance with the requirements of provisions above or the amount initially recognized less (when appropriate) the accumulated amortization recognized.
1.19 Foreign Currency
We have determined that the local currency is the functional currency as determined by a review of the economic environment where the Company primarily generates and expends cash. The Company’s financial statements are presented in Brazilian Reais, which is also the Company’s functional currency.
1.20 Income Tax
Income tax expense represents the sum of our current and deferred taxes.
Current and deferred income tax expense are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240,000 (R$20,000 per month) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses, limited to 30% of the taxable income for the year.
Current and deferred taxes are recognized in profit or loss.
Current income tax
Current tax expense is the tax payable or receivable on the taxable income or loss for the year and any adjustments to taxes payable in relation to prior years. The amount of current taxes payable or receivable is recognized in the Statements of Financial Position as a tax asset or liability under the best estimate of the expected amount of taxes to be paid or received reflecting the uncertainties related to its calculation, if any. It is measured based on tax rates enacted at the reporting date. Current tax assets and liabilities are offset only if certain criteria are met.
Deferred income tax
Deferred tax assets and liabilities are recognized in relation to the temporary differences between the book values of assets and liabilities for financial statement purposes and the related amounts used for taxation purposes. The changes in deferred tax assets and liabilities for the year are recognized as deferred income tax expense. Deferred tax is not recognized for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination, and that does not affect the taxable or accounting profit or loss; or taxable temporary differences arising from the initial recognition of goodwill.
A deferred tax asset is recognized in relation to the unused tax losses and deductible temporary differences to the extent that it is probable that future taxable income will be available to be used to offset such amounts. Future taxable income is determined based on the reversal of relevant taxable temporary differences. If the amount of the taxable temporary differences is insufficient to fully recognize a deferred tax asset, the future taxable income, adjusted for reversals of the existing temporary differences, is considered, based on the Company’s business plans.
Deferred tax assets are reviewed at each reporting date and reduced when their realization is no longer probable.
Deferred tax assets and liabilities are measured at tax rates expected to be applied to temporary differences when they are reversed, based on rates enacted or substantively enacted up to reporting date.
The measurement of deferred tax assets and liabilities reflects the tax consequences of how the Company expects to recover or settle its assets or liabilities. Deferred tax assets and liabilities are offset only if (a) the Company has a legal right to offset current tax assets against current tax liabilities; and (b) the deferred tax assets and liabilities are related to income taxes levied by the same tax authority.
1.21 Dividends and interest on net equity (“INE”)
The proposal for distribution of dividends made by the Company’s board of directors that is within the portion equivalent to the minimum mandatory dividends is recorded in current liabilities, as “Dividends payable”, since it is considered a legal obligation established in the Company’s bylaws.

F-1
9

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Shareholders are entitled to minimum mandatory dividends of 25% of the net income for each year, adjusted in accordance with the legislation in force unless the board of directors determines the distribution would be incompatible with the current financial situation. The distribution of dividends and interest on net equity to the Company’s shareholders is recognized as a liability payable of the Company at the end of the year, based on the Company’s bylaws.
1.22 Recent Accounting Pronouncements
New standards, amendments and interpretations to standards
The standards, amendments and interpretations to standards issued but not effective until after the date of issue of these financial statements are presented below:
Amendment to IAS 1
– The amendments, as issued in 2020 and 2022, aim to clarify the requirements on determining whether a liability is current or non-current,
and require new disclosures for
non-current
liabilities that are subject to future covenants. The amendments apply for annual reporting periods beginning on or after January 1, 2024. The Company is evaluating the impact of this amendment.
The following new and amended accounting standards are not expected to have a significant impact on the Company’s consolidated financial statements.

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Lack of Exchangeability (Amendments to IAS 21)

•	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
There are a number of new or amended standards as described further below that are mandatorily effective for an accounting period that began after January 1, 2023. Their adoption has not had any impact on the disclosures or on the amounts reported in these consolidated financial statements.
Amendment to IAS 1 and IFRS Practice Statement 2
– The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.
To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.
Amendment to IAS 8
– The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.
Amendment to IAS 12 –
The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities.
The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

F-2
0

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

The cumulative effect of recognising these adjustments is recognised in the opening balance of retained earnings, or another component of equity, as appropriate.
IAS 12 did not previously address how to account for the tax effects of on balance sheet leases and similar transactions and various approaches were considered acceptable. Some entities may have already accounted for such transactions consistent with the new requirements. These entities will not be affected by the amendments.
OECD Pillar Two Rules -
In December 2021, the Organisation for Economic
Co-operation
and Development (OECD) released the Pillar Two model rules (the Global AntiBase Erosion Proposal, or ‘GloBE’) to reform international corporate taxation. Large multinational enterprises within the scope of the rules are required to calculate their GloBE effective tax rate for each jurisdiction where they operate. They will be liable to pay a top-up
tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate.
In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up
taxes described in those rules.
The amendments also require affected companies to disclose:

•	the fact that they have applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes

•	their current tax expense (if any) related to the Pillar Two income taxes, and

•
during the period between the legislation being enacted or substantially enacted and the legislation becoming effective, known or reasonably estimable information that would help users of financial statements to understand an entity’s exposure to Pillar Two income taxes arising from that legislation. If this information is not known or reasonably estimable, entities are instead required to disclose a statement to that effect and information about their progress in assessing the exposure.

IFRS 17 - Insurance Contracts
- IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach. The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.
The Company does not have any contracts that meet the definition of an insurance contract under IFRS 17.
SEC Climate Rules
- On March 6, 2024, the SEC approved new rules that will require climate-related disclosures by public companies, including evaluation and disclosure of certain climate-related financial metrics in their audited financial statements. These rules are effective for fiscal years beginning on, or after January 1, 2025. The Company is currently evaluating the impact of the rule changes.

F-2
1

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 2	Business Combinations
On August 7, 2023, we acquired all the remaining interest of our investment in Boa Vista Serviços S.A. (“BVS”), a consumer and commercial credit information company in Brazil for approximately R$4,240 million (the “Acquisition”) and obtained control. This transaction was executed in order to expand our operational footprint within Brazil. We previously owned a 9.95% investment in BVS.
BVS operates in the Brazilian market, with the aim of reducing information asymmetry, making customer prospecting, analysis and credit recovery safer and more accessible, with revenues concentrated in the Southeast and South regions, where the majority of the Brazilian Gross Domestic Product (GDP) is generated.
Assets acquired and liabilities assumed
The Company accounted for the assets acquired and the liabilities assumed at fair value at the date of the acquisition. Due to the timing of the transaction, the initial accounting for the business combination is incomplete and the purchase price allocation for the acquisition is not yet finalized. Open areas relate to measurement of intangible assets, income taxes, working capital and other reserves, as well as the assignment of goodwill recognized in the transaction. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the valuation date.
The valuation of acquired assets and assumed liabilities at the date of the acquisition, include the following:

Net assets acquired	Amount
	(In thousands)
Cash and cash equivalents	R$	1,172,874
Trade accounts receivable and other current assets		172,054
Other assets, net		240,292
Purchased intangible assets		1,182,628
Goodwill		1,994,493

Total assets acquired		4,762,341
Total liabilities assumed		(522,344)

Net assets acquired	R$	4,239,997

The goodwill recognized in connection with the transaction was due to expanded growth opportunities from expanding in Brazil, and from the opportunity to create new or enhanced product offerings, as well as cost savings from improved technology and the elimination of duplicative activities that are not recognized as assets apart from goodwill. At December 31, 2023 the goodwill is not tax deductible.
The acquired business contributed revenues of R$320,376 and profit of R$ 54,619 to the Company for the period from August 8, 2023 to December 31, 2023. If the acquisition had occurred on January 1, 2023, consolidated pro forma revenue and profit for the year ended December 31, 2023 would have been R$814,991 and R$312,443 respectively.

F-
2
2

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Consideration transferred
The following table summarizes the fair value of consideration exchanged to complete the acquisition of BVS:

Fair value of consideration	Amount
	(In thousands)
Cash transferred (1)	R$	2,489,994
Equifax do Brasil common shares issued (2)		863,779
Equifax Brazilian Depositary Receipts (“Equifax BDRs”) issued (3)		465,319
Fair value of 9.95% investment		420,905

Total value of consideration	R$	4,239,997

(1)	The cash transferred represents the actual cash transferred as part of the transaction.
(2)	The fair value of the 2,171,613 Equifax do Brasil common shares issued was determined based on the offer price for the outstanding BVS shares.
(3)	One Equifax BDR represents one share of Equifax Inc. common stock. The fair value of the 479,725 Equifax BDRs issued was determined based on the share price of Equifax Inc. as of August 7, 2023.

NOTE 3	Operating segment
Segments
We manage our business and report our financial results through one operating segment. The Company’s chief operating decision maker (CODM) is the chief executive officer.

NOTE 4	Revenue
For the year ended

December 31, 2023, the Company recognized R$320,376 of net revenue from decision and recovery services over time, of which an immaterial amount was related to revenue abroad. Additionally during that same time period the largest customer represented 10.16% of net revenue from decision and recovery services. There is no other customer representing more than 10% of total net revenue in the period. The Company’s revenue is not subject to significant seasonality fluctuations.

(In thousands)	December 31, 2023
Decision services	R$	298,211
Recovery services	R$	61,533
Tax (10.86%)		(39,368)

Total Net Revenue	R$	320,376

F-2
3

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 5	Costs of services rendered, selling expenses, general and administrative expenses by nature
We present below the details of expenses by nature:

(In thousands)	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
Nature
Salaries, benefits and charges	R$	(90,968)	R$	(152)	R$	(134)
Technology services		(22,187)		—		—
Maintenance		(18,737)		—		—
Communications and other variable costs		(11,481)		—		—
Consulting, auditing and legal		(22,706)		(1,080)		(1,735)
Commissions		(6,380)		—		—
Sales and marketing		(5,171)		—		—
Depreciation and amortization		(74,391)		—		—
Impairment losses on non-financial assets		(2,033)		—		—
Expected credit losses on accounts receivable		266		—		—
Others		125		(2,121)		(1,119)

Total	R$	(253,663)	R$	(3,353)	R$	(2,988)

Classified as:
Cost of services rendered	R$	(147,359)	R$	—	R$	—
Selling expenses		(30,595)		—		—
General and administrative expenses		(75,709)		(3,353)		(2,988)

Total	R$	(253,663)	R$	(3,353)	R$	(2,988)

F-2
4

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 6	Financial income (expenses)
Financial income and expenses for the years ended December 31, 2023, 2022, and 2021 were as follows:

(In thousands)	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
Financial income
Discounts obtained	R$	337	R$	—	R$	—
Interest and fines on accounts receivable		372		—		—
Interest income arising from financial assets		29,360		398		73
Adjustment at present value		157		—		—
Other financial income		3,380		—		—

Total financial income	R$	33,606	R$	398	R$	73

Financial expenses
Discounts granted	R$	(161)	R$	—	R$	—
Interest and fines – liabilities		(8,977)		—		—
Interest on leases		(394)		—		—
Other financial expenses		(24,940)		(889)		(1)

Total financial expenses	R$	(34,472)	R$	(889)	R$	(1)

Financial income (expenses), net	R$	(866)	R$	(491)	R$	72

NOTE 7	Cash and cash equivalents
As of December 31, 2023 and December 31, 2022, cash and cash equivalents were comprised as follows:

(In thousands)	December 31, 2023		December 31, 2022
Cash	R$	11	R$	—
Bank balances		10,885		3,541
Deposits (*)		153,199		—

Total	R$	164,095	R$	3,541

*
Represent investments in Bank Deposit Certificates -CDB, and third-party commitments, with remuneration linked to the Interbank Deposit Certificate -CDI, on December 31, 2023 with an average yield of 94.74% of the CDI, without risk of significant change in value and with immediate liquidity, which are maintained for the purpose of meeting short-term cash commitments related to new business initiatives and acquisitions and early amortization of financial liabilities.

F-2
5

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 8	Trade Receivables, net
Trade receivables, net as of December 31, 2023 are comprised as follows:

(In thousands)	December 31, 2023
Customer receivables for services provided	R$	135,998
Expected credit losses		(1,566)

Total	R$	134,432

Current	R$	129,312
Non-current(*)		5,120

Total	R$	134,432

(*)
Mainly refers to the information supply contract signed in November 2019. The negotiated payment term was to receive the consideration in seven annual installments and seventy-two
monthly installments. Revenue was recognized upon delivery when the performance obligation was met.

Changes in the expected credit losses were as follows:

(In thousands)	December 31, 2023
Beginning of the year	R$	—
Acquisition		1,858
Net remeasurement of loss allowances		(292)

End of the year	R$	1,566

F-2
6

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 9	Taxation
Income tax and social contribution

(In thousands)	December 31, 2023
Income tax recoverable	R$	59,560
Social contribution recoverable		3,362

Total	R$	62,922

Current	R$	62,922
Non-current		—
Other tax assets

(In thousands)	December 31, 2023
Social integration program(i)	R$	272
Withholding tax		217
Other		340

Total	R$	829

Current	R$	690
Non-current		139
(i) Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS).
Taxes payable
At December 31, 2023 and December 31, 2022, taxes payable are comprised as follows:

(In thousands)	December 31, 2023		December 31, 2022
Taxes payable	R$	62,075	R$	5,350

Current	R$	9,709	R$	—
Non-current		52,366		5,350

F-2
7

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Current	December 31, 2023		December 31, 2022
PIS and COFINS payable	R$	3,122	R$	—
Withholding income tax (IRRF)		4,838		—
Service tax (ISS) payable		1,668		—
Other taxes payable		81		—

Subtotal	R$	9,709	R$	—

Non-current	December 31, 2023		December 31, 2022
INSS on Severance pay (i)	R$	8,719	R$	—
ISS - PIS and COFINS basis (ii)		19,578		—
Deductibility - SEBRAE/INCRA and FNDE (iii)		19,604		—
Other		4,465		5,350

Subtotal(*)	R$	52,366	R$	5,350

Total taxes payable		62,075		5,350

(*) The Company is part of lawsuits to dispute the payment of certain taxes as follows:
(i) INSS on Severance pay
In June 2017, the Company filed a lawsuit to (1) obtain the recognition of the non-levy
of the INSS contributions paid by the Company, of the Work Accident Insurance (SAT)/Work Accident Risk (RAT) and the third-party contributions (education allowance, INCRA and System “S”) on the following funds:
(a) one-third
of statutory vacation (actually taken); (b) indemnified prior notice of termination of employment; (c) sickness allowance (payment of the first 15 days); (d) accident benefits; and (e) indemnification for unpaid unused vacation days.
(ii) ISS - PIS and COFINS basis
Writ of mandamus filed by the Company seeking the recognition of the right to exclude from the PIS and COFINS tax bases, the value corresponding to ISS due by the Company, suspending such tax liability, given that on ISS installments there should be no levy of social contributions that are calculated on the basis of a company’s billings, as ISS taxes are not part of a Company’s billings or gross revenues, since the Company only collects such amounts and makes the tax payments.
(iii) Deductibility - SEBRAE/INCRA and FNDE
These taxes payables are based on the understanding of the Supreme Court, that these contributions to SEBRAE/INCRA and FNDE are constitutional. Past proceedings have been discontinued and a writ of mandamus filed seeking the recognition of the unconstitutionality of the Contributions to the (i) National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária -INCRA); (ii) the Brazilian Small and Medium Enterprises Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas - SEBRAE); and (iii) the National Education Development Fund (Fundo Nacional de Desenvolvimento da Educação - FNDE) (educational allowance), given the restrictions for calculation over payroll, due to express prohibition of the text of the Federal Constitution, changed by Constitutional Amendment No. 33/2001.

F-2
8

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Income Taxes
a. Amounts recognized in profit or loss for the year

(In thousands)	December 31, 2023		December 31, 2022		December 31, 2021
Current Income tax expense (benefit)	R$	36,065	R$	2,706	R$	(275)
Deferred Income tax expense (benefit)		(122,748)		22,681		(119,706)

Total income tax expense (benefit)	R$	(86,683)	R$	25,387	R$	(119,981)

b. Tax expense reconciliation

(In thousands)	December 31, 2023		December 31, 2022		December 31, 2021
Profit (loss) before income tax	R$	131,150	R$	77,415	R$	(349,945)
Nominal rates		34.0%		34.0%		34.0%

Income tax expense (benefit) at nominal rates	R$	44,591	R$	26,321	R$	(118,981)

Permanent (additions) exclusions:
Deferred utilization	R$	(2,119)	R$	(960)	R$	—
Nondeductible interest expense		2,931		410		—
Tax reserve		145		144		(491)
Non-taxable financial income		—		(118)		—
Share of net loss of joint venture		2,348		—		—
Other non-deductible additions and exclusions		1,268		—		—
Labor incentives		(2,677)		—		—
Goodwill amortization Konduto		572		—		—
Non-taxable dividends		—		(383)		(527)
Other		(90)		(27)		18

Total income tax before discrete	R$	46,969		25,387		(119,981)

Total effective tax rate before discrete		35.8%		32.8%		34.3%
Discrete for BVS DTL write-off		(133,652)		—		—

Total income tax (benefit) expense after discrete	R$	(86,683)		25,387		(119,981)

Total effective tax rate after discrete		-66.1%		32.8%		34.3%

F-2
9

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

c. Changes in balances of deferred tax assets (DTA) and deferred tax liabilities (DTL)

	Balance at		Recognized in profit or loss			Balance at
(In thousands)	December 31, 2022		Additions	Acquisitions	Write-offs	December 31, 2023
BVS acquisition	R$	—	1,446	404,176	—	405,622
Outside basis difference on investment in BVS		120,691	12,961	—	(133,652)	—

Deferred income tax liabilities	R$	120,691	14,407	404,176	(133,652)	405,622

BVS acquisition	R$	—	—	30,626	—	30,626
BVS temporary differences		—	3,503	—	—	3,503

Deferred income tax assets	R$	—	3,503	30,626	—	34,129

	Balance at		Recognized in profit or loss		Balance at
(In thousands)	December 31, 2021		Additions	Write-offs	December 31, 2022
Outside basis difference on investment in BVS		98,009	22,682	—	120,691

Deferred income tax liabilities	R$	98,009	22,682	—	120,691

The amount of unused tax losses and other DTA’s for which no DTA’s are recognized in the balance sheet as of December 31, 2023, December 31, 2022, and December 31, 2021, was R$ 16,697, R$ 18,816, and R$ 19,775 respectively.
Dividends from a Brazil company to its shareholders are not subject to dividend withholding tax. There are no potential income tax consequences on the payment of dividends from the Company to its shareholders.

F-
30

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Changes in tax liabilities subject to legal proceedings:

(In thousands)	INSS on Severance pay		ISS - PIS and COFINS basis		Deductibility - SEBRAE/INCRA and FNDE		Total
As of December 31, 2022	R$	—	R$	—	R$	—	R$	—

Acquisition		7,843		18,220		19,368		45,431
Principal additions		549		670		—		1,219
Interest additions		327		688		236		1,251

As of December 31, 2023	R$	8,719		19,578	R$	19,604	R$	47,901

NOTE 10	Interest in joint venture
Refers to an investment with RV Marketing, LLC and RV Technology, LLC (together, “RV”) to form a joint venture with the objective of developing and operating a marketplace for credit, financial services for consumers, among others, through the creation of Consumidor Positivo Participações S.A. (formerly known as BVRV Participações S.A.). As of December 31, 2023, the ownership interest (i) of the Company was 55% of the total capital, being 50% of the voting shares and 100% of the preferred shares, and (ii) of RV was 45% of the total capital, equivalent to 50% of the voting shares. The shareholders’ agreement establishes that the Company and RV work together in the day-to-day
operations by participating in several decisions and having veto rights in strategic matters. The contractually agreed sharing of control arrangement exists as relevant decisions require the unanimous consent of the Company and RV as both parties must act together to direct relevant activities that significantly affect the returns of the arrangement. On February 23, 2024, RV made the remaining contribution. The Company now holds 50% of the voting share capital of the Joint Venture minus 1 share and RV holds 50% of the voting share capital of the Joint Venture plus 1 share.
As of December 31, 2023, the interest in joint venture is composed as follows:

		December 31, 2023
(In thousands)	% of ownership interest	Interest in joint venture		Share of loss for the period
In joint controlling interest:
Consumidor Positivo Participações S.A.	55%	R$	184,011	(6,378)

Total		R$	184,011	(6,378)

F-3
1

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Summarized financial information for joint venture
The following table illustrates the summarized financial information of the Company’s interest in Consumidor Positivo Participações S.A.:

(In thousands)	December 31, 2023
Non-current assets	R$	331,934
Current assets (including cash and cash equivalents – R$ 441)		35,550
Current liabilities (including current financial liabilities excluding trade and other payables and provisions – R$ 0)		(7)

Net assets (100%)		367,477

Carrying amount of interest in joint venture		184,011

Loss and total comprehensive loss		(11,596)

Company’s share of total comprehensive loss	R$	(6,378)

F-3
2

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 11	Intangible assets
Changes in intangible assets and goodwill are as follows:

(In thousands)	Database (a)	Trademarks	Software	Goodwill	Customer portfolio	Non-compete agreement (b)	Internally developed products (c)	Intangible assets in progress (d)	Total
At December 31, 2022	—	—	—	—	—	—	—	—		—

Acquisition	314,774	23,508	—	1,994,493	844,346	—	—	—	R$	3,177,121
Additions	46,638	—	22,935	—	—	216,141	19,380	5,413		310,507
Amortization	(23,995)	(4,053)	(1,561)	—	(35,181)	(5,695)	(1,744)	—		(72,229)
Transfers and other	—	—	—	14,526	—	—	129	(129)		14,526

At December 31, 2023	337,417	19,455	21,374	2,009,019	809,165	210,446	17,765	5,284	R$	3,429,925

(a)	Acquisitions of information to develop databases used in the services provided by the Company, which are amortized over five to seven years.
(b)
In 2023, the Company and Associação Comercial de São Paulo (“ACSP”) entered into a non-compete
agreement pursuant to which ACSP agreed to certain limitations on its ability to engage in certain business activities in Brazil. The term of the agreement is 15 years with annual payments of R$ 14,500. The Company recorded the intangible asset and a related liability for the payments over the term of the arrangement.

(c)
Refers to products developed through multidisciplinary teams for product development. Research expenditure and development expenditure that do not meet the criteria to be capitalized are recognized as expensed as incurred.

(d)	Refers to capitalized costs for internally developed products that are still in process at period end. Costs previously recognized as expense are not included.
The fair value calculation performed on the acquired intangible assets associated with the BVS transaction materially reflect the fair value presented as of December 31, 2023. As at the reporting date, there was no indication of impairment for any intangible asset.

F-3
3

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 12	Trade Payables to suppliers
The accounts payable to suppliers as of December 31, 2023, in the amount of R$ 55,949, arise from the purchase of services as part of the normal activities of the Company (e.g., acquisition of goods, mailing services, maintenance of software and hardware and sundry consulting services, among others). Accounts payable to suppliers are financial liabilities classified as amortized cost.

NOTE 13	Labor obligations
Labor obligations at December 31, 2023 and December 31, 2022 are presented below:

(In thousands)	December 31, 2023		December 31, 2022
Provision for vacation and charges	R$	12,534	R$	—
Profit sharing program (PPR)		16,937		—
Provision for 13th month salaries and charges		20		—
Social charges		5,021		—
Retention plan		18,732		—
Others		766		34
Total	R$	54,010	R$	34

Current		46,941		34

Non-current		7,069		—

NOTE 14	Related parties
No outstanding balances with related parties have guarantees. No expense has been recognized in the years ended December 31, 2023, 2022 or 2021 for non-collectible
debts or expected credit losses in relation to values due from related parties.
a. Management remuneration
In the years ended December 31, 2023, 2022 and 2021, wages and salary costs were allocated to the Company from Equifax, Inc. The allocated amount presented in Other reserves was R$ 169 for the year ended December 31, 2023, R$ 19 for the year ended December 31, 2022, and R$ 10 for the year ended December 31, 2021.
b. Preferred shares
In the year ended December 31, 2023, interest incurred on preferred shares (Note 17) held by Equifax, Inc., a related party, were recorded. The amount of intercompany interest presented in Financial expenses was R$ 3,455 for the year ended December 31, 2023 and R$ 877 for the year ended December 31, 2022. There was no intercompany interest for the year ended December 31, 2021.
c. Acordo Certo Ltda.
In the year ended December 31, 2023, the Company had certain cost sharing practices with Acordo Certo Ltda. This resulted in a R$ 1,776 current asset and R$ 0 current liability as of December 31, 2023.

F-3
4

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

d. Associação Comercial de São Paulo
In the year ended December 31, 2023, the Company rendered data consulting services to the Associação Comercial de São Paulo. This resulted in R$ 1,411 of revenue in 2023. Additionally, ACSP is a minority shareholder of Equifax do Brasil.

NOTE 15	Payables for business combinations
Prior to BVS being acquired by Equifax do Brasil, BVS had acquired two companies, Konduto and Acordo Certo. The roll forward below represents the remaining payables for those business combinations:

(In thousands)	Konduto		Acordo Certo		Total
December 31, 2022

Acquisition	R$	10,020		1,278	R$	11,298
Payments of Warrants		(3,129)		—		(3,129)
Unwinding of the time value of money		509		—		509

December 31, 2023	R$	7,400	R$	1,278	R$	8,678

Current liabilities					R$	4,074
Noncurrent liabilities						4,604

					R$	8,678

At December 31, 2023 and December 31, 2022, the balance of
non-current
payables for business combinations is presented by year of maturity as follows:

(In thousands)					December 31, 2023		December 31, 2022
Maturity	Acordo Certo		Konduto		Total		Total
2025		168		1,408		1,576		—
2026		168		1,408		1,576		—
2027		—		1,452		1,452		—

Total	R$	336	R$	4,268	R$	4,604	R$	—

F-3
5

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 16 Provisions
Given the nature of our activities, we are subject to legal and tax proceedings, governmental, regulatory and legislative investigations and inquiries and claims and litigation that are incidental to our business, none of which we believe are likely to have a material adverse effect on the Company’s financial statements
We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For claims, litigation and proceedings and governmental investigations and inquiries not related to income taxes, we record liabilities in the financial statements when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated and periodically adjust these as appropriate.

(In thousands)	December 31, 2023		December 31, 2022
Civil	R$	12,270	R$	1,109
Tax		5,334		—
Labor		6,090		1,326

Total	R$	23,694	R$	2,435

Current		685		2,435
Non-current		23,009		—
Changes in provisions for tax, civil and labor risks are as follows:

(In thousands)	Civil (i)		Tax (ii)		Labor (iii)		Total
As of December 31, 2022		1,109		—		1,326		2,435

Acquisition	R$	11,799	R$	5,334	R$	4,478	R$	21,611
Additions		6,779		—		286		7,065
Payments		(7,417)		—		—		(7,417)

As of December 31, 2023	R$	12,270	R$	5,334	R$	6,090	R$	23,694

Provision for civil risks
Most of the civil claims are based in article 43, paragraph 2 of Law 8,078/90– Consumer Defense Code due to lawsuits filed against the Company. The claimants are seeking indemnity for pain and suffering, alleging not sending the prior notification before the Company exhibits the consumer’s data in Boa Vista’s database.
By means of the history of closed cases, the percentages of validity, partial validity and groundlessness of the Special Court and Common Justice cases were calculated, and the average amount paid in cases granted or partially granted was calculated. The recorded civil provision is the result of the estimation of claims representing probable portfolio loss.
Provision for tax risks
A decision referring to the partial approval by the Brazilian Federal Revenue Service, regarding the offset of federal withholding taxes for issue of invoices, to pay the Income Tax and Social Contribution for the period from January 2011 to December 2011, submitted through a tax compensation mechanism named PER/DCOMP.

F-3
6

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

The Company also has provisions for risks related to federal and municipal taxes between the periods from January 2016 to July 2021.
Provision for labor risks
The Company is involved in labor claims comprising overtime and salary parity. The Company is also a party to labor lawsuits involving outsourced service providers in which the Company has joint liability.
Contingent liabilities
There were no significant changes regarding the progress of labor, civil and tax lawsuits classified as possible risks of loss, totaling R$ 75,272 as of December 31, 2023.
Amortization of tax goodwill
As a result of tax assessment notice issued by the Brazilian Federal Revenue Service in December 2015, the Company is discussing the deductibility of Income Tax and Social Contribution referring to amortization of goodwill from the merger originated from the net assets transferred in the acquisition of Equifax do Brasil Ltda. and the amortization of database originated from the net assets transferred through the capital increase paid-up
by Associação Comercial de São Paulo (“ACSP”). The restated amount (SELIC) of the tax assessment notice is R$ 51,968. The Company timely filed an appeal that was reviewed by the taxing authorities, which considered it valid in relation to the database portion acquired by ACSP. The Company is currently awaiting a decision by the Administrative Council of Tax Appeals (CARF). The Company’s management, supported by the opinion of counsel, understands that the likelihood of success in this discussion is considered “possible” and, for this reason, no provision was set aside in the financial statements.
Tax Foreclosure of Municipal ISS in Campinas
Tax foreclosure derived from assessment notice No. 002298/2013, filed by the Public Treasury of the Municipality of Campinas against Boa Vista Serviços S.A. for the collection of debts related to ISS for the provision of services in the periods from June 1, 2011 to May 31, 2013 to customers located in the Municipality of Campinas. The financial impact in the event of loss is R$ 0.2.
Tax Foreclosure of Municipal ISS in São Paulo
Refers to assessment notices filed by the Municipality of São Paulo charging amounts arising from the alleged underpayment by the Company of ISS tax levied on the digital certificate issuance activity, as well as a fine for non-compliance
with the ancillary obligation, related to the alleged error in the issue of electronic invoices. The financial impact in the event of loss is R$ 5,971.
Lawsuit – Stock Option Plan, commercial nature
Legal action filed to seek recognition of the commercial nature of the Company’s Stock Option Plan and secure non-chargeability
of income tax, social security contribution and on those of third parties.
This is a civil suit seeking to demonstrate that gains and losses involving the Stock Option Plan established by the Plaintiff Entity to the benefit of its employees arise from the commercial agreement entered into by and between the parties on an onerous and voluntary basis, subject to risk (as in any other business). Thus, as no labor compensation is paid, no income tax is levied on compensation paid to individuals (progressive rate of up to 27.5%), on social security contributions and on those of third parties.
According to management views supported by outside counsel, the likelihood of loss is rated as “possible”, with a financial impact of R$ 14,739, in case of an unfavorable outcome. As of December 31, 2023 no provision has been recorded.
Labor contingencies
The Company is a party to other labor claims in the amount of R$ 1,784, whose risk of loss was classified as “possible” in the opinion of our legal counsel and, therefore, no provision was recorded as of December 31 2023.

F-3
7

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Judicial deposits
The Company granted collateral for civil, labor and tax lawsuits in the form of cash deposits which the Company is unable to access until the lawsuit is resolved, as follows:

(In thousands)	December 31, 2023
Civil contingencies	R$	27
Labor contingencies		1,379
Tax liabilities		26,691

Total	R$	28,097

NOTE 17	Shareholders’ equity
Share Capital
On July 27, 2022, the Company underwent a legal transformation of its corporate structure whereby it became a privately held corporation (S.A.) from a limited liability company (LTDA) pursuant to Brazilian corporate law (the “Recapitalization”). Prior to the Recapitalization, the Company had 26,441,364 fully paid capital units. Pursuant to the Recapitalization, the Company’s equity was converted into the following instruments of the Company (named “Equifax do Brasil S.A.”): (a) 8,686,655 authorized and fully paid Common Shares with no par value; and (b) 1,313,345 authorized and fully paid Preferred Shares with no par value. There were no transaction costs related to the issuance of Common Shares or Preferred Shares. The Common Shares are held by Equifax South America LLC and ACSP and the Preferred Shares are held by Equifax, Inc.
During 2023, Equifax Inc. contributed cash of R$ 2,497,237 and 479,725 of their common shares to the Company valued at R$ 461,418 in exchange for 2 additional common shares reported as an increase in share capital and other capital reserves of R$
2,958,655. In connection with the acquisition, the Company issued 2,171,613 common shares to ACSP and other former shareholders of BVS reported as an increase in share capital and other capital reserves of R
$ 863,779. The Company returned capital through a cash payment totaling R$ 1,075,000 to all common shareowners in proportion to the total number of shares held by each share owner. As of December 31, 2023, the Common Shares (10,858,270 shares outstanding) are primarily held by Equifax South America LLC (80%) and ACSP (19%) and all of the Preferred Shares (1,313,345 shares outstanding) are held by Equifax, Inc.
As of December 31, 2023, December 31, 2022, and December 31, 2021, the Company’s share capital was composed of the following:

(In thousands),	January 1, 2023 to December 31, 2023		January 1, 2022 to December 31, 2022		January 1, 2021 to December 31, 2021
Beginning of the period		26,441		26,441		26,161

Change in capital	R$	—	R$	—	R$	280
Capital increase – BVS		3,797,910		—		—
Return of capital to common shareholders		(1,075,000)		—		—

End of the period	R$	2,749,351	R$	26,441	R$	26,441

F-3
8

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

As of December 31, 2023, December 31, 2022 and December 31, 2021, the Company’s Common and Preferred Shares outstanding was composed of the following:

			Number of Shares
	January 1, 2023 to December 31, 2023	January 1, 2022 to December 31, 2022	January 1, 2021 to December 31, 2021
Beginning of the period	10,000,000	26,441,364	26,160,764

Change in capital	2	—	280,600
Capital increase - BVS acquisition	2,171,613	—	—
Redeemable Preferred shares	—	1,313,345	—
Recapitalization	—	(17,754,709)	—

End of the period	12,171,615	10,000,000	26,441,364

Profit reserves
Legal reserve
It is formed annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company’s capital. The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset loss or for increasing capital.
Profit retention
The remaining profits, after the formation of the legal reserve are recorded under line item “Retained earnings”, which are available for allocation at the General Meeting.
Dividends and interest on net equity (“INE”)
EFX Brasil will not distribute any dividends from the results of 2023 based on anticipated reinvestment needs.
Redeemable preferred shares
The Preferred Shares represent 1,313,345 fully paid redeemable preference shares. These shares are mandatorily redeemable at a fixed price of R$ 24.49 per share, increased by the amount of any declared but unpaid dividends as of the redemption date, on
July 29, 2032
. These shares are entitled to priority in the distribution of a fixed dividend in the amount of R$ 4.56 per preferred share per year, without participation in remaining profits. As of December 31, 2023 and December 31, 2022, the carrying amount of the preferred shares have been recognized as a liability of R$ 10,173 and R$ 6,718, respectively in Borrowings on the statements of financial position.

F-3
9

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 18	Financial Instruments and capital and risk management
Accounting classifications and fair value
The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

(In thousands)		Carrying amount				Fair Value
December 31, 2023	Note	Financial assets at amortized cost	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total	Level 3	Total
Assets as per the Statements of Financial Position:
Cash and cash equivalents	7	164,095	—	—	164,095	—	—
Trade receivable	8	134,432	—	—	134,432	—	—
Trade receivable – Related parties	14	1,776	—	—	1,776	—	—

Total		300,303	—	—	300,303	—	—

Liabilities as per Statements of Financial Position:
Trade payable to suppliers	12	—	—	55,949	55,949	—	—
Lease liability		—	—	7,656	7,656	—	—
Payables for acquisitions	15	—	8,678	—	8,678	8,678	8,678
Borrowings		—	—	10,173	10,173
Trade payables - related parties	14	—	—	205,753	205,753	—	—

Total		—	8,678	279,531	288,209	8,678	8,678

F-
40

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

As of December 31, 2022, financial assets at FVPL consisted of the Company’s investment in BVS of R$ 386,950, which was measured at a Level 1 fair value hierarchy.
Valuation techniques and significant unobservable inputs
The following table shows the valuation technique used in measuring Level 3 fair values for acquired intangible assets in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter relationship between significant unobservable inputs and fair value measurement
Intangibles
Customer portfolio

Multi-Period Excess Earning Method: The valuation model estimates the intangible asset’s value based on present value of the incremental after-tax
cash flows attributable only to the intangible asset.

Database

Replacement Cost Method: The valuation model considers the current cost of a similar new asset having the nearest equivalent utility to the asset being valued. This approach involves the estimation of all costs incurred and accumulated in the development effort and application of any related obsolescence factors.

Trademark

Relief from Royalty Method: The valuation model considers that ownership of the intangible asset relieves the owner the need to pay a royalty to a third party in exchange for rights to use the asset.

Customer portfolio

Expected adjusted net revenue and Risk-adjusted discount rate

Database

Developer’s Profit Margin and Obsolescence Factor

Trademark

Expected royalty savings and tax benefits and Risk-adjusted discount rate

Customer portfolio

The estimated fair value would increase (decrease) if:

•  the expected adjusted net revenue was higher (lower); or

•  the risk-adjusted discount rate was lower (higher).

Database

The estimated fair value would increase (decrease) if:

•  the expected developer’s profit margin was higher (lower); or

•  the obsolescence factor was lower (higher).

Trademark

The estimated fair value would increase (decrease) if:

•  the expected royalty savings was higher (lower); or

•  the risk-adjusted discount rate was lower (higher).

F-
4
1

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Financial risk management
The Company has exposure to the following risks arising from financial instruments:

•	Market risk;

•	Liquidity risk

•	Credit risk; and

•	Foreign exchange rate risk.
(i) Market risk
Market risk is the risk that alterations in market prices, such as foreign exchange, interest rates and prices, will affect the Company’s gains or the measurement of its financial instruments.
The objective of market risk management is to manage and control exposures to market risks, within acceptable parameters, and at the same time to optimize the return.
Prior to completion of the acquisition of BVS, the Company had exposure to market risk in the form of financial assets held at FVPL which primarily represented our investment in BVS. The fair value of these assets was based upon the share price of the investee. Accordingly, the Company was subject to risks associated with the fluctuation of the share price.
Interest rate risk
Financial instruments with floating rates expose the Company to risk of variability in cash flows arising from changes in interest rates. The Company’s cash flow interest rate risk derives from short and long-term financial investments and loans and borrowings issued at floating rates.
The Company’s management contracts most of its interest-earning assets and liabilities with floating rates. Financial investments are adjusted at CDI and loans and borrowings are adjusted at the TJLP or CDI.
Sensitivity analysis - Market risk
The Company prepared a sensitivity analysis to evidence the impact of changes in interest rates of financial investments, loans and borrowings and debentures. Liability financial instruments were segregated into debts remunerated at CDI/SELIC.
As of December 31, 2023, this analysis has a probable projection scenario as follows: (i) the CDI/SELIC rate at 11.75% p.a. based on the projection of the Central Bank of Brazil as of December 13, 2023.

F-4
2

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

The sensitivity analysis of the impact on profit or loss from the change in interest rates of the Company’s financial instruments, considering a probable scenario (Scenario I), with appreciation of 10% (Scenario II), 25% (Scenario III) and 50% (Scenario IV) is as follows:

Operation	Exposure at December 31, 2023	Risk	Probable rate - %	Scenario I probable	Scenario II + 10% deterioration	Scenario III + 25% deterioration	Scenario IV + 50% deterioration
Interest rate risk
Cash equivalents—financial investments	164,095	Decrease in CDI	11.75%	19,281	17,353	14,461	9,641
Borrowings	(10,173)	Increase in SELIC	11.75%	(1,195)	(1,076)	(896)	(598)
Lease liability	(7,656)	Increase in SELIC	11.75%	(900)	(810)	(675)	(450)

Net Exposure and impact from interest rate risk	146,266			17,186	15,467	12,890	8,593

The Company regularly reviews the estimates and assumptions used in the calculations. However, settlement of transactions involving these estimates may result in amounts different from the estimated amounts, as a result of subjectivity inherent in the process used to prepare analyses.
(ii) Liquidity risk
Liquidity risk is the risk of the Company encountering difficulties in honoring its payment obligations under financial liabilities. The Company’s cash flow and liquidity are monitored on a daily basis so as to ensure that cash generated from operations and other sources of liquidity, as necessary, are sufficient to meet the scheduled payments, thus mitigating liquidity risk for the Company.
Among the alternatives to mitigate the liquidity risk are: funding with third parties with long-term maturity, debt restructuring and, if necessary, raising of additional funds from shareholders.

F-4
3

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

A summary of the maturity profile of financial liabilities and assets that are used to manage liquidity risk is presented below. Financial liabilities are shown at their gross values (not discounted), including principal and future interest payments up to maturity dates. For fixed rate liabilities, interest was calculated based on the rates established in each contract.
For liabilities with floating rates, interest was calculated based on a market forecast for each period:

	December 31, 2023
	Carrying amount	Total	Up to 1 year	1-3 years	Greater than 3 years
Financial assets
Cash and cash equivalents	164,095	164,095	164,095	—	—
Trade receivable	134,432	135,034	129,914	5,120	—
Trade receivable - related parties	1,776	1,776	1,776	—	—
Financial liabilities
Accounts payable to suppliers	(55,949)	(55,949)	(55,949)	—	—
Borrowings	(10,173)	(10,173)	—	—	(10,173)
Payables for business combination	(8,678)	(8,678)	(4,074)	(4,604)	—
Lease liability	(7,656)	(7,656)	(4,133)	(3,523)	—
Trade payables - related parties	(205,753)	(205,753)	(17,376)	(36,668)	(151,709)

	12,094	12,696	214,253	(39,675)	(161,882)

(iii) Credit Risk
Credit risk is the risk of the Company incurring financial losses if a customer or counterparty in a financial instrument fails to comply with its contractual obligations. This risk primarily relates to the Company’s accounts receivable
and
cash and cash equivalents.
The book values of financial assets represent the maximum credit exposure.

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Trade receivables, net
Credit risk derives from any difficulty in the collection of values due for services provided to the customers. The balance of trade receivables, net is in Reais and is distributed among multiple customers.

F-4
5

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

Credit risk is managed using the Company’s own operating model, where almost all sales are made as credit sales with a short maturity for payment and the remainder is made through advance payment. Despite this, periodic analyses of the customers’ default level are conducted, and efficient forms of collection are adopted.
The credit granted by the Company is made following the criteria defined based on statistical models—score, combined with internal information of our business, as well as internal record of behavioral information of the consumers, and these models are periodically reviewed based on the rates of historical losses of portfolio vintages.
The maximum exposure to credit risk on each reporting date is the book value as shown in the chart of accounts receivable by maturity (see Note 8).
The Company recognized a provision for loss that represents its expected credit losses in connection with accounts receivable (Note 8).
Cash equivalents
The credit risk of balances in banks and financial institutions is administered by the Company’s Treasury Department. Surplus funds are invested only in approved counterparties which are financial institutions in Brazil with a national credit rating of brA+ or more, and within the limit established to each one, to minimize risk concentration and, therefore, mitigate financial loss in case of possible bankruptcy of a counterparty.
Capital management
In 2023, there was no change in the objectives, policies or processes of capital management.
The Company includes the following balances in its ‘net debt’ measure: borrowings, lease liability and payables for business combinations, less cash and cash equivalents.
Net indebtedness indexes on the shareholders’ equity of the Company are comprised as follows:

December 31, 2023
(-) Cash and cash equivalents (Note 7)	(164,095)

(+) Lease liability, payables for business combinations and borrowings	26,507
Net indebtedness	(137,588)
Total equity	3,232,111
(iv) Foreign exchange rate risk
The Company does not have foreign exchange risk.

F-4
6

EQUIFAX DO BRASIL S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND DECEMBER 31, 2022

NOTE 19	Earnings per Share

	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average number of shares used as the denominator:
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating basic and diluted earnings per share	9,567,200	22,002,687	26,184,148

NOTE 20	Subsequent Events
The Company performed an evaluation of subsequent events through May 10, 2024, the date these financial statements were available to be issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment to the financial statements or additional disclosure.

F-4
7

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Boa Vista Serviços S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Boa Vista Serviços S.A. and subsidiaries (“the Company”), as of August 7, 2023 and December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the period from January 1, 2023 to August 7, 2023 and for each of the years in the two-year
period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, except for the omissions described below, the accompanying financial statements present fairly, in all material respects, the financial position of Company as of August 7, 2023 and December 31, 2022, and the results of its operations and its cash flows for the period from January 1, 2023 to August 7, 2023 and for each of the years in the two-year
period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
As discussed in Note 2, the accompanying consolidated financial statements are not presented in accordance with International Accounting Standard 1 - Presentation of Financial Statements, as they do not include consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows and related notes for the comparative period from January 1, 2022 to August 7, 2022, which constitute a departure from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company´s auditor since 2015
/s/ KPMG Auditores Independentes Ltda.
São Paulo, Brazil
April 18, 2024

Boa Vista Serviços S.A.

Consolidated statements of financial position
as of August 7, 2023 and December 31, 2022
(In thousands of Brazilian reais - R$)

	Notes	August 7, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	6	1,174,989	1,382,268
Accounts receivable	7	123,093	132,989
Prepaid expenses		18,179	15,287
Accounts receivable - Related parties	18	1,245	2
Income tax and social contribution	8 a)	58,354	55,536
Other tax assets	8 b)	19,310	15,936
Other assets		2,228	5,958
Assets held for sale	13	—	179,589

Total current assets		1,397,398	1,787,565
Non-current assets
Accounts receivable	7	6,030	8,358
Judicial deposits	22	28,755	27,350
Indemnification asset	9	14,128	795
Other tax assets	8 b)	253	411
Deferred tax asset - income tax and social contribution	24 d)	30,626	46,019
Interest in joint venture	10	179,260	—
Property and equipment	11	15,488	14,879
Intangible assets	12	844,635	813,219

Total non-current assets		1,119,175	911,031

Total assets		2,516,573	2,698,596

The accompanying notes are an integral part of the consolidated financial statements.

Boa Vista Serviços S.A.

Consolidated statements of financial position
as of August 7, 2023 and December 31, 2022
(In thousands of Brazilian reais - R$)

	Notes	August 7, 2023	December 31, 2022
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers	14	53,130	50,994
Lease liability	15	3,712	3,254
Labor obligations, vacation and social charges	17	56,842	131,901
Related parties	18	145	—
Payables for business combinations	19	7,538	78,246
Advances from customers	20	3,229	—
Income tax and social contribution	24 a)	9,706	—
Taxes payable	21	5,381	24,355
Dividends and interest on net equity	23 d)	—	120,900
Other accounts payable		3,483	2,942
Liabilities held for sale	13	—	22,568

Total current liabilities		143,166	435,160
Non-current liabilities
Lease liability	15	4,438	6,571
Payables for business combinations	19	4,195	3,313
Taxes payable	21	45,431	40,254
Provisions	22	21,631	14,074

Total non-current liabilities		75,695	64,212
Total liabilities		218,861	499,372
Shareholders’ equity
Share capital	23 a)	1,715,269	1,715,269
Capital reserves	23 b)	159,593	169,128
Profit reserves	23 c)	314,827	314,827
Profit for the period/year		108,023	—

Total shareholders’ equity		2,297,712	2,199,224

Total liabilities and shareholders’ equity		2,516,573	2,698,596

The accompanying notes are an integral part of the consolidated financial statements.

Boa Vista Serviços S.A.

Consolidated statements of profit or loss and other comprehensive income
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
(In thousands of Brazilian reais, except basic and diluted earnings per share)

		August 7,	December 31,	December 31,
	Notes	2023	2022	2021
Revenue	26	494,615	872,293	751,282
Cost of services rendered	27	(228,167)	(369,293)	(368,952)

Gross income		266,448	503,000	382,330
Operating expenses
Selling expenses	27	(51,945)	(69,116)	(60,329)
General and administrative expenses	27	(164,213)	(218,302)	(206,574)
Other income	13	36,072	—	—

Operating profit		86,362	215,582	115,427
Financial income	28	102,741	154,894	136,958
Financial expenses	28	(19,006)	(32,269)	(16,229)

Financial income (expenses)		83,735	122,625	120,729
Share of net loss of joint venture accounted for using the equity method	10	(3,010)	—	—

Profit before income tax and social contribution		167,087	338,207	236,156

Income tax and social contribution
Current and deferred	24 b)	(59,064)	(40,457)	(60,959)

Profit for the period/year		108,023	297,750	175,197

Profit attributable to:

Owners of the Company		108,023	297,750	175,197

Other comprehensive income		—	—	—

Total comprehensive income for the period/year		108,023	297,750	175,197

Total comprehensive income attributable to:

Owners of the Company		108,023	297,750	175,197

Earnings per share
Basic earnings per share - R$	29.i)	0.2037	0.5607	0.3320
Diluted earnings per share - R$	29.ii)	0.2023	0.5565	0.3290
The accompanying notes are an integral part of the consolidated financial statements.

Boa Vista Serviços S.A.

Consolidated statements of changes in shareholders’ equity
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
(In thousands of Brazilian reais)

		Capital	Capital reserves							Profit reserves
	Notes	Share capital	Warrants	Share premium	Restricted share plan	Share- based payment plan	Treasury shares	Issuance cost	Other capital reserves	Legal reserve	Profit retention reserve	Retained earnings (accumulated losses)	Total
As of December 31, 2020		1,638,058	—	136,330	—	50,014	—	(46,539)	—	9,539	9,217	—	1,796,619

Restricted share plan	31	—	—	—	2,681	—	—	—	—	—	—	—	2,681
Capital increase	23 a)	28,723	—	—	—	—	—	—	—	—	—	—	28,723
Warrants	23 b)	—	35,651	—	—	—	—	—	—	—	—	—	35,651
Capital increase – options exercise	23 e 31	48,488	—	—	—	(25,044)	—	—	25,044	—	—	—	48,488
Profit for the year		—	—	—	—	—	—	—	—	—	—	175,197	175,197
Legal reserve	23 c)	—	—	—	—	—	—	—	—	8,760	—	(8,760)	—
Dividends	23 d)	—	—	—	—	—	—	—	—	—	—	(6,946)	(6,946)
Interest on net equity	23 d)	—	—	—	—	—	—	—	—	—	—	(35,146)	(35,146)
Proposal of profit retention		—	—	—	—	—	—	—	—	—	124,345	(124,345)	—

As of December 31, 2021		1,715,269	35,651	136,330	2,681	24,970	—	(46,539)	25,044	18,299	133,562	—	2,045,267

Restricted share plan	31	—	—	—	1,006	—	—	—	—	—	—	—	1,006
Restricted share plan -
Vesting of shares	31	—	—	—	(1,230)	—	872	—	—	—	—	—	(358)
Share buyback	23 e)	—	—	—	—	—	(9,657)	—	—	—	—	—	(9,657)
Profit for the year		—	—	—	—	—	—	—	—	—	—	297,750	297,750
Legal reserve	23 c)	—	—	—	—	—	—	—	—	14,888	—	(14,888)	—
Interest on net equity	23 d)	—	—	—	—	—	—	—	—	—	—	(134,784)	(134,784)
Proposal of profit retention		—	—	—	—	—	—	—	—	—	148,078	(148,078)	—

As of December 31, 2022		1,715,269	35,651	136,330	2,457	24,970	(8,785)	(46,539)	25,044	33,187	281,640	—	2,199,224

Restricted share plan	31	—	—	—	1,404	—	—	—	—	—	—	—	1,404
Restricted share plan - Vesting of shares	31	—	—		(534)	—	351	—	—	—	—	—	(183)
Reclassification of warrants	23 b)	—	(6,258)	—	—	—	—	—	—	—	—	—	(6,258)
Share buyback	23 e)	—	—	—	—	—	(4,498)	—	—	—	—	—	(4,498)
Profit for the period		—	—	—	—	—	—	—	—	—	—	108,023	108,023
Cancellation of warrants		—	(29,393)	—	—	—	—	—	29,393	—	—	—	—
Cancellation of stock options	23 c)	—	—	—	—	(24,970)	—	—	24,970	—	—	—	—
Cancellation of treasury shares	23 e)	—	—	—	—	—	12,932	—	(12,932)	—	—	—	—

As of August 7, 2023		1,715,269	—	136,330	3,327	—	—	(46,539)	66,475	33,187	281,640	108,023	2,297,712

The accompanying notes are an integral part of the consolidated financial statements.

Boa Vista Serviços S.A.

Consolidated statements of cash flows
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
(In thousands of Brazilian reais)

		January 1,	January 1, to	January 1, to
		to August	December 31,	December 31,
	Notes	7, 2023	2022	2021
Operating activities
Profit for the period/year		108,023	297,750	175,197
Adjustments for
Depreciation and amortization	27	115,345	195,583	188,236
Financial expense on loans, borrowings and debentures	15, 16	702	4,942	8,097
Transaction costs on loans and debentures	15, 16	—	1,010	1,504
Unwinding of the time value of money	28	12,033	1,218	470
Expected credit losses on accounts receivable	7	3,477	815	1,507
Provisions for civil, labor and tax losses	22	16,581	11,550	21,011
Accrued interest and fines related to provision for contingencies	22	20	4,094	1,487
Loss on disposal of property and equipment	11, 12	1,490	6,436	4,404
Impairment losses on non-financial assets	27	—	—	23,360
Labor obligations – Business combination		—	30,829	33,151
Share of net loss of joint venture accounted for using the equity method	10	3,010	—	—
Gain on loss of control of subsidiary	13	(36,072)	—	—
Write - off of leases	15 b)	—	(7,541)	(38)
Change in fair value of contingent consideration	28	—	20,676	(79,538)
Others		(183)	(1,204)	360
Expenses with restricted shares plan	31	1,404	1,006	2,681
Income tax and social contribution - current and deferred	24	59,064	40,457	60,959
Changes in operating assets and liabilities
Accounts receivable		8,748	(16,578)	(6,655)
Judicial deposits		(1,405)	(10,859)	—
Related parties		(1,243)	260	(276)
Prepaid expenses		(2,892)	(4,112)	1,253
Indemnification asset		(13,333)	478	—
Current tax assets		(3,374)	(41,749)	(7,257)
Other assets		3,888	(3,261)	1,221
Accounts payable to suppliers		2,136	14,429	(9,451)
Labor obligations, vacation and social charges		(78,396)	36,625	(1,191)
Taxes payable		(37,110)	20,970	(7,323)
Related parties		145	6,104	(242)
Advances from customers		3,229	(2,366)	847
Other accounts payable		13,236	(1,197)	(225)
Provisions	22	(9,044)	(7,205)	(4,843)

Cash generated by operating activities		169,479	599,160	408,706
Income tax and social contribution paid		(13,470)	(81,918)	(47,478)

Net cash flows from operating activities		156,009	517,242	361,228
Investing activities
Acquisitions of property and equipment	11	(5,413)	(1,293)	(2,683)
Acquisitions of intangible assets	12	(143,448)	(260,179)	(202,533)
Cash effect on loss of control of subsidiary	13	(15,904)	—	(113,655)
Payments for business combinations		(84,780)	—	(8,000)

Net cash used in investing activities		(249,545)	(261,472)	(326,871)

Financing activities
Proceeds from funding of loans, borrowings, leases and debentures	15, 16	—	2,625	4,213
Payment of loans, borrowings, leases and debentures	15, 16	(2,377)	(73,659)	(102,580)
Interest paid on loans, borrowings and debentures	15, 16	—	(4,624)	(4,294)
Costs paid on loans, borrowings and debentures		—	(68)	(161)
Share issuance costs		—	—	(1,018)
Capital increase		—	—	48,488
Dividends and interest on net equity paid	23.d)	(120,900)	(38,169)	(15,008)
Treasury shares	23.e)	(4,498)	(9,657)	—

Net cash used in financing activities		(127,775)	(123,552)	(70,360)

Increase (decrease) in cash and cash equivalents		(221,311)	132,218	(36,003)

Cash and cash equivalents at the beginning of the period/year (*)	6	1,396,300	1,264,082	1,300,085
Cash and cash equivalents at the end of the period/year (*)	6, 13	1,174,989	1,396,300	1,264,082

(*)	Includes R$0 and R$14,032 as of August 7, 2023 and December 31, 2022, respectively, of cash and cash equivalents classified as assets held for sale (see Note 13).
The accompanying notes are an integral part of the consolidated financial statements.

F-5
3

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

1	Operations
Boa Vista Serviços S.A. (“Company” or “Boa Vista”) is a private company headquartered at Avenida Tamboré, 267 - 11th to 15th and 24th floors,
Barueri-SP.
From September 30, 2020 to October 18, 2023, Boa Vista was a publicly-traded corporation listed in the New Market segment of B3 S.A. - Brasil, Bolsa e Balcão, under the ticker BOAS3. These consolidated financial statements include the Company its subsidiary (together referred to as the “Group”). The Group lost control of the subsidiary on April 30, 2023 and thus from that date, it was no longer consolidated (See Notes 1 b), 10 and 13 for further information).
The Group began operations on November 1, 2010 as a continuation of credit protection services that were spun-out
of a previous company present for more than 60 years in the Brazilian market.
The Company has developed infrastructure and methodologies that consolidate and transform data gathered into information on individuals and legal entities, generating insights, aiming at enabling our customers to make better decisions.
The Company provides a range of analytical solutions, including credit scoring, credit recovery services, customer prospection, marketing services, anti-fraud, among others. The Company also offers data analysis services, to meet the need of companies to have access to an increasing amount of data in a more organized and customized way.
The Company operates in the Brazilian market, aiming to reduce information asymmetry, making customer prospecting, credit analysis and recovery more secure and accessible.
The Company has a national geographical presence, and its revenues are concentrated in the Southeast and South regions.

a.	Merger of Company’s shares by Equifax do Brasil S.A.
On December 18, 2022, Equifax do Brasil S.A. (“EFX Brasil”, together with the Company, “Companies”) and its parent company, Equifax Inc. (“Equifax”) (NYSE: EFX) have entered into a definitive merger agreement (“Merger Agreement”), whereby the terms and conditions for the implementation of the business combination of Equifax and the Company were established. The Merger Agreement provided for the business combination by means of the merger of shares of Boa Vista by EFX Brasil (“Merger of Shares” or “Transaction”).
On August 7, 2023, Equifax completed the Merger of Shares and the Company is now a wholly-owned subsidiary of EFX Brasil, preserving its legal personality and assets, and was delisted from B3.

b.	Joint venture
On October 25, 2022, the Company entered into an investment agreement, subsequently amended on February 23, 2023, (“Investment Agreement”) with RV Marketing, LLC and RV Technology, LLC (jointly, “RV”) for the formation of a joint venture, with the purpose of developing and operating a credit marketplace, financial services for consumers, among others, through the creation of BVRV Participações S.A. (“BVRV”). This transaction was approved by the Company’s shareholders on March 23, 2023. The closing
of the transaction occurred on April 20, 2023 (see Note 10 - Interest in joint venture).

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The Joint Venture was structured through the contribution of assets: (a) by the Company, comprising (i) its
Consumidor Positivo
intangible assets, and (ii) the entire capital stock of
Acordo Certo Participações S.A. (“Acordo Certo”)
, and (b) for RV, comprising (i) R$70 million in cash,

subject to price closing adjustments, (ii) the entire share capital of the iq360 Serviços de Informação e Tecnologia Ltda. (“iq”), and (iii) intellectual property assets used by iq, including brands and software, and certain contracts entered into by iq.
The contribution of cash by RV comprises two installments, being 50% at the closing date and 50% on any subsequent date up to the 18th month after the closing date.
At the closing date, considering the first contribution by RV, the ownership interest (i) of the Company was 55% of the total capital, being 50% of the voting shares and 100% of the preferred shares, and (ii) of RV was 45% of the total capital, equivalent to 50% of the voting shares, as follows:

	Ordinary shares		Preferred shares		Total
	Quantity	%	Quantity	%	participation (%)
Boa Vista	161,000,000	50	35,000,000	100	55
RV	161,000,001	50	—	—	45

Total	322,000,001	100	35,000,000	100	100

The shareholders’ agreement, entered into on April 20, 2023 (“Shareholders’ Agreement”), establishes that the Company and RV will work together in the day-to-day
operations by participating in relevant decisions and having veto rights in strategic matters. Unanimous consent of both the Company and RV is required for decisions of the shareholders.
As relevant decisions require the unanimous consent of the Company and RV, both parties must act together to direct relevant activities that significantly affect the returns of BVRV. BRRV is a separate legal entity and the Company’s rights as shareholder are restricted to its net assets. Therefore, as there exists the contractually agreed sharing of control of BVRV and the Company has rights to the net assets, BVRV is considered to be a joint venture.
After completion of the contributions, Boa Vista will hold 50% of the voting share capital of the Joint Venture minus 1 share and RV will hold 50% of the voting share capital of the Joint Venture plus 1 share.
The shareholders’ agreement establishes that in case RV does not contribute with the second installment on any subsequent date up to the 18th month after the closing date (i) RV will be obliged to pay a non-compensatory
contractual penalty of 50% (fifty percent) of the amount not contributed, in addition to interest of 1% (one percent) per month, pro rata diem, with all values adjusted by the positive variation of 100% (one hundred percent) of the CDI, (ii) the shares resulting from the contribution will no longer be issued, (iii) all of the BVRV’s preferred shares will be converted into common shares immediately, (iv) the Company will hold 55% of the total and voting share capital of BVRV and RV will hold 45% of the total and voting share capital of the joint venture. As such, the Company would obtain control and the shareholders’ agreement would be modified accordingly to consider that relevant decisions will not require unanimous consent of the Company and RV.

F-5
5

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

2	Preparation basis and presentation of the financial statements
These consolidated financial statements were prepared for inclusion as predecessor financial statements in the annual report on Form
20-F
of Equifax do Brasil, S.A. to be filed with the Securities and Exchange Commission (“SEC”) of the United States of America, as Boa Vista is considered the predecessor entity of Equifax do Brasil, S.A. until August 7, 2023. In accordance to the Financial Reporting Manual from the SEC Division of Corporation Finance, when such audited predecessor financial statements are provided for part of a fiscal year and successor audited financial statements are provided for the rest of the year, the predecessor is not required to provide comparative financial statements for the prior year partial period.

a)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”), except for the lack of presentation of a consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows and related notes for the comparative period from January 1, 2022 to August 7, 2022, as required by International Accounting Standard 1 - Presentation of Financial Statements, which constitutes a departure from IFRS as issued by the IASB. They were authorized for issue by the Company’s Management on April 18, 2024.

b)	Functional currency
These consolidated financial statements have been prepared and are presented in Reais (R$), which is the Company’s functional currency.
The consolidated financial statements include the financial statements of the Company and its subsidiary, through the date the Company maintained control of the subsidiary, April 20, 2023. See Notes 1 b), 10 and 13 for further information).

c)	Consolidated financial statements
The Company consolidates the financial information for all entities it controls. Control is obtained when the Company has the power over the relevant activities of an entity, exposure to variability of returns from this entity and there is linkage between the power and the returns of an entity to benefit from its activities.
In the consolidation, the balances and transactions between the companies were eliminated through the following procedures: (a) elimination of the balances of asset and liability accounts in the consolidated companies; and (b) elimination of the Company’s investment balances with the capital balances, reserve of retained earnings (accumulated deficit) of the subsidiaries.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases. Balances and transactions
between the parent companies, and unrealized gains and losses on operations between
the Company and its subsidiaries were eliminated.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The Parent company’s losses are also eliminated, except in the case of impairment losses, which are recognized
in the consolidated financial statements.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

When the entity loses control over a subsidiary the assets and liabilities and any non-controlling
interests and other components recorded in equity relating to this subsidiary are derecognized. Any gain or loss resulting from the loss of control is recognized in the consolidated statement of profit or loss and other comprehensive income.
When the entity loses control over a subsidiary via the contribution of that subsidiary to an existing or newly created equity-accounted investee (including a joint venture), the Company has chosen to recognize the full amount of the gain or loss resulting from the loss of control in profit or loss.
If the Company maintains any interest in the former subsidiary, this interest is measured at its fair value on the date control is lost.

3	Use of judgments and estimates
In the preparation of these consolidated financial statements, Management used judgments and estimates that affect the application of accounting policies of the Group, and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.
Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis.

a)	Judgments
The judgments which significantly impact the amounts recognized in the consolidated financial statements relate to:
Determining the useful life of property and equipment and intangible assets: the determination of useful lives requires estimates of expected future benefits. - Notes 5.13 and 5.5.

b)	Uncertainties resulting from assumptions and estimates
The main estimates related to the consolidated financial statements refer to:

•
Credit risk assessment to determine the impairment of accounts receivable: score - the internal rating calculated by the Group that assigns a probability of recovery to the customer and its accounts receivable - Notes 5.3 and 7.

•	Impairment test of property and equipment, intangible assets and goodwill: assumptions involved in determining the recoverable values - Notes 5.6, 11 and 12.

•	Provision for tax, civil and labor risks: assumptions regarding the likelihood and magnitude of the outflows of funds - Notes 5.10 and 22.

•	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized - Notes 5.11 and 24.

•	Assets held for sale: key assumptions regarding the determination of fair value less costs to sell of assets held for sale based on significant unobservable data - Notes 5.14 and 30.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(i)	Fair value measurement
Certain of the Group’s accounting policies and disclosures require the measurement of fair value, for financial and non-financial
assets and liabilities.
When measuring the fair value of an asset or liability, the Group uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:
Level
 1:
Prices quoted (not adjusted) in active markets for identical assets and liabilities.
Level
 2:
Inputs, except for quoted prices included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
Level
 3:
Inputs, for assets or liabilities, which are not based on observable market data
(non-observable
inputs).
Additional information on the assumptions adopted in the measurement of fair values is included in Note 28 - Financial income (expenses) and Note 31 – Employee benefits.

4	Subsidiary
We present below information on the Company’s subsidiary as of August 7, 2023 and December 31, 2022:

Direct interest:	August 7, 2023	December 31, 2022
	Ownership interest %
Acordo Certo Participações S.A. (*)	—	100.00

(*)
On April 20, 2023, Acordo Certo was contributed to BVRV Participações S.A. (“BVRV”), a joint venture, formed with RV Marketing, LLC and RV Technology, LLC (together, “RV “). See Notes 1b), 10 and 13 for further information.

Acquired in 2020, Acordo Certo Participações S.A. (“Acordo Certo”) is the holder of 100% of the capital of Acordo Certo Ltda. On October 25, 2022, the assets and liabilities in the subsidiary Acordo Certo, together with the intangible assets related to Consumidor Positivo (a consumer-oriented business unit composed by software’s internally developed products and intangible assets in progress), met the criteria for classification as held for sale (see Note 13).

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

5	Material accounting policies

5.1	Revenue recognition
The Group generates revenue through two revenue streams: i) decision services and ii) recovery services. The Group determines revenue recognition through the following steps:

•	identification of a contract with a customer;

•	identification of the performance obligation(s) in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligation(s) in the contract and;

•	recognition of revenue when or as the performance obligation(s) are satisfied.
At contract inception, the Group assesses the services promised within each contract, determines which goods or services are performance obligations, and assesses whether each promised service is distinct. The Group then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as that performance obligation is satisfied.

5.1.1	Revenue from decision services
Decision services revenue is derived from subscription arrangements to the Group’s platform, a comprehensive database with features to support customers with assessment and decision-making related to their customers credit risk.
The following is a summary of the decision services available as a feature in the Group’s platform through subscriptions:

•	Risk analytics - solutions based on statistical models to help companies to make more assertive and efficient business decisions.

•	Legacy data report - reports with recording, demographic and restrictive data.

•	Marketing services - intelligence to identify customers with the most adequate profile for its target.

•	Anti-fraud solutions – security solution for virtual stores, fintechs and payments processing industry by combating fraud in digital transactions.
Subscriptions (i.e., monthly and annually) are generally determined to have one distinct performance obligation, which is access to the Group’s platform and its features, and are recognized over time, ratably, over the subscription term, as the performance obligation is satisfied. In addition, the renewal of the monthly subscription is automatic and can be canceled at any time. The renewal of the annual subscription is not automatic, and customers who terminate their subscription earlier than the contracted period pay a penalty fee of 30% of the amount to be paid by the end of the contract.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

Prepayments
In some cases, the customer prepays its annual subscription. When the customer makes a prepayment, a contract liability is recognized in the amount of such prepayment with an obligation for provision of commercial credit reporting and scoring to the customer. The realization of the contract liability and recognition of revenue occurs as the customer receives and has access to the contracted features. For prepaid contract amounts, the unused balance is recognized when there is no more right of consumption by the customer.

5.1.2	Revenue from recovery services
Recovery services revenue is derived from solutions to support customers in recovering debts.
The following is a summary of the recovery services provided by the Group:

•	Digital solutions - Solutions for the management of creditor’s defaulting portfolios and for sending formal communications to debtors via digital vehicles, such as SMS and e-mail.

•	Printed solutions - Submission of printed collection letter to debtors and reports with consumers’ debt history.
The Group uses its digital solutions and analysis techniques to define processes and communication flows for each customer, increasing the effectiveness of the credit recovery process (i.e., notifying the debtor and, in case of continued
non-payment,
making such information public).
Recovery services arrangements are determined to have one performance obligation, which are either the digital or the printed solutions, and are recognized over time, ratably over the contract terms as the performance obligation is satisfied based on the volume of notifications sent by month. Each notification sent to debtors corresponds to a separate
service provided and is considered in the volume of notifications sent at the price contracted by the customer. The Group monitors provided recovery services by customer and issues the invoice 30 days after the service is rendered.

5.2	Financial instruments
Recognition and initial measurement
Trade receivables and debt securities issued are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized
when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is an account receivable without a material financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs that are directly attributable to its acquisition or issuance. Accounts receivable without a significant financing component are initially measured at the price of the
transaction.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(i)	Classification and subsequent measurement
Financial assets
At initial recognition, a financial asset is classified as measured: at amortized cost or at FVTPL.
A financial asset is classified and measured at amortized cost or fair value through other comprehensive income only if it generates cash flows related “solely to payments of principal and interest” on the principal amount outstanding. This assessment is carried out at the instrument level.
Financial assets with cash flows that are not solely principal and interest payments are classified and measured at fair value through profit or loss, regardless of the business model adopted.
The Group’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets, or both. Financial assets classified and measured at amortized cost are maintained in the business plan with the objective of maintaining financial assets in order to obtain contractual cash flows, whereas financial assets classified and measured at fair value through other comprehensive income are maintained in the business model with the objective of obtaining contractual cash flows and also for the purpose of sale.
The Group makes an assessment of the objective of the business model in which a financial asset is held at the portfolio level, since this best reflects the way, the business is managed and information is provided to management.
The information considered includes:
Whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of financial assets to the duration of any related liabilities or expected cash outflows, or realizing cash flows through the sale of the assets.
How the performance of the portfolio is evaluated and reported to the Group’s management.
Risks that affect the performance of the business model and the manner in which those risks are managed; and
Financial assets managed and whose performance is evaluated based on fair value are measured at FVTPL.
Financial assets at FVTPL
These assets are subsequently measured at fair value. Net income, including interest, is recognized in profit or loss.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is reduced for impairment losses. Interest revenue, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
All financial assets not classified as measured at amortized cost, as described above, are classified at FVTPL. This includes cash and cash equivalents, and derivatives (see Note 30).
Upon initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVTPL if this would significantly eliminate or reduce an accounting mismatch that would otherwise arise.
Financial liabilities - classification, subsequent measurement and gains and losses
Financial liabilities are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Interest expense, and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

(ii)	Derecognition
Financial assets
The Group derecognizes a financial asset when the contractual rights to the cash flows expire, or when the Group transfers
to the cash flows the contractual rights to receive, in a transaction in which substantially all risks and benefits of owning the financial
asset are transferred or in which the Group neither substantially transfers nor maintains all risks and benefits of owning the financial asset and it does not retain control over the financial asset.
Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expires. The Group also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount and the consideration paid (including any non-cash
assets transferred or assumed liabilities) is recognized in profit or loss.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

5.3	Impairment

(i)	Non-derivative financial assets
Financial instruments and contract assets
The Group recognizes provisions for expected credit losses on financial assets measured at amortized cost under the simplified approach.
When estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Group’s historical experience, credit assessment, and also considers forward-looking information.
The Group uses an allowance calculation matrix to calculate the expected credit loss for accounts receivable. The allowance matrix is based on the historical loss percentages observed over the expected life of the receivables and is adjusted for specific customers, according to the score (percentage from an internally produced statistical calculation that considers future estimates and qualitative factors such as the financial capacity of debtor – “Low Score”). These qualitative factors are monitored monthly by the Group’s treasury department. Historical loss percentages and scores are reviewed whenever any significant event occurs, with indications that there may be a significant change in these percentages.
For customers in default with high probability of recovery the company applies the historical recovery percentages in order to calculate the allowance for these particular customers. For customers in default
for more than 90 days or with low probability of recovery the Group applies the percentage determined in the Low Score as described in the previous paragraph.
Provision for losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering the financial asset in full or in part. The Group does not expect any significant recovery of amounts written off. However, financial assets written off may still be subject to credit collection, in compliance with procedures of the Group for the recovery of the amounts due.

5.4	Employee benefits

(i)	Short-term employee benefits
Obligations for short-term employee benefits are recognized as personnel expenses as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
The Company offers to its employees a defined-contribution pension plan, called Boa Vista Prev., managed by Bradesco Vida e Previdência, whose monthly contributions are made in part by the employees and part by the Company. The plan was implemented on November 1, 2011 and modified in 2015.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(ii)	Share-based payment plans
The fair value of share-based payments is calculated on the grant date, and recognized as personnel expenses, with a corresponding increase in shareholders’ equity, over the period when employees become unconditionally entitled to the awards.
The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and performance conditions will be met, so that the amount ultimately recognized as an expense is based on the number of awards meeting the services and performance conditions on vesting date.

5.5	Intangible assets
They correspond to the acquired rights related to intangible assets and are comprised as following:
Intangible assets acquired separately
Separately acquired intangible assets with a defined useful life are recorded at cost, less accumulated amortization and impairment losses. Amortization is recognized on a straight-line basis, according to the estimated useful lives of the assets. The estimated useful lives and the amortization method are reviewed annually, and the effects of any changes in estimates are recorded prospectively.
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, individually or in the level of the Cash Generating Unit (CGU).

a.	Database
Intangible assets include expenditures for databases, mainly from registry offices, to create products offered by the Group to its customers. These assets are amortized under the straight-line method, whose useful life is based on legal period for the disclosure of such information, of five years.

b.	Trademarks
Separately acquired trademarks are stated at historical cost. Trademarks acquired in a business combination are recognized at fair value on the acquisition date and are not amortized over time.

c.	Software
Refers to licenses acquired for computer programs that are capitalized based
on costs incurred and amortized over their useful life. Expenditures associated with software development or maintenance are recognized as expenses when incurred.
Software acquired in a business combination is recognized at fair value on the acquisition date and its respective amortization is carried out in accordance with the estimated useful life of the intangible asset.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

d.	Relationship with customers acquired in business combination
Relates to relationships with customers acquired in business combination representing important access to a specific market for any market participant as well as a barrier to competitors.

e.	Non-compete agreement
It refers to a
non-compete
agreement involving the key personnel integrated into the Group in the context of the acquired businesses. They are recognized at fair value on the acquisition date and their respective amortization is carried out in accordance with the estimated useful life of the intangible asset.
Amortization
Amortization is calculated using the straight-line method based on the estimated useful lives of each asset. Amortization is recognized in profit or loss.
Estimated useful lives are as follows:

Useful life - years
Database	5
Software	5 to 8
Relationship with customers acquired in business combination	17
Non-compete agreement	15
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Product development costs
Expenditures with internal projects related to the structuring and development of products. They are classified as “Internally developed products” when the product is ready for sale. However, products that are still under development are classified as “Intangible assets in progress”.
Directly attributable expenses with the development of projects linked to technological innovations are capitalized when all of the following aspects are met:

•	Technical feasibility can be demonstrated to complete the asset in such a way that it is made available for use;

•	The Group has the intention and ability to complete the intangible asset and use it;

•	It is possible to demonstrate how the intangible asset will generate future economic benefits;

•	The Group has the ability to reliably measure the expenditures attributable to the intangible asset during its development.

•	The Group can demonstrate the availability of adequate technical, financial and other resources to complete the development.
Capitalized expenditures, when the aforementioned criteria are met, include labor costs that are directly attributable to the preparation of this asset. Development activities involve a plan or project aimed at producing new products and/or improvements.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

Following initial recognition, the asset is carried at cost less any accumulated amortization and any impairment losses. Amortization begins when development is completed and the asset is available for use for the period of the future economic benefits.
The useful life of development assets reflects the period of financial return of each project, which is estimated between two and five years. During the development period, the recoverable value of the asset is tested annually.

5.6	Impairment of Non-financial assets
On each reporting date, the Group reviews the carrying amounts of its non-financial
assets to
determine
whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill and intangible assets with indefinite useful life arising from a business combination are allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal.
Value-in-use
is based on the estimated future cash flows, discounted to their fair value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.
Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation
or amortization, if no impairment loss had been recognized.

5.7	Cash and cash equivalents
For the purposes of the statement of cash flows, includes cash and cash equivalents that are represented by cash, with maturities of 90 days or less at time of acquisition, which are readily convertible into known amounts of cash and are subject to immaterial risk of change in fair value.

5.8	Interest in joint venture
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when
decisions about the relevant activities require the unanimous consent of the parties sharing control.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the consolidated statement of profit or loss and other comprehensive income outside operating profit.
Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated statement of financial position.
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.
Unrealized gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

5.9	Business combination and goodwill
The Group uses the acquisition method to account for business combinations. The cost of an acquisition is measured as the sum of the consideration transferred, which is measured at the acquisition-date fair value. Costs directly attributable to the acquisition are expensed as incurred.
When acquiring a business, the Group evaluates the financial assets acquired and liabilities assumed to classify them according to the contractual terms, the economic circumstances and the applicable conditions on the date of acquisition.
Goodwill corresponds to the value paid in excess of the carrying amount of investments acquired at fair value, resulting from the expectation of future profitability and supported by economic and financial studies that were the basis for the purchase price of the business. Goodwill is measured at cost, less accumulated impairment losses. It is tested for impairment annually, or more frequently if there is indication that the Cash-Generating Unit may be impaired.
Goodwill arising on acquisition of subsidiaries is recognized in intangible assets.

5.10	Provision for tax, civil and labor risks
Provisions for tax, civil and labor risks are recognized for present obligations (legal or deemed) resulting from past events, in which it is possible to estimate the amounts reliably and whose settlement is likely. Provisions are monetarily restated up to the end of the reporting period to cover losses, based on the nature of the risk and the Group’s assessment of probable outflow of resources embodying economic benefits required to settle such obligations.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The amount recognized as a provision is the best estimate of the considerations required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.
The probability of loss for labor and tax contingencies includes the assessment of available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of the Group’s internal and external lawyers. In the case of civil contingencies, the provision is made according to the number of active lawsuits regardless of their likelihood of loss, multiplied by the historical average loss value of the lawsuits.
A contingent liability recognized in a business combination is initially measured at fair value. After initial recognition and until the liability is settled, cancelled or expires, it is measured by the higher of the value that would be recognized in accordance with the requirements of provisions above or the amount initially recognized less, if appropriate, the cumulative amount of income recognized for according to revenue recognition requirements.

5.11	Income tax and social contribution
The income tax and social contribution expense represents the sum of the current and deferred taxes.
The income tax and social contribution amounts, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 (R$20 per month) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses, limited to 30% of the taxable income for the year.
Current and deferred taxes are recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity (i.e. share issuance costs).

(i)	Current income tax and social contribution
Current tax expense is the tax payable or receivable on the taxable income or loss for the year and any adjustments to taxes payable in relation to prior years. The amount of current taxes payable or receivable is recognized in the
statement of financial position as a tax asset or liability under the best estimate of the expected amount of taxes to be paid or received reflecting the uncertainties related to its calculation, if any. It is measured based on tax rates enacted at the reporting date. Current tax assets and liabilities are offset only if certain criteria are met.

(ii)	Deferred income tax and social contribution
Deferred tax assets and liabilities are recognized in relation to the temporary differences between the book values of assets and liabilities for consolidated financial statement purposes and the related amounts used for taxation purposes. The changes in deferred tax assets and liabilities for the year are recognized as deferred income tax and social contribution expense. Deferred tax is not recognized for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination, and that does not affect the taxable or accounting profit or loss; and taxable temporary differences arising from the initial recognition of goodwill
.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

A deferred tax asset is recognized in relation to the unused tax losses and deductible temporary differences to the extent that it is probable that future taxable income will be available to be used to offset such amounts. Future taxable income is determined based on the reversal of relevant taxable temporary differences. If the amount of the taxable temporary differences is insufficient to fully recognize a deferred tax asset, the future taxable income, adjusted for reversals of the existing temporary differences, is considered, based on the Group’s business plans.
Deferred tax assets are reviewed at each reporting date and reduced when their realization is no longer probable.
Deferred tax assets and liabilities are measured at tax rates expected to be applied to temporary differences when they are reversed, based on rates enacted up to reporting date.
The measurement of deferred tax assets and liabilities reflects the tax consequences of how the Group expects to recover or settle its assets or liabilities.
Deferred tax assets and liabilities are offset only if (a) the Group has a legal right to offset current tax assets against current tax liabilities; and (b) the deferred tax assets and liabilities are related to income taxes levied by the same tax authority.

5.12	Dividends and interest on net equity (“INE”)
The proposal for distribution of dividends made by the Group’s management that is within the portion equivalent to the minimum mandatory dividends is recorded in current liabilities, as “Dividends payable”, since it is considered a legal obligation established in the Group’s bylaws.
Shareholders are entitled to minimum mandatory dividends of 25% of the net income for each year, adjusted in accordance with the legislation in force. The distribution of dividends and interest on net equity to the Group’s shareholders is recognized as a liability payable of the Group at the end of the year, based on the Group’s bylaws. Any amount above the minimum mandatory is only provisioned on the date that it is approved by the shareholders, at the General Meeting.

5.13	Property and equipment
Property and equipment is stated at historical acquisition cost, net of accumulated depreciation and impairment losses. Depreciation begins when the assets are ready for their intended use.
Depreciation is calculated to reduce the cost of items of property and equipment, net of their estimated residual values, using the straight-line method based on the estimated useful lives of such items.
Depreciation is recognized in profit or loss. Leased assets are depreciated over the shorter of the estimated useful life of the asset and the contractual term, unless it is certain that the Group will become the owner of the asset at the end of the lease term.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The estimated useful lives of the property and equipment are as follows:

Useful life - years
Leasehold improvements	10
Machinery and equipment	10
Facilities	10
Furniture and fixtures	10
IT equipment	5
Right of use of real estate	10
An item of property and equipment is derecognized after disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

5.14	Assets held for sale
Assets, or disposal groups comprising assets and liabilities, are classified as held-for
sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to disposal.
Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Group’s other accounting policies.
Impairment losses on initial classification as
held-for-sale
and subsequent gains and losses on remeasurement are recognized in profit or loss.
Once classified as
held-for-sale,
intangible assets and property, plant and equipment are no longer amortized or depreciated.

5.15	New standards, amendments and interpretations to standards issued but not yet effective
A number of new accounting standards are effective for
annual
periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements. There is no expected impact on the Group’s consolidated financial statements.
A. Classification of Liabilities as Current or
Non-Current
and
Non-Current
Liabilities with Covenants (Amendments to IAS 1)
The amendments, as issued in 2020 and 2022, aim to clarify the requirements on determining whether a liability is current or non-current,
and require new disclosures for
non-current
liabilities that are subject to future covenants. The
amendments
apply for annual reporting periods beginning on or after January 1, 2024.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

B. Other accounting standards
The following new and amended accounting standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

•	Lease liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Lack of Exchangeability (Amendments to IAS 21)

•	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

5.16	New standards and Amendments
There are a number of new or amended standards are mandatorily effective for an accounting period that began after January 1, 2023. Their adoption has not had any impact on the disclosures or on the amounts reported in these consolidated financial statements.
A. Disclosure of accounting policies – Amendment to IAS 1 and IFRS Practice Statement 2
The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.
To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.
B. Definition of Accounting Estimates – Amendments to IAS 8
The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.
C. Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
The cumulative effect of recognising these adjustments is recognised in the opening balance of retained earnings, or another component of equity, as appropriate.
IAS 12 did not previously address how to account for the tax effects of on balance sheet leases and similar transactions and various approaches were considered acceptable. Some entities may have already accounted for such transactions consistent with the new requirements. These entities will not be affected by the amendments.
D. OECD Pillar Two Rules
In December 2021, the Organisation for Economic
Co-operation
and Development (OECD) released the Pillar Two model rules (the Global AntiBase Erosion Proposal, or ‘GloBE’) to reform international corporate taxation. Large multinational enterprises within the scope of the rules are required to calculate their GloBE effective tax rate for each jurisdiction where they operate. They will be liable to pay a top-up
tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate.
In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up
taxes described in those rules.
The amendments also require affected companies to disclose:

•	the fact that they have applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes

•	their current tax expense (if any) related to the Pillar Two income taxes, and

•
during the period between the legislation being enacted or substantially enacted
and the
legislation
becoming effective, known or reasonably estimable information that would help users of financial statements to understand an entity’s exposure to Pillar Two income taxes arising from that legislation. If this information is not known or reasonably estimable, entities are instead required to disclose a statement to that effect and information about their progress in assessing the exposure.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

E. IFRS 17 Insurance Contracts
IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach.
The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.
The Group does not have any contracts that meet the definition of an insurance contract under IFRS 17.

6	Cash and cash equivalents
As of August 7, 2023 and December 31, 2022, cash and cash equivalents were comprised as follows:

	August 7,	December 31,
	2023	2022
Cash	11	11
Bank balances	7,155	253
Deposits (*)	1,167,823	1,382,004

Total	1,174,989	1,382,268

(*)
Represent investments in Bank Deposit Certificates – CDB, with remuneration linked to the Interbank Deposit Certificate – CDI, as of August 7, 2023 and December 31, 2022 with an average yield of 103.05% of CDI (December 31, 2022 – 102.88% of CDI), with no risk of significant change in value and immediate liquidity, that are held for the purpose of meeting short-term cash commitments related to new business initiatives, acquisitions and other obligations arising from current liabilities.

7	Accounts receivable
Accounts receivable as of August 7, 2023 and December 31, 2022 are comprised as follows:

	August 7,	December 31,
	2023	2022
Customer receivables for services provided	133,158	143,542
Expected credit losses	(4,035)	(2,195)

Total	129,123	141,347

Current	123,093	132,989
Non-current (*)	6,030	8,358

Total	129,123	141,347

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(*)
The
non-current
balance refers to the long-term portion of one specific contract with a customer, signed in 2019. The payment term negotiated was to receive the consideration in seven annual installments and seventy-two
monthly installments. Revenue was recognized upon the delivery when the performance obligation was fulfilled. The adjustment to fair value related to this balance was R$759 on August 7, 2023 (R$1,200 on December 31, 2022).

The breakdown of accounts receivable by maturity date and the analysis of loss allowance are presented in the table below:

			August 7, 2023			December 31, 2022
			Average			Average
	Credit		rate of	Gross		rate of	Gross
	recovery	Aging of	expected	carrying	Loss	expected	carrying	Loss
Default	score	receivables	loss (*)	amount	allowance	loss (*)	amount	allowance
		Falling due	0.36%	124,977	456	0.26%	128,241	333
Customers		Overdue 1-30 days	5.39%	3,560	192	5.03%	4,054	204
past due up to 90 days	High/low score	Overdue 31-60 days	23.13%	947	219	15.79%	994	157
		Overdue 61-90 days	75.35%	354	267	25.52%	290	74
Overdue for	High score		89.32%	2,973	2,656	10.74%	9,553	1,026
more than 90 days	Low score		70.71%	346	245	97.80%	410	401

Total				133,158	4,035		143,542	2,195

(*)	The calculation methodology of the provision for expected credit losses is described in Note 30 (iii) .
Changes in the loss allowance were as follows:

	January 1, 2023 to	January 1, 2022 to
	August 7, 2023	December 31, 2022
Beginning of the period	2,195	3,281

Amounts written off	(1,637)	(1,880)
Net remeasurement of loss allowance	3,477	815
Transfer to assets held for sale	—	(21)

End of the period/year	4,035	2,195

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

8	Recoverable taxes
(a) Current tax assets - Income tax and social contribution

	August 7,	December 31,
	2023	2022
Income tax recoverable	44,911	38,936
Social contribution recoverable	13,443	16,600

Total	58,354	55,536

Current	58,354	55,536
Non-current	—	—
(b) Other tax assets

	August 7,	December 31,
	2023	2022
Social integration program (i)	284	272
Withholding tax	18,912	14,931
Other	367	1,144

Total	19,563	16,347

Current	19,310	15,936
Non-current	253	411

(i)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS).

9	Indemnification asset
The indemnification asset corresponds to the retained portion of the consideration provided for in the Acordo Certo purchase and sale agreement in 2020. The retained amounts serve as a guarantee for possible contingencies if they result in cash outflows.
On May 26, 2023, there was a retention of R$15,000 deposited in an escrow account. The adjustment to fair value in the period was an increase of R$214.
If the contingencies do not result in cash outflows, the retained amounts will be paid to the selling shareholders of Acordo Certo.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
for the period from January 1 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

10	Interest in joint venture
As of August 7, 2023, the interest in joint venture is composed as follows:

		August 7, 2023		December 31, 2022
	% of	Interest in	Share of loss	Interest in	Share of
	ownership	joint	for the	joint	profit for
	interest	venture	period	venture	the period
Interest in joint venture:
BVRV Participações S.A.	55%	179,260	(3,010)	—	—

Total		179,260	(3,010)	—	—

The fair values of the identifiable assets and liabilities assumed of BVRV relating to the Company’s interest and the goodwill generated on the contribution of assets to BVRV on April 20, 2023 are presented below:

Fair value of the assets and
liabilities contributed
Other Assets and Liabilities	46,182
Relationship with customers	11,541
Trademark	15,920
Non-compete agreement	2,949
Internally developed software	18,918

Total assets and liabilities contributed in BVRV at fair value	95,510
Goodwill	86,760

Consideration transferred	182,270

(a)	Summarized financial information for joint venture
The following table illustrates the summarized financial information of the Group’s interest in BVRV Participações S.A. as at the reporting date:

August 7, 2023
Non-current assets	346,114
Current assets (including cash and cash equivalents – R$ 495)	8,235
Current liabilities (including current financial liabilities excluding trade and other payables and provisions R$ 0)	67

Net assets (100%)	354,282

Group’s share of net assets (*)	179,260

Carrying amount of interest in joint venture	179,260

Loss and total comprehensive loss (100%)	(5,473)

Loss and total comprehensive loss (55%)	(3,010)

Group’s share of total comprehensive income	(3,010)

(*)
Relates to: i) 50% of contribution of assets to the formation of BVRV (R$ 182,270), plus ii) 55% of share of net loss of joint venture accounted for using the equity method from April 20, 2023 to August 7, 2023 (R$3,010).

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

11	Property and equipmen t
Changes in property and equipment are as follows:

	Leasehold	Machinery and		Furniture	IT	Right-of-use	Total property
	improvements	equipment	Facilities	and fixtures	equipment	of real estate	and equipment
Cost
At January 1, 2022	5,556	822	557	1,434	17,449	24,051	49,869
Additions	—	381	—	5	75	832	1,293
Transfers to assets held for sale	(449)	(12)	(148)	(409)	(1,286)	(993)	(3,297)
Disposals	(830)	(3)	(2)	(54)	(370)	(3,721)	(4,980)

At December 31, 2022	4,277	1,188	407	976	15,868	20,169	42,885

Additions	—	79	—	5	5,329	—	5,413
Disposals	—	—	(19)	(65)	(5,764)	—	(5,848)

At August 7, 2023	4,277	1,267	388	916	15,433	20,169	42,450

Depreciation
At January1, 2022	(2,156)	(447)	(225)	(712)	(8,234)	(10,993)	(22,767)
Depreciation	(702)	(66)	(52)	(141)	(3,031)	(3,126)	(7,118)
Transfers to assets held for sale	358	—	40	162	429	890	1,879

At December 31, 2022	(2,500)	(513)	(237)	(691)	(10,836)	(13,229)	(28,006)

Depreciation	(281)	(66)	(5)	(61)	(1,562)	(1,338)	(3,314)
Disposals	—	—	19	48	4,291	—	4,358

At August 7, 2023	(2,781)	(579)	(223)	(704)	(8,107)	(14,567)	(26,962)

Carrying amounts

At December 31, 2022	1,777	675	170	285	5,032	6,940	14,879

At August 7, 2023	1,496	688	165	212	7,326	5,602	15,488

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

12	Intangible assets
Changes in intangible assets and goodwill are as follows:

					Relationship with
					customers and non-
		Trademarks,		Goodwill on	compete agreements	Internally
		rights and		business	identified in business	developed	Intangible assets
	Database (a)	others	Software	combinations (b)	combination	products (c)	in progress (d)	Total
Cost
At January 1, 2022	884,375	32,228	276,740	273,885	28,383	73,738	20,956	1,590,305
Additions	122,144	—	50,659	—	—	64,080	23,296	260,179
Transfers to assets held for sale	—	(32,228)	(99,395)	(7,836)	—	(16,199)	(9,446)	(165,104)
Disposals	—	—	(8,848)	—	—	—	(287)	(9,135)
Transfers	—	—	567	—	—	26,590	(27,157)	—

At December 31, 2022	1,006,519	—	219,723	266,049	28,383	148,209	7,362	1,676,245

Additions	72,967	—	27,157	—	—	37,807	5,517	143,448
Transfers	—	—	5,997	—	—	(4,880)	(1,117)	—

At August 7, 2023	1,079,486	—	252,877	266,049	28,383	181,136	11,762	1,819,693

Amortization and impairment loss
At January 1, 2022	(563,927)	(1,976)	(74,951)	(7,836)	(27,312)	(13,377)	—	(689,379)
Amortization/Impairment	(129,419)	—	(42,118)	—	(172)	(21,518)	—	(193,227)
Transfers to assets held for sale	—	1,976	55	7,836	—	2,036	—	11,903
Disposals	—		7,677	—	—	—	—	7,677

At December 31, 2022	(693,346)	—	(109,337)	—	(27,484)	(32,859)	—	(863,026)

Amortization	(72,835)	—	(19,640)	—	(76)	(19,481)	—	(112,032)

At August 7, 2023	(766,181)	—	(128,977)	—	(27,560)	(52,340)	—	(975,058)

Carrying amounts

At December 31, 2022	313,173	—	110,386	266,049	899	115,350	7,362	813,219

At August 7, 2023	313,305	—	123,900	266,049	823	128,796	11,762	844,635

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(a)
Refers to acquisitions of information to increment and develop databases used in the consultations of the services provided by the Group, which are capitalized over five years to the Company and ten years for the subsidiaries (the period of use of the information).

(b)	Goodwill acquired has been allocated to the following cash generating units as of August 7, 2023 and December 31, 2022; Equifax, R$110,182 and Konduto R$155,867, respectively.
(c)
Refers to products developed through Squads (multidisciplinary teams) for product development. Research expenditure and development expenditure that do not meet the criteria to be capitalized are recognized as expense as incurred.

(d)
Development costs previously recognized as expense are not recognized as an asset in a subsequent period. The amount recognized as expense was R$7,635 in the period from January 1, 2023 to August 7, 2023 (R$16,943 - 2022).

Impairment testing for CGUs containing goodwill and indefinite-live intangible assets
As at the reporting date, there was no indication of impairment. As of December 31, 2022, the impairment tests of the goodwill based on expected future profitability and intangible assets with indefinite useful life acquired through business combination were conducted by Cash Generating Units (CGUs), as described below:
CGU Boa Vista: In 2022 the Group tested CGU Boa Vista for impairment of the goodwill generated through the acquisition of spin-off
business of Equifax do Brasil Ltda. which was subsequently merged into Boa Vista. The recoverable amount was estimated based on its value in use. The recoverable amount of the CGU was estimated to be higher than its carrying amount and no impairment was required.
CGU Konduto: The Group tested CGU Konduto for impairment of the goodwill generated through the acquisition of Konduto InterData Technology S.A. in 2022. The recoverable amount was estimated based on its value in use. The recoverable amount of the CGU was estimated to be higher than its carrying amount and no impairment was required.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources. Considering the early stage of the acquired company’s operations and its business growth profile, the discounted cash flow projections included specific estimates for ten years and a terminal growth rate thereafter for which management believes these projections are reliable. The projections are based on the approved budget that takes into consideration historical information adjusted to reflect events in place at the date of the test. The terminal growth rate was determined based on management’s understanding of the industry’s development trends. The Company has considered and assessed reasonably possible changes for the key assumptions and has not identified any instances that could cause the carrying amount of the Boa Vista CGU and Konduto CGU to exceed its recoverable amount.

2022	BoaVista	Konduto
Revenue (% annual growth rate)	3.80%	16.90%
Budgeted gross margin (%)	90.90%	73.40%
Annual capital expenditure (in R$ thousands)	166,438	6,704
Long-term growth rate (%)	3.15%	3.20%
Pre-tax discount rate (%)	15.40%	17.60%

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

13	Assets and liabilities held for sale
At December 31, 2022, the group of assets and liabilities held for sale was measured at their carrying amount, since the fair value less costs to sell was higher. On April 20, 2023, the Company closed the transaction of contributing such assets and liabilities for the formation of a joint venture. See Note 1 b) and 10 for further information.
The carrying amounts of the assets and liabilities transferred to the joint venture which resulted in a loss of control were as follows:

	Note	Amount
Current assets
Cash and cash equivalents		1,872
Accounts receivable		6,446
Prepaid expenses		1,169
Income tax and social contribution		60
Other recoverable taxes		893
Other assets		20

Total current assets		10,460
Non-current assets
Deferred tax asset – income tax and social contribution	24 d)	2,762
Property and equipment	11	1,731
Intangible assets	12	153,517

Total non-current assets		158,010

Assets held for sale		168,470

Current liabilities
Accounts payable to suppliers		941
Lease liability	15 b)	22
Labor obligations, vacation and social charges		2,696
Accounts payable - Related parties		821
Taxes and contributions payable		903
Other accounts payable		1,782

Total current liabilities		7,165
Non-current liabilities
Provisions		15,107

Total non-current liabilities		15,107

Liabilities held for sale		22,272

The
non-recurring
fair value measurement for the group of assets held for sale was classified as level 3 fair value based on the inputs of the valuation technique used (see Note 30 b).

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The derecognition of the carrying amounts of the assets and liabilities relating to this subsidiary in the net amount of R$146,198 occurred due to contribution of these assets into the joint venture as described in Note 10. The difference of R$36,072 between these carrying amounts and the fair value of the subsidiary contributed to BVRV of R$182,270 was recognized as a gain in profit or loss within other income, the portion of that gain or loss attributable to measuring any investment retained in the former subsidiary at its fair value at the date when control is lost.

14	Accounts payable to suppliers
The accounts payable to suppliers as of August 7, 2023, in the amount of R$53.130 (R$50.994 as of December 31, 2022), arise from the purchase of services as part of the normal activities of the Group, e.g., acquisition of goods, mailing services, maintenance of software and hardware and sundry consulting services, among others. Accounts payable to suppliers are financial liabilities classified as amortized cost.

15	Bank loans and borrowings and lease liability
The balances of bank loans and borrowings and lease liability at August 7, 2023 and December 31, 2022 are comprised as follows:

	August 7,	December 31,
	2023	2022
Bank loans and borrowings (i)	—	—
Lease liability (ii)	8,150	9,825

	8,150	9,825

Current	3,712	3,254
Non-current	4,438	6,571

(i)	Bank loans and borrowings
Changes in bank loans and borrowings are as follows:

January 1, 2022 to
December 31, 2022
Beginning of the period	2,788

Payment of bank loans and borrowings	(2,862)
Interest paid	(113)
Interest expense	57
Transaction costs related to bank loans and borrowings	130

End of the period	—

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(ii)	Lease liability

	Annual Interest	August 7,	December 31,
Transactions	rate	2023	2022
Leasing - exclusive right of use (1)	IGP-M (3) + 5.87%	1,100	1,561
Leasing - Headquarters office contract (2)	IGP-M + 3.70%	7,050	8,264

	Total	8,150	9,825

	Current	3,712	3,254
	Non-current	4,438	6,571

(1)	Refers to the right to exclusive use of software.
(2)
Refers to the rental of the properties related to the headquarters of the Group, in which a right-of-use
asset is recorded. During the period from January 1, 2023 to August 7, 2023, there was no adjustment to the lease agreement (year ended December 31, 2022: R$832).

(3)	Inflation as measured by the General Market Price index (IGP-M) published by the Getúlio Vargas Foundation (FGV).
At August 7, 2023, the balance of Leases, in
non-current
liabilities, is presented by year of maturity as follows:

	August 7,	December 31,
Maturity	2023	2022
2024	2,350	3,365
2025	2,088	1,961
2026	—	1,245

Total	4,438	6,571

Changes in lease liability are as follows:

	January 1, 2023 to August 7, 2023	January 1, 2022 to December 31, 2022
Beginning of the period	9,825	20,278
Additions	—	2,625
Payment of lease liabilities	(2,377)	(7,463)
Interest expense	702	2,036
Termination of lease (1)	—	(7,541)
Reclassification to held for sale	—	(110)

End of the period	8,150	9,825

(1)	On October 31, 2022, the Group discontinued the use of the 12 th and 13 th floors of its headquarters.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

16	Debentures
At August 7, 2023 and December 31, 2022, the Group had no outstanding debentures.
Changes in liabilities were as follows:

	January 1, 2022 to	January 1, 2021 to
	December 31, 2022	December 31, 2021
Beginning of the period	63,868	126,274

Payment of debentures	(63,334)	(63,333)
Interest paid	(4,511)	(3,136)
Interest expense	3,165	3,088
Transaction costs related to debentures	812	975

End of the period	—	63,868

Debentures are financial liabilities classified as amortized cost.

17	Labor obligations, vacation and social charges
Labor obligations, vacation and social charges at August 7, 2023 and December 31, 2022 are presented below:

	August 7,	December 31,
	2023	2022
Compensation for post-combination services - Acordo Certo key employees (i)	—	82,771
Provision for vacation and charges	16,789	12,896
Profit sharing program (PPR)	15,001	30,332
Provision for 13th salaries and charges	7,748	—
Social charges	6,786	5,001
Retention plan	8,963	—
Others	1,555	901

Total	56,842	131,901

Current	56,842	131,901
Non-current	—	—

(i)
The agreement to purchase the shares of Acordo Certo also required the Group to pay additional contingent amounts to former shareholders of Acordo Certo. The amount, paid in 2023, was based on the Adjusted Net Revenue of Acordo Certo in 2022, with a specified minimum amount and subject to the continued employment of these shareholders with Acordo Certo until December 31, 2022. Adjusted Net Revenue is defined in the purchase agreement as the net revenue of Acordo Certo less (i) costs of contact with customers via digital platforms, (ii) advertising and marketing costs and (iii) net revenue from channels and/or platforms of products and services to the Company’s consumers.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

18	Related parties
Balances with related parties derive from transactions that were carried out at market prices with the Group’s shareholders related to rendering of services and cost-sharing. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

		Current assets
		August 7,	December 31,
Related parties	Nature	2023	2022
Associação Comercial de São Paulo	(a)	—	2
Acordo Certo Ltda.	(b)	1,245	—

Total		1,245	2

			Current liabilities
		August 7,	December 31,
Related parties	Nature	2023	2022
Acordo Certo Ltda.	(b)	145	—

Total		145	—

Statements of profit or loss
		August 7, 2023		December 31, 2022
			Costs and		Costs and
Company	Nature	Revenue	expenses	Revenue	expenses
Associação Comercial de São Paulo	(a)	1,323	—	2,153	—

(a)	Relates to the rendering of data consultation services.
(b)	Refers to cost-sharing.
Associação Comercial de São Paulo is a shareholder of the ultimate parent of the Company. Acordo Certo Ltda. is a subsidiary of the joint venture.

18.1	Key management personnel
In the period ended August 7, 2023 and the year ended December 31, 2022, short-term benefits were paid to Directors and Board members, whose expense was presented in “General and administrative expenses”.
Each year, at the Annual Shareholders’ Meeting, the total amount of the Directors’ fees and the remuneration of the Board members are established according to the Group’s Bylaws.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

	August 7,	December 31,
	2023	2022
Annual fixed remuneration	7,769	9,744
Variable remuneration - Profit sharing program	5,122	3,419

Total remuneration	12,891	13,163

	August 7,	December 31,
	2023	2022
Restricted shares plan	457	611

Total	457	611

Expenses related to the restricted shares referring to the Board members and Directors recorded in the consolidated statement of profit or loss and other comprehensive income. See Note 31 for further information.

19	Payables for business combinations
The roll forward of payables for business combinations is as follows:

	Konduto	Acordo Certo (*)	Total
January 1, 2021	—	141,134	141,134
Konduto acquisition	1,192	—	1,192
Consideration transferred	—	(720)	(720)
Remeasurement of fair value (*)	—	(83,418)	(83,418)
Unwinding of the time value of money	470	—	470

January 1, 2022	1,662	56,996	58,658

Remeasurement of fair value (*)	—	21,683	21,683
Unwinding of the time value of money	1,218	—	1,218

December 31, 2022	2,880	78,679	81,559

Payment	—	(84,780)	(84,780)
Reclassification of warrants	6,258	—	6,258
Unwinding of the time value of money	882	7,814	8,696

August 7, 2023	10,020	1,713	11,733

Current liabilities			7,538
Noncurrent liabilities			4,195

			11,733

(*)
The contingent consideration for Acordo Certo was based on the Adjusted Net Revenue of Acordo Certo in 2022, with a specified minimum amount and was remeasured to fair value at each reporting date based on the discounted cash flows, with changes in fair value recognized in profit or loss, until the payable is settled. In 2021, the performance and profitability of Acordo Certo was lower than expected, and the Group reduced its estimates of the expected Adjusted Net Revenue of Acordo Certo in 2022, which led to a reduction of R$ 83,418 in the fair value of the contingent consideration. In the period ended December 31, 2022, the fair value of the contingent consideration increased by R$21,683, considering the revised estimates of the expected Adjusted Net Revenue of Acordo Certo in 2022. The outstanding balance relates to amounts withheld by the Company as collateral for the obligation of the sellers to indemnify the Company in the event of losses deriving from uncertain events to be released to the seller between 2021 and 2026.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

At August 7, 2023 and December 31, 2022, the balance of
non-current
payables for business combinations is presented by year of maturity as follows:

			August 7, 2023	December 31, 2022
Maturity	Acordo Certo	Konduto	Total	Total
2024	100	—	100	100
2025	168	1,241	1,409	1,117
2026	168	1,241	1,409	1,117
2027	—	1,277	1,277	979

Total	436	3,759	4,195	3,313

20	Advances from customers
Refers to the amounts paid in advance by customers for the future utilization of services over a certain period of time. Revenue from these contracts will be recognized as the use of products / services provided occurs.

	August 7,	December 31,
	2023	2022
Opening balance on January 1	—	2,232
Additions	10,150	17,979
Utilization (*)	(6,921)	(20,211)

End balance of the period	3,229	—

(*)
Mainly related to the advance of the consideration received from customers to render decision services. At August 7, 2023 and December 31, 2022, the amount of advances from customers is R$3,229 and R$0, respectively, which will be recognized as revenue according to the use of services by the customers. The amount of R$6,921 were recognized as revenue in the period ended August 7, 2023 (R$20,211 in the year ended December 31, 2022).

21	Taxes payable
At August 7, 2023 and December 31, 2022, taxes payable are comprised as follows:

	August 7,	December 31,
	2023	2022
Taxes payable	50,812	64,609

	50,812	64,609

Current	5,381	24,355
Non-current	45,431	40,254

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

	August 7,	December 31,
Current	2023	2022
PIS and COFINS payable	2,741	4,669
Withholding income tax (IRRF)	2,565	17,957
Service tax (ISS) payable	1	1,644
Other taxes payable	74	85

Subtotal	5,381	24,355

	August 7,	December 31,
Non-current	2023	2022
INSS on Severance pay	7,843	6,550
ISS - PIS and COFINS basis	18,220	15,940
Deductibility - SEBRAE/INCRA and FNDE	19,368	17,764

Subtotal (*)	45,431	40,254

Total taxes payable	50,812	64,609

(*)	The Group is part of lawsuits to dispute the payment of certain taxes as follows:
(i)	INSS on Severance pay
In June 2017, the Company filed a lawsuit to (1) obtain the recognition of the non-levy
of the INSS contributions paid by the Company, of the Work Accident Insurance (SAT)/Work Accident Risk (RAT) and the third-party contributions (education allowance, INCRA and System “S”) on the following funds:
(a) one-third
of statutory vacation (actually taken); (b) indemnified prior notice of termination of employment; (c) sickness allowance (payment of the first 15 days); (d) accident benefits; and (e) indemnification for unpaid unused vacation days.
(ii)	ISS - PIS and COFINS basis
Writ of mandamus filed by the Company seeking the recognition of the right to exclude from the PIS and COFINS tax bases, the value corresponding to ISS due by the Company, suspending such tax liability, given that on ISS installments there should be no levy of social contributions that are calculated on the basis of a company’s billings, as ISS taxes are not part of a Company’s billings or gross revenues, since the Company only collects such amounts and makes the tax payments.
(iii)	Deductibility - SEBRAE/INCRA and FNDE
These taxes payables are based on the understanding of the Supreme Court, that these contributions to SEBRAE/INCRA and FNDE are constitutional. Past proceedings have been discontinued and a writ of mandamus filed seeking the recognition of the unconstitutionality of the Contributions to the (i) National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária - INCRA); (ii) the Brazilian Small and Medium Enterprises Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas - SEBRAE); and (iii) the National Education Development Fund (Fundo Nacional de Desenvolvimento da Educação - FNDE) (educational allowance), given the restrictions for calculation over payroll, due to express prohibition of the text of the Federal Constitution, changed by Constitutional Amendment No. 33/2001.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

Changes in tax liabilities subject to legal proceedings:

			PIS and
			COFINS payable
			on the
		ISS -PIS	remeasurement
	INSS on	and	of fair value of	Deductibility -
	Severance	COFINS	contingent	SEBRAE/INC
	pay	basis	consideration	RA and FNDE	Total
As of January 1, 2022	5,427	12,954	3,879	11,768	34,028
Principal additions	627	1,706	—	4,565	6,898
Interest additions	496	1,280	—	1,431	3,207
Reversal	—	—	(3,879)	—	(3,789)

As of December 31, 2022	6,550	15,940	—	17,764	40,254

Principal additions	215	965	—	380	1,560
Interest additions	1,078	1,315	—	1,224	3,617

As of August 7, 2023	7,843	18,220	—	19,368	45,431

22	Provisions
The Group is party to lawsuits and administrative proceedings arising from the normal course of its operations.
Provision for probable losses arising from these lawsuits is estimated by the Group, taking into consideration the opinion of its legal advisors.

	August 7,	December 31,
	2023	2022
Civil	11,799	6,592
Tax	5,354	5,334
Labor	4,478	2,148

Total	21,631	14,074

Current	—	—
Non-current	21,631	14,074
Changes in provisions for tax, civil and labor risks
are
as follows:

	Civil (i)	Tax (ii)	Labor (iii)	Total
As of January 1, 2022	4,588	7,741	13,663	25,992
Additions	9,209	—	—	9,209
Write-offs	—	—	(678)	(678)
Payments	(7,205)	—	—	(7,205)
Interest and fines	—	887	—	887
Transfer to liabilities held for sale	—	(3,294)	(10,837)	(14,131)

As of January 1, 2023	6,592	5,334	2,148	14,074

Additions	14,251	—	2,330	16,581
Payments	(9,044)	—	—	(9,044)
Interest and fines	—	20	—	20

As of August 7, 2023	11,799	5,354	4,478	21,631

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(i)	Provision for civil risks
Most of the civil claims are based in article 43, paragraph 2 of Law 8,078/90– Consumer Defense Code due to lawsuits filed against the Group. The claimants are seeking indemnity for pain and suffering, alleging not sending the prior notification before the Company exhibits the consumer’s data in Boa Vista’s database.
By means of the history of closed cases, the percentages of validity, partial validity and groundlessness of the Special Court and Common Justice cases were calculated, and the average amount paid in cases granted or partially granted was calculated. The recorded civil provision is the result of the estimation of claims representing probable portfolio loss.

(ii)	Provision for tax risks
Decision referring to the partial approval by the Brazilian Federal Revenue Service, regarding the offset of federal withholding taxes for issue of invoices, to pay the Income Tax and Social Contribution for the period from January 2011 to December 2011, submitted through a tax compensation mechanism named PER/DCOMP.
The Group also has provisions for risks related to federal and municipal taxes between the periods from January 2016 to July 2021.

(iii)	Provision for labor risks
The Group is involved in labor claims comprising overtime and salary parity. The Group is also a party to labor lawsuits involving outsourced service providers in which the Group has joint liability.
Contingent liabilities
There were no significant changes regarding the progress of labor, civil and tax lawsuits classified as possible risks of loss, totaling R$87,218 and R$86,516 as of August 7, 2023 and December 31, 2022, respectively.

2.	Amortization of tax goodwill
As a result of tax assessment notice issued by the Brazilian Federal Revenue Service in December 2015, the Company is discussing the deductibility of Income Tax and Social Contribution referring to amortization of goodwill from the merger originated from the net assets transferred in the acquisition of Equifax do Brasil Ltda. (R$25,212) and the amortization of database originated from the net assets transferred through the capital increase paid-up
by Associação Comercial de São Paulo (“ACSP”) (R$16,249). The restated amount (SELIC) of the tax assessment notice is R$50,500 (R$48,358 at December 31, 2022). The Company timely filed an appeal that was reviewed by the taxing authorities, which considered it valid in relation to the database portion acquired by ACSP. The Company is currently awaiting a decision by the Administrative Council of Tax Appeals (CARF). The Company’s management, supported by the opinion of counsel, understands that the likelihood of success in this discussion is considered “possible” and, for this reason, no provision was set aside in the financial statements.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

3.	Tax Foreclosure of Municipal ISS in Campinas
Tax foreclosure derived from assessment notice No. 002298/2013, filed by the Public Treasury of the Municipality of Campinas against Boa Vista Serviços S.A. for the collection of debts related to ISS for the provision of services in the periods from June 1, 2011 to May 31, 2013 to customers located in the Municipality of Campinas. The financial impact in the event of loss is R$219 (R$200 as of December 31, 2022).

4.	Tax Foreclosure of Municipal ISS in São Paulo
Refers to assessment notices filed by the Municipality of São Paulo charging amounts arising from the alleged underpayment by the Company of ISS tax levied on the digital certificate issuance activity, as well as a fine for non-compliance
with the ancillary obligation, related to the alleged error in the issue of electronic invoices. The financial impact in the event of loss is R$5,729 (R$5,356 as of December 31, 2022).

5.	Lawsuit – Stock Option Plan, commercial nature
Legal action filed to seek recognition of the commercial nature of the Company’s Stock Option Plan and secure non-chargeability
of income tax, social security contribution and on those of third parties.
This is a civil suit seeking to demonstrate that gains and losses involving the Stock Option Plan established by the Plaintiff Entity to the benefit of its employees arise from the commercial agreement entered into by and between the parties on an onerous and voluntary basis, subject to risk (as in any other business). Thus, as no labor compensation is paid, no income tax is levied on compensation paid to individuals (progressive rate of up to 27.5%), on social security contributions and on those of third parties.
According to management views supported by lawyers’ opinion, the likelihood of loss is rated as “possible”, with a financial impact of R$14,171 (R$13,318 as of December 31, 2022), in case of an unfavorable outcome.

6.	Decisions
These are differences arising from PIS and COFINS credits withheld by customers of invoices issued by the Company, and which were offset against taxes to be paid. The Company proved the amounts offset through supporting documents.
According to management views supported by lawyers’ opinion, the likelihood of loss is rated as “possible”, with a financial impact of R$13,187 (R$12,410 as of December 31, 2022) in case of an unfavorable outcome.

7.	Labor contingencies
The Company is a party to other labor claims in the amount of R$1,578 (R$4,872 as of December 31, 2022), whose risk of loss was
classified as “possible” in the opinion of our legal counsel and, therefore, no provision was recorded as of August 7, 2023.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(v)	Judicial deposits
The Company granted collateral for civil, labor and tax lawsuits in the form of cash deposits which the Group is unable to access until the lawsuit is resolved, as follows:

	August 7, 2023	December 31, 2022
Civil contingencies	1,740	2,020
Labor contingencies	1,182	1,494
Tax liabilities	25,833	23,836

Total	28,755	27,350

Guarantee insurance
On August 7, 2023, the Company has no guarantee insurance. On December 31, 2022, as allowed by the Brazilian courts, as an alternative to judicial deposits, for two tax contingencies the Group had guarantee insurance with a total coverage limit of R$
7,121
.

23	Shareholders’ equity

a)	Share Capital
As of August 7, 2023 and December 31, 2022, the Company’s share capital was composed exclusively of common shares with no par value, as follows:

	Share Capital
	January 1, 2023 to August 7, 2023	January 1, 2022 to December 31, 2022	January 1, 2021 to December 31, 2021
Beginning of the period	1,715,269	1,715,269	1,638,058
Capital increase - Exercise of stock option	—	—	48,488
Capital increase - Konduto	—	—	28,723

End of the period	1,715,269	1,715,269	1,715,269

	Number of shares
	January 1, 2023 to August 7, 2023	January 1, 2022 to December 31, 2022	January 1, 2021 to December 31, 2021
Beginning of the period	532,222,621	531,440,373	520,797,860
Capital increase - Exercise of
stock option	—	—	7,758,000
Capital increase - Konduto	—	—	2,884,513
Capital increase - Warrants
Konduto	—	391,124	—
Capital increase - Warrants
Konduto	391,124	391,124	—
Cancellation of treasury
shares (*)	(2,770,900)	—	—

End of the period	529,842,845	532,222,621	531,440,373

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(*)
On August 7, 2023, due to the merger of Company’s shares by EFX Brasil (Note 1 a.), there was a cancellation of 2,770,900 ordinary shares issued by the Company held in treasury (Note 23 e), so that the number of shares issued by the Company was reduced from 532,613,745 to 529,842,845.

b)	Capital reserves

Warrants – Konduto
On August 5, 2021 the Company issued two warrants to Konduto’s former shareholders.
These warrants had the conversion ratio of 1,977,810 into common shares at an exercise price of R$1.00. Totaling 1,955,620 common shares to be converted upon the exercise.
The warrants fair value recognized on March 11, 2021, the signing date of the Agreement for the Purchase and Sale of Shares, Merger of Shares and Other covenants with the shareholders of Konduto, was R$35,651.
The warrants may be exercised in one or more times upon payment of an exercise price according to the following schedule and if the former shareholders have not requested their termination or has been dismissed:
(i) 20% of the subscription bonus within 6 months after the closing date
(ii) 40% of the subscription bonus within 12 months after the closing date
(iii) 60% of the subscription bonus within 18 months after the closing date
(iv) 80% of the subscription bonus within 24 months after the closing date
(v) 100% of the subscription bonus within 30 months after the closing date
On March 24, 2022, the Board of Directors’ Meeting (“RCA”) approved a capital increase in the amount of R$2.00 (two reais), through the issuance of 391,124 new common shares as a result of the exercise of warrants held by Konduto’s former shareholders.
On September 22, 2022, the RCA approved a capital increase in the amount of R$2.00 (two reais), through the issuance of 391,124 new common shares as a result of the exercise of subscription warrants held by Konduto’s former shareholders.
On March 2, 2023, the RCA approved a capital increase in the amount of R$2.00 (two reais), through the issuance of 391,124 new common shares as a result of the exercise of warrants held by Konduto’s former shareholders.
On August 7, 2023, the shareholders approved the cancellation of the outstanding warrants as a result of the agreement signed on the same date with Konduto’s former shareholders to cancel the rights to convert the warrants into common shares in exchange of the payment of R$ 6,258 to its holder, to be paid i) 50% on August 22, 2023, and ii) 50% on February 22, 2024.
As a consequence, a financial liability was recognised at fair value as a reclassification from equity
and the original equity instrument was derecognised, without recognizing any gain or loss in the statement of profit or loss. See Note 19 for further information.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

c)	Profit reserves Legal reserve
It is formed annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company’s capital. The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset loss or for increasing capital.
Profit retention
The remaining profits, after the formation of the legal reserve and destination of minimum mandatory dividend, are recorded under line item “Retained earnings”, which are available for allocation at the General Meeting.

d)	Dividends and interest on net equity (“INE”)
In Brazil, entities are allowed to remunerate their shareholders by way of interest on net equity payments, subject to certain limitations, such the limit of Long Term Interest Rate (“TJLP”) and 50% of current or accumulated profits.
This payment is deductible for corporate income tax and social contribution purposes. These payments are subject to a 15% withholding tax (or 25% when paid to tax haven jurisdictions).
On May 16, 2022, the Company paid dividends referring to the year ended December 31, 2021 in the amount of R$6,946, according to the approval at the Extraordinary General Meeting on April 29, 2022.
On April 14, 2022, the Company paid interest on net equity in the amount of R$35,146 approved by the Board of Directors on December 16, 2021. Such interest on net equity net of Withholding Income Tax was attributed to the minimum mandatory dividends.
On December 15, 2022, the Board of Directors approved the distribution and payment of interest on net equity in the amount of R$134,784. Such interest on net equity was attributed to the minimum mandatory dividends for the 2022 fiscal year.
On April 14, 2023, the Company paid dividends referring to the year ended December 31, 2022 in the amount of R$120,900, according to the approval at the Extraordinary General Meeting on April 28, 2023.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

	August 7, 2023	December 31, 2022	December 31, 2021
Profit for the period/year	111,447	297,750	175,197

Legal reserve - 5%	(5,572)	(14,888)	(8,760)

Calculation basis for minimum mandatory dividends	105,875	282,862	166,437
Minimum mandatory distribution to shareholders - 25%(*)	24,469	70,716	41,609
Additional distribution proposed by Management(*)	(24,469)	64,068	483

Total distribution proposed	—	134,784	42,092

Payment method:
Interest on net equity	—	134,784	35,146
Dividends	—	—	6,946

Total distribution to shareholders	—	134,784	42,092

Number of outstanding shares	529,842,845	532,222,621	531,330,373
Interest on net equity/Dividends per share	—	0.25325	0.07920

(*)	Based on profit to date, minimum dividend would be R$ 26,469. However, statutory calculation is based on the annual profit and no dividends have yet been proposed on August 7, 2023.
Minimum mandatory dividends and dividends approved on or prior to the reporting date are presented in the statement of financial position as liabilities in line item “Dividends and interest on net equity payable” net of withholding income tax, in the amount of R$0 (December 31, 2022: R$120,900).

e)	Treasury shares
On May 28, 2023, the Company approved the program for repurchase of registered common shares of its issue, with no par value, to be held in treasury and subsequently delivered to the participants of the Company’s current plan. The number of shares acquired by the Company during the period was 1,170,600 shares, representing 0.22% of the shares outstanding as of August 7, 2023.
On February 24, 2022, the Company approved the program for repurchase of registered common shares of its issue, with no par value, to be held in treasury and subsequently delivered to the participants of the Company’s current plan. The number of
shares acquired by the Company during the year was 1,772,940 representing 0.33% of the shares outstanding as of December 31, 2022.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The shares were acquired at B3 S.A. – Bolsa, Brasil, Balcão, at market prices and intermediated through the financial institution Itaú Corretora de Valores S.A., as follows:

	August 7, 2023
Period	Number of shares	Average price (in Reais)	Total price
May 2023 (*)	1,170,603	3.84	4,498

Total	1,170,603	3.84	4,498

	December 31, 2022
Period	Number of shares	Average price (in Reais)	Total price
March 2022	54,900	7.94	436
April 2022	110,100	8.11	893
July 2022	1,607,940	5.18	8,328

Total	1,772,940	5.45	9,657

	Number of shares	Average price	Total
Outstanding at January 1, 2022	—	—	—
Repurchased	1,772,940	5.447	9,657
Transferred from vesting of restricted shares	(108,252)	(8.059)	(872)

Outstanding at January 1, 2023	1,664,688	5.277	8,785

Repurchased (*)	1,170,603	3.842	4,498
Transferred - vesting of restricted shares	(64,391)	(5.451)	(351)
Cancellation (**)	(2,770,900)	(4.667)	(12,932)

Outstanding at August 7, 2023	—	—	—

(*)
The difference between the average price and the negotiation price between May 7 and 8 relates to an event of dissent (“
dissidência
”) where a shareholder has a right to withdraw from a company when they do not agree with deliberations held at meetings in which matters are approved, resulting in the right to withdraw, as provided for in current legislation. As part of the Merger of Shares (Note 1 a.), there was a shareholder who withdrew and the Company repurchased at equity cost (not at market value).

(**)	On August 7, 2023, due to the merger of Company’s shares by EFX Brasil (Note 1 a.), there was a cancellation of 2,770,900 ordinary shares issued by the Company held in treasury.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

24	Income tax and social contribution

a)	Amounts recognized in the consolidated statement of financial position as of the period/year

	August 7, 2023	December 31, 2022
Income tax payable (*)	6,927	—
Social contribution payable(*)	2,779	—

	9,706	—

(*)
Cannot be offset against the negative balance of income tax and social contribution accounted for in the income tax and social contribution asset lines, as this is a negative balance for the year ended December31, 2022.

b)	Amounts recognized in the consolidated statement of profit or loss and other comprehensive income

	August 7, 2023	December 31, 2022
Current income tax and social contribution expense:	(43,671)	(64,654)

Deferred income tax and social contribution expense:
Temporary differences	(15,393)	24,197

Total income tax from continuing operations expense	(59,064)	(40,457)

c)	Tax expense reconciliation

		August 7, 2023		December 31, 2022
Profit before income tax and social contribution		167,087		338,207

Income tax and social contribution at nominal rates	(34.00%)	(56,810)	(34.00%)	(114,990)
Tax effect:
Tax incentives (a)	4.69%	7,844	8.78%	29,708
Interest on net equity (b)	—	—	13.55%	45,826
Gain on loss of control of subsidiary	(3.90%)	(6,511)	—	—
Other non-deductible additions and exclusions	(1.54%)	(2,578)	(0.30%)	(1,025)
Joint venture - equity method	(0.61%)	(1,023)	—	—
Others	0.01%	14	0.01%	24

Income tax and social contribution		(59,064)		(40,457)

(a)	Refers to “Lei do Bem” and the Workers’ Meal Program – PAT.
(b)
The Brazilian Law 9,249/95 provides that the Company may pay interest on net equity to shareholders in addition to or alternatively to the dividends proposed, subject to specific limitations, which result in tax deduction in the determination of income tax and social contribution. The limitation considers the higher of:

(i)	TJLP applied to the Company’s equity; or (ii) 50% of the net income for the year.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

d)	Changes in balances of deferred tax assets and liabilities

		Recognized in profit or			Recognized in profit or		Derecognized
	As of	loss		As of	loss		(iv)	As of
	January 1,			January 1,				August 7,
	2022	Additions	Reversal	2023	Additions	Reversal		2023
Sundry provisions (i) and deferred revenues	24,052	12,222	(6,679)	29,595	18,851	(8,576)	—	39,870
Income Tax and Social Contribution losses	4,163	—	(488)	3,675	—	(3,675)	—	—
Amortization of fair value adjustments to assets (ii)	6,602	4,857	(457)	11,002	—	—	(11,002)	—
Fair value adjustment of the payables for business combination	110	—	—	110	—	—	(110)	—
Impairment loss of assets	7,943	—	—	7,943	—	—	(7,943)	—
Amortization of relationship with customers (Equifax) and unbilled revenues	(1,991)	(37)	—	(2,028)	(103)	183	—	(1,948)
Lease liability	(1,339)	(4,835)	5,193	(981)	—	415	—	(566)
Compensation for post combination services - Acordo Certo key employees	12,021	16,121	—	28,142	—	(28,142)	—	—

Deferred income tax and social contribution assets	51,561	28,328	(2,431)	77,458	18,748	(39,795)	(19,055)	37,356

Change in fair value of contingent consideration (iii)	(27,044)	(1,319)	7,372	(20,991)	—	—	20,991	—
Technological innovation development costs	—	(7,753)	—	(7,753)	1,023	—	—	(6,730)

Deferred income tax and social contribution liabilities	(27,044)	(9,072)	7,372	(28,744)	1,023	—	20,991	(6,730)

Net deferred tax assets	24,517	19,256	4,941	48,714	19,771	(39,795)	1,936	30,626

Transfer to held for sale	—	—	(2,695)	(2,695)	—	—	2,695	—

Deferred income tax and social contribution, net	24,517	19,256	2,246	46,019	19,771	(39,795)	4,631	30,626

(i)	It refers to provisions for communication, electricity, water, building expenses, PPR, provision for expected credit losses, services provided, onleading’s, social charges and benefits to employees.
(ii)	It refers to amortization of the fair value adjustments made to assets acquired in business combinations.
(iii)	It refers to the fair value of contingent consideration of Acordo Certo.
(iv)	It refers to derecognition of deferred tax assets and liabilities related to the contribution of Acordo Certo to the formation of joint venture.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

25	Operating segment
The Group has only one reportable segment for the period from January 1, 2023 to August 7, 2023 and for the year ended December 31, 2022.

26	Revenue
Disaggregation of revenue from contracts with customers
The Group’s disaggregated revenue for the period from January 1, 2023 to August 7, 2023 and for the year ended December 31, 2022 were as follows:

	August 7, 2023	December 31, 2022	December 31, 2021
Decision services
Risk analytics	278,805	473,030	417,953
Legacy data report	80,142	144,064	145,181
Marketing services	24,265	45,030	38,922
Anti-fraud solutions	16,382	31,252	16,629
Consumer services	12,797	45,733	29,556
Recovery services
Digital solutions	60,492	90,435	58,855
Printed solutions	21,732	42,749	44,186

	494,615	872,293	751,282

Timing of revenue recognition
Services transferred over time	494,615	872,293	751,282

The Group earned revenue abroad in the period from January 1, 2023 to August 7, 2023 in the amount of R$3,795 (R$10,730 in the year ended December 31, 2022 and there was no revenue earned abroad in the year ended December 31, 2021).
In the period from January 1, 2023 to August 7, 2023 and the year ended December 31, 2022, and 2021 revenues related to the Group’s largest customer (economic group) represented 11.90%, 9.82% and 11.25%, respectively, of net revenues from services. There are no other customers representing more than 7.0% of total revenue in the financial period/year.
The Company is not subject to significant seasonal fluctuations in its revenues.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

27	Costs of services rendered, selling expenses, general and administrative expenses by nature

a)	Costs of services rendered, selling expenses, general and administrative expenses by nature
We present below the details of expenses by nature:

	Period ended August 7, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Nature
Salaries, benefits and charges	(159,818)	(261,528)	(188,116)
Technology services	(29,479)	(41,503)	(63,025)
Maintenance	(26,113)	(44,568)	(45,803)
Communications and other variable costs	(18,146)	(42,393)	(54,033)
Consulting, auditing and legal	(63,168)	(39,714)	(31,909)
Commissions	(9,458)	(14,948)	(13,742)
Sales and marketing	(7,427)	(10,192)	(11,204)
Depreciation and amortization	(115,345)	(195,583)	(188,235)
Impairment losses on non-financial assets (*)	—	—	(23,360)
Expected credit losses on accounts receivable	(3,477)	(815)	(1,506)
Others	(11,894)	(5,467)	(14,922)

Total	(444,325)	(656,711)	(635,855)

Classified as:
Cost of services rendered	(228,167)	(369,293)	(368,952)
Selling expenses	(51,945)	(69,116)	(60,329)
General and administrative expenses	(164,213)	(218,302)	(206,574)

Total	(444,325)	(656,711)	(635,855)

(*)	In the year ended December 31, 2021, the amount of R$23,360 recorded in this account refers to impairment of assets of CGU Acordo Certo.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

28	Financial income (expenses)
Financial income and expenses in the period from January 1, 2023 to August 7, 2023 and the year ended December 31, 2022 were as follows:

	Period ended August 7, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Financial income
Discounts obtained	479	411	27
Interest and fines on accounts receivable	606	1,238	1,019
Change in fair value of contingent consideration (*)	—	—	79,538
Interest income arising from financial assets	97,320	149,994	54,265
Interest income on long term receivables	441	768	961
Other financial income	3,895	2,483	1,148

Total financial income	102,741	154,894	136,958

Financial expenses
Discounts granted	(448)	(807)	(894)
Interest and fines – liabilities	(356)	(136)	(174)
Interest on leases	(702)	(1,940)	(2,263)
Interest on bank loans and borrowings	—	(182)	(3,060)
Interest on debentures	—	(4,687)	(7,463)
Change in fair value of contingent consideration (*)	—	(20,676)	—
Unwinding of the time value of money (**)	(12,033)	(1,218)	(470)
Other financial expenses	(5,467)	(2,623)	(1,905)

Total financial expenses	(19,006)	(32,269)	(16,229)

Financial income (expenses)	83,735	122,625	120,729

(*)
Refers to the remeasurement of the fair value of the contingent consideration for the acquisition of Acordo Certo, in the amount of R$21,683 and a provision of PIS and COFINS in the amount of R$1,007 on financial income, presented on a net basis, for the year ended December 31, 2022, and financial income in the amount of R$83,417 and a provision of PIS and COFINS in the amount of R$3,879 on financial income, presented on a net basis, for the year ended December 31, 2021.

(**)
Relates to financial expenses for acquisition of investment in the amount of R$8,696 (R$1,218 and R$470 as of December 31, 2022 and December 31, 2021, respectively), and compensation for post-combination services in the amount of R$3,337 for the period ended August 7, 2023 (R$0 and R$0 for the years ended December 31, 2022 and December 31, 2021, respectively).

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

29	Basic and diluted earnings per share

(ii)	Basic earnings per share for the period
Calculated based on the weighted average number of common shares as follows:

	Period ended August 7, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the period/year attributable to the owners of the Company and used to calculate basic earnings per share (in Reais - R$)	108,023,628	297,750,335	175,196,612
Weighted average number of common shares for basic earnings per share calculation purposes	531,524,863	531,849,714	527,706,265
Weighted average treasury shares	(1,230,038)	(789,429)	—
Weighted average number of common shares for basic earnings per share calculation purposes	530,294,825	531,060,285	526,706,265

Basic earnings per share - R$	0.2037	0.5607	0.3320

(iii)	Diluted earnings per share for the period
The weighted average number of common shares used to calculate diluted earnings per share is reconciled with the weighted average number of common shares used to calculate basic earnings per share as follows:

	Period ended August 7, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the period/year attributable to the owners of the Company and used to calculate diluted earnings per share (in Reais – R$)	108,023,628	297,750,335	175,196,612
Weighted average number of common shares used to calculate basic earnings per share	531,524,863	531,849,714	527,706,265
Weighted average treasury shares	(1,230,038)	(789,429)	—
Effect of warrants	708,996	1,387,621	711,601
Effect of share options	2,011,348	2,609,392	4,059,077
Effect of restricted shares	927,682	—	—

Weighted average number of common shares for diluted earnings per share calculation purposes	533,942,851	535,057,298	532,476,943

Diluted earnings per share – R$	0.2023	0.5565	0.3290

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

30	Financial instruments and capital and risk management

a.	Accounting classifications and fair values
The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount					Fair Value
August 7, 2023	Note	Assets at fair value through profit or loss	Financial assets at amortized cost	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Cash and cash equivalents	6	—	1,174,989	—	—	1,174,989	—	—	—	—
Accounts receivable	7	—	129,123	—	—	129,123	—	—	—	—
Accounts receivable – Related parties	18	—	1,245	—	—	1,245	—	—	—	—
		—	1,305,357	—	—	1,305,357	—	—	—	—
Financial liabilities measured at fair value
Payables for business combinations	19	—	—	5,475	—	5,475	—	—	5,475	5,475
		—	—	5,475	—	5,475	—	—	5,475	5,475
Financial liabilities not measured at fair value
Accounts payable to suppliers	14	—	—	—	53,130	53,130	—	—	—	—
Lease liability	15	—	—	—	8,150	8,150	—	—	—	—
Related parties	18	—	—	—	145	145	—	—	—	—
Payables for business combinations	19				6,258	6,258	—	—	—	—

		—	—	—	67,683	73,158	—	—	—	—

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

		Carrying amount					Fair Value
December 31, 2022	Note	Assets at fair value through profit or loss	Financial assets at amortized cost	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Assets held for sale	13	179,589	—	—	—	179,589	—	—	179,589	179,589
		179,589	—	—	—	179,589	—	—	179,589	179,589
Financial assets not measured at fair value
Cash and cash equivalents	6	—	1,382,268	—	—	1,382,268	—	—	—	—
Accounts receivable	7	—	141,347	—	—	141,347	—	—	—	—
Accounts receivable - Related parties	18	—	2	—	—	2	—	—	—	—

		—	1,523,617	—	—	1,523,617	—	—	—	—

Financial liabilities measured at fair value
Liabilities held for sale	13	—	—	22,568	—	22,568	—	—	22,568	22,568
Compensation for post-combination services Acordo Certo key employees	17	—	—	82,771	—	82,771	—	—	82,771	82,771
Payables for business combinations	19	—	—	81,559	—	81,559	—	—	81,559	81,559

		—	—	186,898	—	186,898	—	—	186,898	186,898

Financial liabilities not measured at fair value
Accounts payable to suppliers	14	—	—	—	50,994	50,994	—	—	—	—
Lease liability	15	—	—	—	9,825	9,825	—	—	—	—
Dividends and interest on net equity payable	23 d)	—	—	—	120,900	120,900	—	—	—	—

		—	—	—	181,719	181,719

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

b.	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs
The following table shows the valuation technique used in measuring Level 3 fair values for financial instruments and the group of assets and liabilities held for sale in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter relationship between significant unobservable inputs and fair value measurement
Contingent Consideration	Discounted cash flows: The valuation model considers the value of the expected adjusted net revenue as defined in the SPA discounted using a risk-adjusted discount rate.	Expected adjusted net revenue and Risk-adjusted discount rate	The estimated fair value would increase (decrease) if: - the expected adjusted net revenue was higher (lower); or - the risk-adjusted discount rate was lower (higher).

Assets and liabilities held for sale	Discounted cash flows: The discounted cash flow considers the present value of expected net cash flows to be generated, taking into consideration the projected growth rate of net operating revenue (NOR). The expected net cash flows are discounted using a risk-adjusted discount rate.	NOR and risk- adjusted discount rate	The estimated fair value would increase (decrease) if: - the expected NOR was higher (lower); or - the risk-adjusted discount rate was lower (higher).

ii.	Level 3 recurring fair values
Reconciliation of Level 3 fair values
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Note	Contingent consideration
At January 1, 2022		58,658
Remeasurement of fair value of contingent consideration	19	21,683
Net change in fair value (unrealized)	19	1,218

At January 1, 2023		81,559

Payment for business combinations – Acordo Certo	19	(84,780)
Unwinding of the time value of money	19	7,814
Net change in fair value (unrealized)	19	882

At August 7, 2023		5,475

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

c.	Financial risk management
The Group has exposure to the following risks arising from financial instruments:

•	Market risk;

•	Liquidity risk;

•	Credit risk; and

•	Foreign exchange rate risk.

(i)	Market risk
Market risk is the risk that changes in market prices, such as foreign exchange, interest rates and prices, will affect the Group’s gains or the measurement of its financial instruments.
The objective of market risk management is to manage and control exposures to market risks, within acceptable parameters, and at the same time to optimize the return.
Interest rate risk
Financial instruments with floating rates expose the Group to risk of variability in cash flows arising from changes in interest rates. The Group’s cash flow interest rate risk derives from short and long-term financial investments and loans and borrowings issued at floating rates.
The Group’s management contracts most of its interest-earning assets and liabilities with floating rates. Financial investments are adjusted at CDI and loans and borrowings are adjusted at the TJLP or CDI.
Sensitivity analysis—Market risk
The Group prepared a sensitivity analysis to evidence the impact of changes in interest rates of financial investments, loans and borrowings and debentures. Liability financial instruments were segregated into debts remunerated at CDI/SELIC.
As of August 7, 2023, this analysis has a probable projection scenario for 2023 as follows: (i) the CDI/SELIC rate at 11.75% p.a. based on the projection of the Central Bank of Brazil.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The sensitivity analysis of the impact on profit or loss from the change in interest rates of the Group’s financial instruments, considering a probable scenario (Scenario I), with appreciation of 10% (Scenario II), 25% (Scenario III) and 50% (Scenario IV) is as follows:

Operation	Exposure at August 7, 2023	Risk	Probable rate - %	Scenario I probable	Scenario II + 10% deterioration	Scenario III + 25% deterioration	Scenario IV + 50% deterioration
Interest rate risk
Cash equivalents - financial investments	1,174,989	Decrease in CDI	11.75%	138,061	124,255	103,546	69,031
Lease liability	(8,150)	Increase in CDI	11.75%	(958)	(862)	(719)	(479)

Net exposure and impact from interest rate risk	1,166,839			137,103	123,393	102,827	68,552

Operation	Exposure at December 31, 2022	Risk	Probable rate -%	Scenario I probable	Scenario II + 10% deterioration	Scenario III + 25% deterioration	Scenario IV + 50% deterioration
Interest rate risk
Cash equivalents - financial investments	1,382,268	Decrease in CDI	13.75%	190,062	171,056	142,546	95,031
Lease liability	(9,825)	Increase in CDI	13.75%	(1,351)	(1,216)	(1,013)	(676)

Net exposure and impact from interest rate risk	1,372,443			188,711	169,840	141,533	94,356

The Group regularly reviews the estimates and assumptions used in the calculations. However, settlement of transactions involving these estimates may result in amounts different from the estimated amounts, as a result of subjectivity inherent in the process used to prepare analyses.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(ii)	Liquidity risk
Liquidity risk is the risk of the Group encountering difficulties in honoring its payment obligations under financial liabilities. The Group’s cash flow and liquidity are monitored on a daily basis so as to ensure that cash generated from operations and other sources of liquidity, as necessary, are sufficient to meet the scheduled payments, thus mitigating liquidity risk for the Group.
Among the alternatives to mitigate the liquidity risk are: funding with third parties with long-term maturity, debt restructuring and, if necessary, raising of additional funds from shareholders.
A summary of the maturity profile of financial liabilities and assets that are used to manage liquidity risk is presented below. Financial liabilities are shown at their gross values (not discounted), including principal and future interest payments up to maturity dates. For fixed rate liabilities, interest was calculated based on the rates established in each contract. For liabilities with floating rate, interest was calculated based on market forecast for each period:

					August 7, 2023
	Carrying amount	Total	Up to 1 year	1-3 years	3-4 years
Financial assets
Cash and cash equivalents	1,174,989	1,174,989	1,174,989	—	—
Accounts receivable	129,123	129,882	123,852	6,030	—
Accounts receivable - Related parties	1,245	1,245	1,245	—	—
Financial liabilities
Accounts payable to suppliers	(53,130)	(53,130)	(53,130)	—	—
Payables for business combination	(11,733)	(11,733)	(7,538)	(2,918)	(1,277)
Lease liability	(8,150)	(8,150)	(3,712)	(2,350)	(2,088)
Accounts payable - Related parties	(145)	(145)	(145)	—	—

	1,232,199	1,232,958	1,235,561	762	(3,365)

					December 31, 2022
	Carrying amount	Total	Up to 1 year	1-3 years	3-4 years
Financial assets
Cash and cash equivalents	1,382,268	1,382,268	1,382,268	—	—
Accounts receivable	141,347	142,547	134,189	8,358	—
Accounts receivable - Related parties	2	2	2	—	—
Financial liabilities
Accounts payable to suppliers	(50,994)	(50,994)	(50,994)	—	—
Payables for business combination	(81,559)	(85,809)	(80,580)	(4,250)	(979)
Lease liability	(9,825)	(16,587)	(5,679)	(8,834)	(2,074)
Dividends and interest on net equity payable	(120,900)	(120,900)	(120,900)	—	—

	1,260,339	1,250,527	1,258,306	(4,726)	(3,053)

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(iii)	Credit risk
Credit risk is the risk of the Group incurring financial losses if a customer or counterparty in a financial instrument fails to comply with its contractual obligations. This risk primarily relates to the Group’s accounts receivable and cash and cash equivalents.
The book values of financial assets represent the maximum credit exposure.
Accounts receivable
Credit risk derives from any difficulty in the collection of values due for services provided to the customers. The balance of accounts receivable is in Reais and is distributed among multiple customers.
Credit risk is managed using the Group’s own operating model, where almost all sales are made as credit sales with a short maturity for payment and the remainder is made through advance payment. Despite this, periodical analyses of the customers’ default level are conducted, and efficient forms of collection are adopted.
The credit granting by the Group is made following the criteria defined based on statistical models - score, combined with internal information of our business, as well as internal record of behavioral information of the consumers, and these models are periodically reviewed based on the rates of historical losses of portfolio vintages.
The maximum exposure to credit risk on each reporting date is the book value as shown in the chart of accounts receivable by maturity (see Note 7).
The Group recognized a provision for loss that represents its expected credit losses from January 1, 2023 to August 7, 2023 and for the year ended December 31, 2022, in connection with accounts receivable (Note 7).
Cash equivalents
The credit risk of balances in banks and financial institutions is administered by the Group’s Treasury Department. Surplus funds are invested only in approved counterparties which are financial institutions in Brazil with a national credit rating of brA+ or more, and within the limit established to each one, to minimize risk concentration and, therefore, mitigate financial loss in case of possible bankruptcy of a counterparty.
Capital management
From January 1, 2023 to August 7, 2023 and for the year ended December 31, 2022, there was no change in the objectives, policies or processes of capital management.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The Group includes the following balances in its ‘net debt’ measure: bank loans and borrowings, debentures, lease liability and payables for business combinations, less cash and cash equivalents. Net indebtedness indexes on the shareholders’ equity of the Group are comprised as follows:

	August 7,	December 31,
	2023	2022
(-) Cash and cash equivalents (Note 6)	(1,174,989)	(1,382,268)
(+) Lease liability and payables for business combinations (Notes 15 and 19)	19,883	91,384

Net indebtedness	(1,155,106)	(1,290,884)
Total shareholders’ equity	2,297,712	2,199,224
Net debt ratio - %	(50.27%)	(58.70%)

(iv)	Foreign exchange rate risk
The Group does not have foreign exchange risk on August 7, 2023 and December 31,
2022
.

31	Employee benefits

(i)	Stock option plan
The Special Shareholders’ Meeting held on February 29, 2012 approved a stock option plan for the Group, which granted to the directors and employees in position of command (beneficiaries) the possibility to acquire shares of the Group, observing certain conditions (“Option Plan”).
The Option Plan, which is managed by the Group’s Executive Committee, aims to provide incentive for the expansion, success and achievement of the Groups’ corporate goals. The Plan comprised 7 employees as of December 31, 2022. As of August 7, 2023, the plan was canceled.
At each grant date, the fair value of the stock options granted was determined using the Black-Scholes formula. The dates of the 8 grants made from the beginning of the plan until the period ended August 7,
2023
are as follows:

Grant	Month	Year
1 st	February	2012
2 nd	May	2018
3 rd	August	2018
4 th	October	2018
5 th	March	2019
6 th	September	2019
7 th	November	2019
8 th	August	2020
Shares that may be acquired in the ambit of the option plan will not exceed 10% of Group’s total capital, provided that total number of issued shares or shares that may be issued pursuant to the terms of the option plan is always within the capital limit authorized by the Group. The options are settled through equity instruments.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

As a result of the Company’s going public in September 2020, all options granted were automatically accelerated for vesting.
The next exercise periods are as follows:

•	From January 1, 2023 to January 20, 2023;

•	From April 1, 2023 to April 20, 2023;

•	From July 1, 2023 to July 20, 2023;

•	From October 1, 2023 to October 20, 2023; and

•	From January 1, 2024 to January 20, 2024.
Changes in balances of vested stock options:

	August 7,	December 31,	December 31,
	2023	2022	2021
Beginning of the period	24,970	24,970	50,014

Cancellation (*)	(24,970)	—	—
Options exercise April/2021	—	—	(25,044)

End of the period	—	24,970	24,970

The variations in the quantity of stock options and their weighted average strike prices for the year are presented below:

	August 7, 2023		December 31, 2022		December 31, 2021
	Average strike price per share in reais (**)	Quantity of options	Average strike price per share in reais (**)	Quantity of options	Average strike price per share in reais (**)	Quantity of options
Beginning of the period	7.17	3,534,000	6.80	3,534,000	5.77	11,292,000
Cancelled (*)	7.07	(3,534,000)	—	—	—	—
Exercised	—	—	—	—	6.25	(7,758,000)

End of the period	—	—	7.17	3,534,000	6.80	3,534,000

(*)	795.000 and 2.739.000 options were canceled on April 24, 2023 and August 7, 2023, respectively.
(**)	The strike price is adjusted by monetary inflation (IGP-M) as determined in the approved option plan and applicable to all grants above.
As a result of the cancellations, there is no outstanding options as of August 7, 2023 (3,534,000 outstanding options as of December 31, 2022). No options were granted or exercised from January 1, 2023 to August 7, 2023.

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

(ii)	Restricted Share Plan
The Special Shareholders’ Meeting held on December 10, 2019 approved the Restricted Share Plan. The purpose of the plan is to grant the beneficiaries eligible by the Committee the opportunity to receive Restricted Shares, aiming to promote: (a) retention of the Beneficiaries; (b) the long-term commitment of the Beneficiaries and the strengthening of the meritocracy culture; and (c) the alignment of interest between the Beneficiaries and the Company’s shareholders.
Under the article 125 of the Brazilian Civil Code, the effectiveness of the plan was conditional on the liquidation of the Company’s Initial Public Offering on the Brazilian stock exchange (B3). The grant is restricted due it is subject to a vesting schedule and only after the vesting date will the beneficiaries receive the shares.
At March 31, 2021, the first grant of this plan was made. The grant will vest on the anniversary date of the grant in each of the three years as follows: 30%, 30% and 40%, respectively. The fair value corresponds to the closing price of the share on the grant date.
On February 15, 2023, a plan was granted for the Company’s management, which will have vesting on the anniversary date of the grant in each of the three years in the following proportions: 25%, 30%, and 45%, respectively.
On June 2, 2023, the second grant of the plan was made. Vesting will only occur at the end of the plan’s three years of validity, in June 2026.
Information on the restricted shares granted is presented in the table below:

			Changes in number of shares
Grant date	Exercise period	Fair value on the grant date	Number of shares as of December 31, 2022	New grants	Realized	Canceled	Number of shares as of August 7, 2023
March 31, 2021	Mar/22, Mar/23 and Mar/24	11.51	263,721	—	—	—	263,721
February 15, 2023	Feb/24, Feb/25 and Feb/26	7.70	—	471,746	—	—	471,746
June 2, 2023	Jun/26	7.72	—	1,683,442	—	—	1,683,442

Total			263,721	2,155,188	—	—	2,418,909

			Changes in number of shares
Grant date	Exercise period	Fair value on the grant date	Number of shares as of December 31, 2021	New grants	Realized	Canceled	Number of shares as of December 31, 2022
March 31, 2021	Mar/22, Mar/23 and Mar/24	11.51	582,406	—	(149,323)	(169,362)	263,721

Total			582,406	—	(149,323)	(169,362)	263,721

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

The Company recognized expenses related to the grants of the Share Plan with a corresponding capital reserve in equity, based on the method used to determine fair value of the shares on the grant as shown in the table below.

	August 7,	December 31,	December 31,
	2023	2022	2021
Grant date fair value of awards	1,404	1,006	2,681
Social security contribution	335	184	868

Total	1,739	1,190	3,549

(iii)	Retention Plan
On October 29, 2022, the Retention Plan was approved by the Board of Directors.
The plan is intended for the Company’s managers and employees selected to participate and who express their willingness to join the plan, upon execution of the respective grant agreement, to which the Company will make payment in cash as a retention bonus, referenced to the value of the share, in the form of “Phantom Shares”.
The first grant under the Retention Plan was carried out on December 13, 2022.
This is a
non-recurring
plan and aims to retain high-performance executives in key positions within the company.
The rights of the Eligible Beneficiaries in relation to the “Retention Plan”, especially the right to receive the amount in cash, referenced to the value of the share, will only be fully acquired if the Eligible Beneficiaries remain continuously linked as officers, directors or employees of the Company, during the periods specified below:

(i)	the eligible Beneficiary will be entitled to receive 30% of the amount in cash on March 31, 2023;

(ii)	the eligible Beneficiary will be entitled to receive 30% of the amount in cash on March 31, 2024; and

(iii)	the eligible Beneficiary will be entitled to receive 40% of the amount in cash on March 31, 2025.
The payment of the amount in cash to the eligible Beneficiaries will only take place with the fulfillment of the conditions and deadlines set forth in the “Retention Plan” and in the grant contracts, so that the granting of the “Phantom Shares” in itself does not guarantee the eligible Beneficiaries any rights or even represents the guarantee of receipt.
The Company recognized expenses related to the plan and a liability, based on the fair value of the awards calculated at each reporting date, as shown in the table below:

	August 7,	December 31,	December 31,
	2023	2022	2021
Grant date fair value of awards	5,496	1,113	—
Social security contribution	1,386	280	—

Total	6,882	1,393	—

Boa Vista Serviços S.A.

Notes to the consolidated financial statements
For the period from January 1, 2023 to August 7, 2023 and for the years ended December 31, 2022 and December 31, 2021
Amounts expressed in thousands of Brazilian reais, unless otherwise indicated

32	Transactions not involving cash
The Group carried out investing and financing activities not involving cash which are not included in the statements of cash flows:

	August 7,	December 31,
	2023	2022
Contribution of assets to the formation of BVRV	182,270	—
Reclassification of warrants	6,258	—
Lease termination	—	7,541
Reconciliation of liabilities arising from financing activities:

	December 31, 2022	Cash flows	Non-cash changes				August 7, 2023
			Acquisition	Interest	Write-off	Reclassification
Reclassification of warrants	—	—	—	—	—	6,258	6,258
Leases liabilities	9,825	(2,377)	—	702	—	—	8,150

	December 31, 2021	Cash flows	Non-cash changes				December 31, 2022
			Acquisition	Interest	Write-off	Transfer to held for sale
Leases liabilities	20,278	(7,463)	2,625	2,036	(7,541)	(110)	9,825

33	Subsequent events
Capital reduction
On October 13, 2023, the Company reduced its capital in the amount of R$797,874, according to the approval at the Extraordinary General Meeting on August 16, 2023.
Dividends payment
On October 11, 2023, the Company paid dividends in the amount of R$277,127, according to the approval at the Extraordinary General Meeting on August 16, 2023.
*  *  *